                                           REGISTRATION NO. 333-
                                                                ----------------
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      SUNSHINE MINING AND REFINING COMPANY
                      ------------------------------------
        (Exact name of registrant as specified in governing instruments)

                                    Delaware
                                    --------
         (State or other jurisdiction of incorporation or organization)

                                      1400
                                      ----
            (Primary Standard Industrial Classification Code Number)

                                   75-2231378
                                   ----------
                        (IRS Employer Identification No.)

                          5956 Sherry Lane, Suite 1621
                               Dallas, Texas 75225
                      (214) 265-1377 o (214) 265-0324 (Fax)
                      -------------------------------------
                    (Address of principal executive offices)

                                William W. Davis
         President, Chief Operating Officer and Chief Financial Officer
                      Sunshine Mining and Refining Company
                          5956 Sherry Lane, Suite 1621
                               Dallas, Texas 75225
                      (214) 265-1377 o (214) 265-0324 (Fax)
                      -------------------------------------
                     (Name and address of agent for service)

                                 With a Copy to:
                             Steven C. Metzger, Esq.
                         Prager, Metzger & Kroemer PLLC
                           2626 Cole Avenue, Suite 900
                               Dallas, Texas 75204
                      (214) 969-7600 o (214) 523-3838 (Fax)
                      -------------------------------------


              APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO
            THE PUBLIC: From time to time after the effective date of
                          this Registration Statement.


         If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the
Securities Act of 1933, check the following box.                         [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.                  [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering.                                         [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering.                                         [ ]

                         CALCULATION OF REGISTRATION FEE

   Title of Each Class of                             Proposed maximum offering      Proposed maximum
Securities to be Registered  Amount to be registered         price per unit     aggregate offering price  Amount of registration fee
---------------------------  -----------------------  ------------------------- ------------------------  --------------------------

Sunshine Mining and
Refining Company Common             44,995,000                $ 1.625(2)             $ 73,116,875(2)          $ 18,279.22
Stock, par value $0.01 per            shares
share(1)

         (1)Shares of Common Stock being registered are shares issued by the Registrant under Section 1145(a)(1) of the Bankruptcy Code to certain former holders of indebtedness issued by the Registrant in connection with a confirmed Plan of Reorganization. The maximum number of shares outstanding at the Effective Date of such Plan was 50,000,000 which 1,700,000 shares were gifted to former stockholders and certain other persons.

         (2)Pursuant to Rule 457(c), the proposed maximum Offering Price Per Unit and Proposed Maximum Aggregate Offering Price have been estimated based on the average of the bid and ask prices on March 16, 2001.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

PROSPECTUS




                      SUNSHINE MINING AND REFINING COMPANY

                          COMMON STOCK, $0.01 PAR VALUE

                                44,995,000 SHARES



                                   ----------



         The Selling Stockholders named in this Prospectus are offering to sell up to 44,995,000 shares of our Common Stock. The Selling Stockholders may offer and sell some, all or none of the Common Stock under this Prospectus. The Selling Stockholders may determine the prices at which they will sell the Common Stock; the prices may be at market prices prevailing at the time of the sale or some other price. In connection with these sales, the Selling Stockholders may use brokers or dealers which may receive compensation or commissions for the sales. We will not receive any of the proceeds from the sale of our Common Stock by the Selling Stockholders.

         Our Common Stock is publicly-traded on the NASDAQ OTC Bulletin Board under the symbol "SSMR." On March 16, 2001, the last reported sale price for the Common Stock was $2.15.

         The purchase of our Common Stock involves a high degree of risk. You should carefully consider the risk factors under the section entitled "Risk Factors" in this Prospectus before purchasing any of our Common Stock from the Selling Stockholders.


                                   ----------


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF
       THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------


         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, THE REGISTRATION STATEMENT, AND THE OTHER DOCUMENTS WE HAVE INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY ADDITIONAL OR DIFFERENT INFORMATION. THE INFORMATION CONTAINED IN THIS PROSPECTUS, AND THE OTHER DOCUMENTS THAT WE HAVE REFERRED YOU TO, IS FULL, COMPLETE AND ACCURATE AS OF THE DATE OF THIS PROSPECTUS. HOWEVER, BECAUSE CHANGES IN OUR AFFAIRS MAY OCCUR AFTER THIS DATE, WE CANNOT REPRESENT THAT THIS INFORMATION REMAINS ACCURATE AS OF ANY SUBSEQUENT DATE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. TO THE EXTENT REQUIRED BY APPLICABLE LAW IN CERTAIN JURISDICTIONS, SHARES OF COMMON STOCK OFFERED ARE OFFERED ONLY THROUGH A REGISTERED BROKER/DEALER IN SUCH JURISDICTION.

                                   ----------



            THE DATE OF THIS PROSPECTUS IS __________________, 2001.

                                TABLE OF CONTENTS


                                                                                            Page
                                                                                            ----
Prospectus Summary.......................................................................     1
Risk Factors.............................................................................     7
Forward-Looking Statements...............................................................    11
Use of Proceeds..........................................................................    12
Capitalization...........................................................................    12
Dividend Policy..........................................................................    13
Price Range of Common Stock..............................................................    13
The Plan of Reorganization...............................................................    14
Selling Stockholders.....................................................................    20
Plan of Distribution.....................................................................    22
Selected Financial Data..................................................................    24
Management's Discussion and Analysis of Financial Condition and Results of Operations....    25
The Company..............................................................................    30
Legal Proceedings........................................................................    35
Ownership of Principal Stockholders and Management.......................................    36
Management...............................................................................    37
Change in Accountants....................................................................    43
Description of Capital Stock.............................................................    44
Legal Matters............................................................................    45
Experts..................................................................................    45
Where You Can Find More Information......................................................    45
Glossary and Index.......................................................................    46
Index to Consolidated Financial Statements...............................................   F-1

                               PROSPECTUS SUMMARY

         This summary outlines and highlights information contained elsewhere in this Prospectus. You should read the entire Prospectus carefully, including the "Risk Factors" section and the financial statements and related notes before you make an investment decision.

         Whenever we refer in this Prospectus to "Sunshine," "the Company," "we," "us," or "our," we mean Sunshine Mining and Refining Company, a Delaware corporation and its predecessors and subsidiaries.

THE COMPANY

         Sunshine was originally incorporated in 1918 and is currently incorporated under the laws of the State of Delaware. The Company maintains its principal executive offices at 5956 Sherry Lane, Suite 1621, Dallas, Texas 75225. Sunshine has primarily engaged in mining silver and until recently, was one of the world's leading primary silver producers. Sunshine is a holding company whose material assets consists of the stock of subsidiaries. Sunshine Precious Metals, Inc. owns the Sunshine Mine located in the Coeur d'Alene mining district near Kellogg, Idaho. The Sunshine Mine produced 5.2 million and 3.9 million ounces of silver in 1999 and 2000, respectively; the primary smelter customer announced on February 2, 2001 that it was closing and would no longer accept deliveries. As a result, Sunshine notified its employees at the Sunshine Mine of a mass lay-off February 16, 2001, and has placed the Sunshine Mine on a care and maintenance status.

         Sunshine's principal asset is the Pirquitas Mine which is owned by Sunshine Argentina, Inc. Pirquitas contains 129 million ounces of silver reserves, as well as significant tin and zinc by-products. The Pirquitas Mine is planned as an open-pit operation to produce 11 million ounces of silver, 3,200 tonnes (metric tons) of tin, and 16,300 tonnes of zinc per year. Present studies forecast $133 million of capital costs to develop the Pirquitas Mine and a net cash cost of production of $1.53 per ounce of silver. See "THE COMPANY."

REORGANIZATION UNDER CHAPTER 11

         On August 23, 2000, Sunshine and its wholly-owned subsidiaries, Sunshine Argentina, Inc., Sunshine Precious Metals, Inc. and Sunshine Exploration, Inc. all filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Third Amended and Restated Joint Chapter 11 Plan of Reorganization as modified December 5, 2000 was the subject of an Order of Confirmation which resulted in the Plan having an Effective Date of February 5, 2001. The Proceeding was filed due to the exigencies then facing Sunshine through the maturity of its indebtedness and low silver prices. The Plan of Reorganization was conceived as an alternative to the more drastic measures available for restructuring indebtedness of Sunshine such as a liquidation of all of Sunshine's assets.

         As a result of the Plan, all of the outstanding shares of "old common stock" were cancelled, retired and eliminated with no consideration paid therefor and Sunshine was deemed to have issued the "New Mining Stock," which is shares of common stock, par value $0.01 per share. At the Effective Date of the Plan, 50,000,000 shares of Common Stock were deemed to be issued as the New Mining Stock to those designated as recipients therefor under the Plan which generally were certain creditors of Sunshine and others who in turn gifted a portion (approximately 3.4%) of New Mining Stock to the former common stockholders on a pro-rata basis, but only to accounts holding in excess of 100 shares of "old common stock." By virtue of this redistribution, holders of Allowed Claims against Sunshine also received a portion of the New Mining Stock where the various creditor classes received the same proportion of New Mining Stock to its Allowed Claim as received by each holder in the respective creditor classes, and the "gifting" creditors (the Stonehill Group and the Elliott Group) obtained 89.99% of the New Mining Stock on a fully-diluted basis after taking into account all of the distributions afforded to the various holders. The result of the Plan was to eliminate all of the Company's funded indebtedness, and certain other obligations, which had been incurred prior to August 23, 2000.

         In addition, as a result of the Plan, Sunshine Precious Metals, Inc. and the United States on behalf of the United States Environmental Protection Agency, the United States Department of the Interior and the United States Department of Agriculture (the "Government"), as well as the Coeur d'Alene Indian Tribe (the "Tribe") settled all outstanding environmental litigation against Sunshine and Sunshine Precious Metals. As part of the settlement, a total of 4,975,000 warrants to acquire an equivalent number of shares were issued to the Government and the Tribe. In addition, 324,265 warrants were issued to Asarco to acquire an equivalent number of shares, and management has been issued options to acquire 2,500,000 shares. The exercise price for all the above described options and warrants is $0.66 per share.

CALL OPTION AGREEMENT

         Under the terms of the Plan and the Confirmation Order, on the Effective Date of Plan, the capital stock of Sunshine Argentina, Inc. was cancelled, and Sunshine Argentina, Inc. issued the "New Argentina Stock." Sunshine caused the incorporation and organization of Sunshine International Mining, Inc., a Delaware corporation, all of the issued and outstanding stock of which is owned by Sunshine. Sunshine contributed to the capital of Sunshine International, Inc. all of the New Argentina Stock such that Sunshine Argentina, Inc. became a wholly-owned subsidiary of Sunshine International, Inc. which, in turn, is a wholly-owned subsidiary of Sunshine. Simultaneously, Sunshine and the two subsidiaries entered into a Call Option Agreement dated February 5, 2001 with the Elliott Group and the Stonehill Group, pursuant to which those entities were granted (i) a Call Option to each holder within the Elliott Group and the Stonehill Group to purchase, collectively, up to 100% of the shares of New Argentina Stock, and (ii) a first priority perfected security interest in the New Argentina Stock. The effect of the "call options" is to potentially allow the Elliott Group holders and Stonehill Group holders (and certain of their successors and assigns) upon the occurrence of certain events, to acquire Sunshine Argentina, Inc., which in turn owns the Pirquitas Mine and other assets. Should such an event occur, Sunshine's investment in the acquisition and the valuation of the Pirquitas Mine could no longer be an asset of Sunshine, nor would the assigned proven and probable reserves totaling 129.6 million ounces of silver, along with 59,000 tons of tin and 273,000 tons of zinc.

OWNERSHIP; SELLING STOCKHOLDERS

         The principal stockholders of Sunshine are the Elliott Group (which owns 50.98% of the issued and outstanding stock) and the Stonehill Group (which owns 39.01% of the issued and outstanding common stock of Sunshine). The principal business of each of the entities within the Stonehill Group and the Elliott Group is investment in securities. The Elliott Group and the Stonehill Group are the Selling Stockholders. See "SELLING STOCKHOLDERS" and "PLAN OF DISTRIBUTION."

PLAN OF DISTRIBUTION

         As of March 16, 2001, there were 50,000,000 shares of Sunshine Common Stock outstanding, of which 44,995,000 were held by the Elliott Group and the Stonehill Group together, all of which are covered by this Prospectus. This Prospectus relates to the shares of Sunshine Common Stock which are being registered under the Securities Act of 1933 on behalf of the Selling Stockholders in order to permit the public sale or other distribution of the Shares. See "Selling Stockholders" and "Plan of Distribution."

         The shares may be sold from time to time by Selling Stockholders through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers, at market prices prevailing at the time of sale or at prices otherwise negotiated. The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the securities to which this Prospectus relates may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of such securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

         Pursuant to the Registration Rights Agreement, Sunshine has agreed to register or qualify or cooperate with the Selling Stockholders and their respective counsel in connection with the registration or qualification of the Shares for offer and sale under the securities or "blue sky" laws of all of the states of the United States, and to do any and all other acts or things necessary or advisable to enable the offer and sale of the Shares in such jurisdictions; provided, however, that Sunshine shall not be required to (i) qualify generally to do business in any jurisdiction where it is not then so qualified or (ii) file a general consent to service of process in any such states or jurisdictions, or (iii) take any action which would subject it to general service of process or to taxation in any jurisdiction where it is not then so subject. Unless and until such times as offers and sales of the Shares by Selling Stockholders are registered or qualified under applicable state securities or "blue sky" laws, or are otherwise entitled to an exemption therefrom, initial resales by Selling Stockholders will be materially restricted. Selling Stockholders are advised to consult with their respective legal counsel prior to offering or selling any of their Shares.

ORGANIZATION; OWNERSHIP OF ASSETS

         The following chart depicts (i) the principal stock ownership groups,
(ii) the summary organizational structure, of Sunshine and its material subsidiaries after giving effect to the implementation of the Plan, and (iii) the ownership of properties which comprise the mines and/or concessions held by the various entities. See "THE COMPANY," "THE PLAN OF REORGANIZATION," and "OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT."




                             Stonehill Group 39%    Elliot Group 51%

                         Other Creditors
                         of Sunshine 6.6%             Old Shareholders 3.4%

                                      SUNSHINE MINING and
                                        REFINING COMPANY
                                     (Delaware corporation)




 Sunshine           Minera           Sunshine       Sunshine       Sunshine
 Argentina       Sunshine de       Exploration,       Precious     International
 Gold, Inc.    Mexico SA de C.V.       Inc.       Metals, Inc.   Mining, Inc.
 (Delaware   (Mexico Corporation)    Delaware      (Delaware       (Delaware
Corporation)                       Corporation)   Corporation)    Corporation)


                                                                    Sunshine
                                                                Argentina, Inc.
                                                                   (Delaware
                                                                  Corporation)


   Putrachoique       Juanicipo        Revenue     The Sunshine     Pirquitas
 (Andes Mountains    Concession       Virginius      Mine             Mine       Capricho
  Chubut Province    (Zacatecas     (Southwestern   (Northern    (Northwestern
    Argentina       State Mexico)    Colorado)       Idaho)         Argentina)


USE OF PROCEEDS

         The Selling Stockholders will receive all proceeds from the sale of the shares of Sunshine Common Stock. Under the requirements of the Registration Rights Agreement, Sunshine has agreed to pay all expenses related to the registration of the shares, except as described herein. Such expenses are estimated at $57,291.41.

RISK FACTORS

         Prospective investors should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific risk factors under "RISK FACTORS."

THE OFFERING


o    Common Stock Offered by the Selling Stockholders...................                             44,995,000

o    Common Stock outstanding as of March 16, 2001(a)...................                             50,000,000

o    Use of Proceeds....................................................     All of the net proceeds from the
                                                                             sale of the Common Stock covered by
                                                                             this Prospectus will go to the
                                                                             Selling Stockholders who offer and
                                                                             sell shares of the Common Stock. We
                                                                             will not receive any proceeds from
                                                                             the sale of the Common Stock
                                                                             offered by the Selling
                                                                             Stockholders. See "Use of
                                                                             Proceeds."


o    NASDAQ OTC Bulletin Board Market Symbol............................                    SSMR

----------

               (a)This amount excludes the following outstanding securities as of March 16, 2001:

     o 4,975,000 shares of Common Stock issuable upon the exercise of warrants held by the Government and the Tribe at an exercise price of $0.66 per share. See New Consent Decree.


     o 324,265 shares of Common Stock issuable upon exercise of warrants held by Asarco at an exercise price of $0.66 per share. See Asarco Settlement.

     o 2,500,000 shares of Common Stock issuable upon the exercise of options held by Management at an exercise price of $0.66 per share.

SUMMARY FINANCIAL DATA

         The following table summarizes our financial results and should be read in conjunction with the "Selected Financial Data," our audited and unaudited consolidated financial statements, and their accompanying notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which are included elsewhere in this prospectus.

                                                                    YEAR ENDED DECEMBER 31
                                                            2000(3)          1999           1998(3)
                                                         ------------    ------------    ------------
                                                       (ALL AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Operating Revenues ...................................   $     23,094    $     32,332    $     34,668
Mark to market gains (losses) ........................           (167)            359          (2,588)
                                                         ------------    ------------    ------------
         Total Revenues ..............................         22,927          32,691          32,080
Net loss .............................................        (20,890)        (10,843)        (64,845)
Income (loss) applicable to common shares ............        (20,890)        (10,843)        (64,845)
Basic and diluted income (loss) per common share .....          (0.48)          (0.31)          (2.02)
Weighted average common shares .......................         43,898          34,682          32,109

PRICE AND PRODUCTION STATISTICS:
Average silver price received ........................   $       4.93    $       5.23    $       5.47
Tons .................................................        169,036         217,601         247,866
Silver grade (ounces per ton) ........................          23.81           24.75           24.17
Silver ounces produced ...............................      3,879,100       5,210,843       5,806,468
Net cash cost per ounce(2) ...........................   $       4.75    $       4.36    $       4.43

BALANCE SHEET DATA:
Cash and cash investments ............................   $        291    $        628    $      1,412
Working capital ......................................          2,824             839           9,716
Total assets .........................................         22,592          37,020          39,897
Long-term debt and capital lease obligations .........          1,530          38,238          42,597
Stockholders' equity (deficit) .......................        (36,278)        (18,720)        (17,466)
Book value per old common share ......................          (0.75)          (0.48)          (0.54)
Old common shares outstanding ........................         48,685          38,672          32,426

----------

(1) All share and per share amounts have been adjusted to reflect a 1 for 8 reverse stock split effective August 6, 1999.

(2) Net cash cost per ounce includes all expenditures (other than exploration costs and capital expenditures) related to the operation of the Sunshine Mine and Refinery Complex, less any by-product revenues. Such costs include non-capital development costs, production and maintenance costs, ad valorem taxes, insurance, and post-employment benefit costs incurred on site.

(3) During 2000 and 1998, the Company recorded a $7.2 million and $50.4 million impairment respectively, of mining properties expense, to write down the value of the Company's investment in the Sunshine Mine.

                                  RISK FACTORS


         IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BELOW PRIOR TO MAKING AN INVESTMENT DECISION WITH RESPECT TO THE COMMON STOCK. THIS PROSPECTUS AND THE OTHER INFORMATION INCORPORATED BY REFERENCE INTO THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" WHICH CAN BE IDENTIFIED BY TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," OR "CONTINUE." THE RISK FACTORS SET FORTH BELOW IDENTIFY SOME REPRESENTATIVE RISKS AND UNCERTAINTIES, BUT NOT EVERY RISK AND UNCERTAINTY THAT WOULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS. THE DOCUMENTS WE HAVE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, INCLUDING THE FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS CONTAINED IN THOSE DOCUMENTS, CONTAIN MORE DETAILED DISCUSSIONS OF THE MATTERS DISCUSSED BELOW. THESE RISK FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

WE HAVE EXPERIENCED OPERATING LOSSES FOR THE LAST TEN YEARS AND EXPECT OUR LOSSES TO CONTINUE

         Our earnings are directly related to the price of silver because almost all of our revenues come from the sale of silver mined from the Sunshine Mine, Kellogg, Idaho. Having recently closed the Sunshine Mine, we will have minimal or no revenues for the foreseeable future. Silver prices have been depressed since 1985. As a result, Sunshine's mining operations are not profitable. Sunshine has experienced net losses for the past ten years. Recent losses for Sunshine and its subsidiaries on a consolidated basis are as follows:

         o    1995 - $15.5 million           o    1998 - $64.8 million
         o    1996 - $25.9 million           o    1999 - $10.8 million
         o    1997 - $19.3 million           o    2000 - $20.9 million


         Our consolidated net losses for 2000 and 1998 reflect a $7.2 million and $50.4 million charge, respectively, to write down an investment in the Sunshine Mine. At December 31, 1999, Sunshine had an $18.7 million stockholders' deficit, working capital of $839,000, and cash, investments and bullion of $4.7 million. At December 31, 2000, Sunshine reported a consolidated net loss of $20.9 million (which included a writedown of $7.2 million), had a $36.3 million stockholders' deficit, working capital of $2.8 million, and cash and cash investments of $291 thousand.

         We expect our operating losses and cash flow deficiencies to continue until we complete the development of the Pirquitas Mine in Argentina. Given current market conditions, we do not currently have the ability to access the financing to develop the Pirquitas Mine.

FUTURE LOSSES MAY RESULT IN LIQUIDITY DEFICIENCIES AND AN INABILITY TO CONTINUE OPERATIONS

         Consolidated net operating losses have been primarily the result of depressed silver prices resulting in margins that are insufficient to cover our other expenses. We expect to fund cash losses for the 2001 fiscal year from the Exit Financing Facility. Remaining availability under that facility at March 16, 2001 was $1.8 million. When this facility is exhausted, currently anticipated by the third quarter of 2001, we have no other sources of financing at this time.

         In order to deal with this, we are currently evaluating options for the sale of some or all of the Company's assets. If we are not successful in this effort, we may be required to further curtail our operations or file for bankruptcy.

THE ARGENTINA CALL OPTION

         The Elliott Group and the Stonehill Group (two large stockholders who control 89.99% of the Common Stock) hold the Argentina Call Option whereby, under certain circumstances, they would be able to obtain controlling interest in Sunshine Argentina, Inc., the owner of the Pirquitas Mine. According to the Argentina Call Option, if Sunshine's market capitalization falls below $15 million for fifteen consecutive days, or if there is a further event of bankruptcy, or if any effective registration statement is not filed within a certain number of days after the Confirmation Date or such Registration Statement's effectiveness is not maintained or if shares of Common Stock are not traded on the OTC Bulletin Board or other acceptable market, the Elliott Group and the Stonehill Group will be able to purchase Sunshine Argentina, Inc. for common stock of Sunshine valued at $1 million. Once they have sold in excess of one-half of their shares in Sunshine, the amount of Sunshine Argentina, Inc. they will be able to acquire pursuant to the Argentina Call Option will begin to decline. Once all of their shares in Sunshine have been sold, the Argentina Call Option will expire.

         Sunshine Argentina, Inc. as the owner of the Pirquitas Mine, is the principal subsidiary of Sunshine at this time. Exercise of the Argentina Call Option by the Elliott Group and the Stonehill Group would likely have the effect of eliminating the viability of Sunshine. The existence of the Argentina Call Option may adversely affect the availability of third-party financing.

         As the Elliott Group and the Stonehill Group together control approximately 90% of the Common Stock, their sales of Common Stock may lead to a reduction in the market capitalization such as would trigger the ability to exercise the Argentina Call Option. Further, as long as the Argentina Call Option remains outstanding (until 2010), the availability of financing involving the Pirquitas project and other corporate purposes may be limited. The existence of the Call Option may also negatively affect the market value of the stock.

THE PRICE OF SILVER IS VOLATILE AND AFFECTS THE COMMON STOCK PRICE

         Sunshine's earnings and the value of its assets have been (and will likely continue to be) directly related to the price of silver. Numerous factors beyond Sunshine's control, alone or in combination, may cause the price of silver to rise or fall. These factors include, among others:

         o        Levels of silver production
         o        The demand for silver as a component of manufactured goods
         o        Inflation expectations
         o Speculative activities of market makers, arbitrageurs, traders and other participants in the commodities markets

         Silver prices have averaged less than $5 per ounce for the past twelve years, and there is no assurance that the price of silver will improve. On March 16, 2001, the closing price of spot silver as reported on the COMEX was approximately $4.325 per ounce.

WE ARE DEPENDENT ON THE SUCCESS OF OUR EXPLORATION AT THE SUNSHINE MINE AND THE DEVELOPMENT OF THE PIRQUITAS MINE

         Substantially all of our revenues have been derived from the Sunshine Mine (now in a care and maintenance status), which has not generated sufficient cash at silver prices which prevailed in the last ten years to cover current cash requirements. In addition, at current silver prices, the Sunshine Mine cannot access sufficient reserves to justify maintaining production beyond 2001 without new discoveries. Therefore, future production at the Sunshine Mine is dependant on the success of future exploration and development projects at the Sunshine Mine. In addition, at current silver prices, future earnings are dependent upon the successful development of the Pirquitas Mine. Exploration success and successful development of a new mine involve a high degree of risk.

BECAUSE RESERVE ESTIMATES ARE IMPRECISE, WE DO NOT KNOW THE EXACT QUANTITY OF MATERIALS WE WILL RECOVER

         Our silver reserve estimates discussed in this Prospectus and other documents (161.5 million ounces of silver as of December 31, 2000) represent the judgment of our geologic personnel and are not guaranties that the indicated quantities will be recovered. Reserve estimates are expressions of judgment based largely on data from diamond drill holes and underground openings, such as drifts or raises, which expose the mineral on one, two, or three sides, sampling data, and similar examinations.

         Our reserve estimates may change as ore bodies are mined and we obtain additional data. Our reserve estimates at the Pirquitas Mine come from an independent study. Our reserve estimates at the Sunshine Mine were prepared internally; however, the methodology used to prepare the reserve estimates has been reviewed and approved by an independent consultant.

NO ASSURANCE CAN BE MADE THAT FINANCING CAN BE OBTAINED TO DEVELOP THE PIRQUITAS MINE

         It is estimated that it will require approximately $133 million to put the Pirquitas Mine into production, including working capital requirements. In order to develop the Pirquitas Mine, we will need to sell a significant amount of common stock or other securities in order to obtain bank project financing or enter into a joint venture, sell a royalty interest or take other similar action to raise the capital required in order to develop the Pirquitas Mine. Such sources of capital are likely not available to us given current market conditions. If such sources are not available, we will not be able to develop the Pirquitas Mine.

WE MAY NOT BE ABLE TO FULLY INSURE AGAINST RISKS ASSOCIATED WITH OPERATING MINES, ESPECIALLY ENVIRONMENTAL RISKS

         Our operations may be affected by risks and hazards generally associated with the mining industry. These risks and hazards include fires, cave-ins, rock bursts, flooding, industrial accidents, mechanical or electrical failures, unusual or unexpected rock formations, and environmental pollution or other hazards resulting from the disposal of waste products occurring from productions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses, and possible legal liability. We maintain insurance at levels consistent with our historical experience and industry practice. We may not always be able to pay for this insurance, especially if there is an increase in the cost of premiums. Insurance for environmental risk is generally either not available or too costly for companies in our industry.

THERE IS EXTENSIVE GOVERNMENT REGULATION OF OUR INDUSTRY AND SUCH REGULATION SOMETIMES RESULTS IN LAWSUITS

         Extensive federal, state and local laws and regulations control our mineral mining and exploration activities. These laws and regulations also govern the possible effects of these activities on the environment. We have been involved in lawsuits in which we have been accused of violating environmental laws and may be subject to similar lawsuits in the future. These lawsuits have resulted in substantial expenses and diversions of our resources. Any future lawsuits can be expected to result in similar expenses and unproductive diversion of our resources. In addition, new legislation and regulations could be adopted at any time that may result in additional operating expenses, expenditures or restrictions and delays in the mining, production or development of our properties. To the extent that we devote money and employee time responding to governmental regulations or lawsuit, these resources will not be devoted to our income-producing operations.

THE FINANCIAL CONDITION OF OUR ARGENTINA AND MEXICO OPERATIONS IS SUBJECT TO SOCIAL, POLITICAL AND ECONOMIC RISKS, INCLUDING CHANGES IN FOREIGN INVESTMENT AND TRADE POLICIES, AND OTHER RISKS ASSOCIATED WITH FOREIGN OPERATIONS

         We presently conduct operations in Argentina and Mexico and anticipate that we will continue to conduct significant international operations in the future. Because we conduct operations internationally, we are subject to the effects of local political and economical developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, expropriation, import and export regulations, and other foreign laws or policies governing operations of foreign-based companies, United States laws and policies affecting foreign trade, taxation and investment and civil unrest and union activity different from the United States. Changes in these items could restrict our ability to conduct operations, reduce the profitability of our operations, or reduce the value of our assets in Argentina and Mexico.

         Because we do business with foreign governments, our contracts with those governments are subject to renegotiation and our ability to enforce our rights against those governments by bringing a lawsuit may be subject to the doctrine of sovereign immunity, which prohibits or restricts lawsuits against government agencies. In addition, if we are sued in a foreign country or are forced to bring suit in a foreign country to enforce our rights against foreign parties, our ability to control the costs and manage the conduct of any foreign litigation will be difficult because of our unfamiliarity with foreign court systems and procedures, language barriers, and the expense and inconvenience of international travel and communications.

SALES BY THE ELLIOTT GROUP AND THE STONEHILL GROUP MAY LOWER THE PRICE OF THE COMMON STOCK.

         Upon the Effective Date of the Plan, the Elliott Group and the Stonehill Group collectively acquired approximately 90% of our Common Stock. Pursuant to various arrangements, we have agreed with the Elliott Group and the Stonehill Group to register those shares for resale pursuant to a Registration Rights Agreement. Sales of Common Stock by the Elliott Group and the Stonehill Group could have the effect of depressing the market price of our stock. Depending upon the reaction of the market to such sales, the Elliott Group and the Stonehill Group may be put in a position to exercise the Argentina Call Option. Such exercise could result in the Elliott Group and the Stonehill Group obtaining all of the stock of Sunshine Argentina. There is no affiliation among or connection between the members of the Elliott Group and the members of the Stonehill Group except for their affiliation with Sunshine and the various agreements to which the Elliott Group, the Stonehill Group and Sunshine are parties.

         We will need to seek additional financing and could seek such financing in the equity markets to develop the Pirquitas Mine or fund its exploration and other activities. The sale of newly-issued shares of Common Stock could significantly dilute the current stockholders' ownership interests. Sale of shares of Common Stock previously registered or to be registered for resale could have a material adverse effect on the market price of the Common Stock. The issuance of shares of Common Stock that have been reserved for future issuance could also have a material adverse effect on the market price of the Common Stock.

FAILURE TO REGISTER STOCK HELD BY THE ELLIOTT GROUP AND THE STONEHILL GROUP

         The Registration Rights Agreement among the Company and the Elliott Group and the Stonehill Group provides for material penalties for failure by the Company to provide the Elliott Group and the Stonehill Group and other stockholders with an effective Registration Statement for the resale of their stock. These penalties include the ability to exercise the Argentina Call Option or alternatively, to sell all of the Elliott Group and Stonehill Group Common Stock to the Company at a price equal to 115% of the "Market Value" (as defined in the Registration Rights Agreement). Exercise of either of these alternatives would jeopardize the continued viability of the Company and may negatively impact the value of the Common Stock.

BUSINESS ENVIRONMENT

         Due to the extended period of low silver prices, Sunshine and its North American peers have largely seen very significant reductions in their market capitalizations over the last several years. Gold mining companies have seen a similar trend in recent years, although not to the extent of the silver mining companies as the gold price has gone down only in the last three years, but the silver price has been at a level too low for North American companies to operate profitably for twelve years or more. Low metals prices generally have combined with the difficulty caused by low gold and silver prices to make access to capital difficult and expensive for the industry generally.

INTEREST RATES

         Sunshine's only debt instrument is the "Exit Financing Facility" from the reorganization proceeding, which bears interest at a fixed rate of 15%. Sunshine will attempt to access capital to expand its exploration program and develop the Pirquitas Mine. However, before additional debt financing can be accessed, it in anticipated that a substantial amount of additional new equity will be necessary. If such capital can be accessed, Sunshine hopes to finance a large portion of the development of the Pirquitas Mine with bank project financing, which typically has variable interest rates. For the immediately foreseeable future, Sunshine anticipates that the price of silver will have a much greater impact than interest rates on its ability to access capital.

FOREIGN EXCHANGE RATES

         Sunshine's metal products are typically priced in dollars on world markets. Mining operations historically were conducted in the United States, and the costs of those operations are not subject to fluctuation due to foreign exchange rates. Sunshine has developed a feasibility study for the development of the Pirquitas Mine in Argentina. In recent years, Argentina has followed a policy of currency stabilization by maintaining parity of the local currency, the peso, with the dollar. This policy has succeeded in maintaining the value of one Argentine peso equal to one dollar. Should the policy be changed, a fluctuation in exchange rates would have an impact on the economics of the project. Should the Argentine peso weaken versus the U.S. dollar, the impact would be to reduce capital and operating costs as expressed in U.S. dollar terms and make the economics of the project somewhat more attractive. Should the Argentine peso strengthen, the impact would be to increase capital and operating costs, making the economics less attractive.

GOVERNMENT STABILITY

         Sunshine currently conducts business in the United States, Argentina and Mexico. We believe that the recent changes in the political system in Argentina and Mexico have stabilized the governmental systems in place and cemented in place lasting free-market reforms. Both countries have nationalized foreign-owned businesses in the past, but we feel that the possibility of such an occurrence is remote after the pro-democracy and open market reforms of recent years.

COMPETITION

         The metals mining industry in general, and the silver mining business in particular, is very competitive on a world- wide level, with no single entity producing a controlling share of most metals. In the case of silver, most production comes as a by-product of gold, copper or lead/zinc mining. Therefore, in those cases, silver is considered a by-product which may be treated as recovered at zero cost. Entities compete for access to capital, personnel, technical expertise and prospective acreage. Sunshine is very small relative to those with whom it competes, therefore, we are at a competitive disadvantage, particularly with regard to access to capital and prospective acreage.

                           FORWARD-LOOKING STATEMENTS

         Some of the information in this Prospectus may contain "forward-looking statements." Forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "believe," "expect," "anticipate," "estimate," "continue," or other similar words, and include statements as to the intent, belief or current expectations of Sunshine and our directors, officers and management with respect to future operations, performance or position of Sunshine or certain of its assets, or will contain other "forward-looking" information. These forward-looking statements are predictions and are based on current information and expectation, and we assume no obligation to update these statements. When considering the forward-looking statements in this Prospectus, you should keep in mind the risk factors and other cautionary statements in this Prospectus and in the documents incorporated in this Prospectus by reference. The risk factors noted in this Prospectus, and the other factors noted throughout this Prospectus and the documents that we incorporate by reference, including certain known and unknown risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

                                 USE OF PROCEEDS

         All of the net proceeds from the sale of the Common Stock covered by this Prospectus will go to the Selling Stockholders who offer and sale shares of the Common Stock. We will not receive any proceeds from the sale of the Common Stock offered by the selling stockholders pursuant to this Prospectus. If any warrants are exercised by any holder thereof for cash, we will receive proceeds equal to the exercise price of the warrant so exercised. We will use the net proceeds received upon the exercise of any warrants for general corporate purposes, including working capital.

                                 CAPITALIZATION

         The following table describes our capitalization as of December 31, 2000, on an actual basis, and as adjusted to give effect to the Plan. When you read this table, it is important that you also read "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements and related notes.

                                                            HISTORICAL     ADJUSTMENTS       AS ADJUSTED
                                                            -----------    -----------       -----------

TOTAL CURRENT LIABILITIES:                                  $     2,340    $        --       $     2,340
Long-Term Debt                                                    1,530             --             1,530
Liabilities subject to compromise                                48,991        (48,991)(2)            --
Other long-term debt                                              6,007             --             6,007
Liability for call option on Sunshine Argentina, Inc.                --          2,740(3)          2,740
Redeemable common stock                                              --         17,640(4)         17,640(4)
Stockholders Equity
         Common Stock, $0.01 par value
         Authorized shares 75,000,000 (historical)                  493           (443)(5)            50
         200,000,000 (as adjusted)
         Issued shares 49,264,000 (historical)
         50,000,000 (approximate as adjusted)(1)
Paid in Capital                                                 729,957       (728,045)(5)         1,912
Accumulated other comprehensive loss                               (884)           884(5)             --
Accumulated deficit                                            (764,732)       764,732                --
Less treasury stock, at cost                                     (1,110)         1,110(5)             --
                                                            -----------    -----------       -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY:                      22,592          9,627            32,219
                                                            -----------    -----------       -----------
TOTAL CAPITALIZATION, EXCLUDING CURRENT LIABILITIES:        $    20,252    $     9,627       $    29,879
                                                            ===========    ===========       ===========

----------

         (1) Shares of Old Common Stock outstanding were 48,685,000 at December 31, 2000 and upon cancellation at the Effective Date; and shares of New Common Stock outstanding were 50,000,000 after issuance.

         (2) To reflect the cancellation of debt and other liabilities pursuant to the Plan.

         (3) To record the estimated fair value of the liability for the Call Option issued pursuant to the Plan.

         (4) To reflect the new common stock issued to the Principal Shareholders which, in certain instances, the Company would be required to repurchase from the Principal Shareholders.

         (5) To eliminate the old stockholders' equity (deficit) and to reflect the issuance of new common stock to other than Principal Shareholders.

                                 DIVIDEND POLICY

         Sunshine did not pay any cash dividends on its old common stock for more than the past five years. Pursuant to restrictions imposed by Sunshine's outstanding debt securities, Sunshine was not able to pay cash dividends on shares of its common stock. Because Sunshine is a holding company, its ability to pay dividends depends on the ability of its subsidiaries to pay cash dividends or make other cash distributions. Sunshine's Board of Directors has sole discretion over the declaration and payment of future dividends. Any future dividends will depend upon Sunshine's profitability, its financial condition, cash requirements, future prospects, general business conditions, the terms of then existing arrangements with creditors and other factors Sunshine's Board of Directors believes relevant.

                           PRICE RANGE OF COMMON STOCK

     The New Common Stock has had a very limited trading history since the Effective Date of the Plan. Since March 8, 2001, it has traded on the NASDAQ OTC Bulletin Board under the symbol "SSMR" at high and low sales prices as reported by NASDAQ of $2.15 and $1.00. There were approximately 5,000 stockholders of record at March 16, 2001; however, the number of beneficial owners is believed to exceed this number.

     The old common stock of Sunshine was, until February 28, 2001, traded on the NASDAQ OTC Bulletin Board under the symbol "SSCF" and "SSCFQ." Holders of 100 or more shares of the Company's old common stock received approximately one share of New Common Stock for every 28.4 shares of old common stock owned. The following table shows the high and low sales prices of the old common stock over recent periods (such amounts have not been restated and are not comparable to the prices of the New Common Stock).

                                                  HIGH           LOW
2001
     First Quarter (until February 28, 2001)      0.120         0.04
2000
     Fourth Quarter..........................     0.080         0.04
     Third Quarter (from July 14, 2000)......     0.280         0.05

     By letter dated July 7, 2000, the New York Stock Exchange, Inc. ("NYSE") notified Sunshine that trading in the Sunshine old common stock would be suspended on July 14, 2000, and application would be made by the NYSE to the Securities and Exchange Commission to de-list both issues. A notice from the NYSE advised that the decision was reached based upon an amount of total stockholders' equity and the 30-day average share price being less than $1 per share for the old common stock. Sunshine did not appeal the determination. The following table sets forth the range of high and low sales prices for the old common stock as reported on the NYSE Composite for the periods indicated. Such quotations represent inter-dealer prices without retail market, mark-down or commissions and may not necessarily represent actual transactions.

                                                          HIGH            LOW
2000
     Third Quarter (until July 14, 2000)...               0.375          0.24
     Second Quarter .......................               0.75           0.25
     First Quarter.........................               1.75           0.625
1999
     Fourth Quarter........................               2.50           1.25
     Third Quarter(a)......................               3.25           2.00
     Second Quarter........................               4.25           3.00
     First Quarter.........................               6.00           3.50


----------

          (a)Effective August 6, 1999, the old Common Stock was issued following a one-for-eight reverse stock split of the Common Stock effective on that date. The reverse split had been previously approved by stockholders at the Annual Meeting in June 1997. The reverse split was undertaken in order to increase the Sunshine common stock price to over $1 to comply with NYSE continued listing requirements.

                           THE PLAN OF REORGANIZATION

     On August 23, 2000 (the "Petition Date"), Sunshine and its wholly-owned subsidiaries, Sunshine Argentina, Inc. ("Argentina"), Sunshine Precious Metals, Inc. ("Metals") and Sunshine Exploration, Inc. ("Exploration"), all filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Separate cases and their cause numbers are In Re: Sunshine Mining and Refining Company, Case No. 00- 3409(MWF); In Re: Sunshine Argentina, Inc., Case No. 00-3410(MWF); In Re:
Sunshine Precious Metals, Inc., Case No. 00-3412(MWF); and In Re: Sunshine Exploration, Inc., Case No. 00-3411(MWF) (all collectively called the "Reorganization Cases"). The four separate cases were procedurally (but not substantively) consolidated for joint administration (the "Proceeding"). During the pendency of the Proceeding, Sunshine and its debtor subsidiaries, together with the Stonehill Group and the Elliott Group were co-proponents of a Joint Chapter 11 Plan of Reorganization, a Second Amended Joint Chapter 11 Plan of Reorganization, and a Third Amended and Restated Joint Chapter 11 Plan of Reorganization, which was modified December 5, 2000. The Third Amended and Restated Joint Chapter 11 Plan of Reorganization as modified December 5, 2000 is referred to as the "Plan." The Plan was the subject of an Order Confirming the Third Amended and Restated Joint Chapter 11 Plan of Reorganization of Sunshine and its debtor subsidiaries (the "Confirmation Order"). The following information is a summary of the principal provisions of the Plan and the Confirmation Order and the treatment of the various classes of claims and equity interest under the Plan. This summary is qualified by reference to the Plan in its entirety. You may obtain a copy of the Plan and the Confirmation Order by sending us a written request at 5956 Sherry Lane, Suite 1621, Dallas, Texas 75225, Attn: Secretary. Under the terms of the Confirmation Order, certain conditions precedent to the effectiveness of the Plan as set forth in the Plan and the Confirmation Order. As used in the Plan and the Confirmation Order, the term "Effective Date" means the first Business Day after all of the conditions to effectiveness contained in the Plan and the Confirmation Order have been met or waived. The Plan Effective Date was February 5, 2001.

     The conditions precedent to the effectiveness of the Plan and the Confirmation Order included designation by certain creditors of four (out of five) directors (which occurred), a New Consent Decree with Sunshine Metals was to have been entered and approved by the United States District Court for the District of Idaho in the case styled United States of America v. Asarco Incorporated, Case Nos. 96-0122-N-EJL and 91-0342-N-EJL, substantially in accordance with an agreement in principal annexed to the Plan and such New Consent Decree was to have been approved by final order of the Idaho District Court (which occurred on January 18, 2001), and the so-called "Asarco Settlement" was to have been approved by the Bankruptcy Court (which occurred).

BACKGROUND

     Prior to the August 23, 2000 filing of the voluntary petitions in the Proceeding, The Liverpool Limited Partnership, Liverpool Associates, Ltd., Elliott International, L.P. and Elliott International Capital Advisors, Inc. (collectively the "Elliott Group") acquired more than a majority of the then outstanding 8% Senior Exchangeable Notes due 2000 (the "EuroBonds") issued by Metals and guaranteed by Sunshine. In connection with an additional financing in 1999, the Elliott Group acquired an option to "put" the "EuroBonds" to Argentina. On February 9, 2000, certain holders of EuroBonds exchanged $1,000,000 in principal amount for 756,000 shares of "old common stock" of Sunshine outstanding prior to August 23, 2000. Similarly, Stonehill Institutional Partners, L.P., Stonehill Offshore Limited (together with their affiliates, the "Stonehill Group") had been the principal holders of a series of 10% Notes due November 24, 2002 issued by Sunshine to the Stonehill Group in the original principal amount of $15,000,000 and guaranteed by Argentina. On April 11 and 17, 2000, holders of the "Stonehill Notes" converted $1,000,000 in principal amount (plus accrued interest) for 1,937,554 shares of "old common stock" of Sunshine outstanding prior to August 23, 2000. As the EuroBonds were not retired or refinanced prior to their maturity, pursuant to the terms of the Stonehill Notes, Sunshine was obligated to issue to the holders of the Stonehill Notes additional amounts payable in cash or shares of common stock, and in March 2000, Sunshine issued, as partial payment of the quarterly interest due, an additional 698,179 shares of old common stock to the holders of the Stonehill Notes.

     By virtue of the exigencies then facing Sunshine through the maturity of its indebtedness and low silver prices, we conceived the Plan as an alternative to the more drastic measures available to us for re-structuring indebtedness of Sunshine, such as a liquidation of all of Sunshine's properties. The terms of the Plan were arrived at after a diligent search for, and an extensive evaluation of, numerous financing and liquidation proposals by us and consultation with the Stonehill Group and the Elliott Group as to what type of plan of reorganization might be feasible after those lengthy negotiations.

     Sunshine's primary product has been silver. The Sunshine Mine, in production for over 100 years, has produced over 350 million ounces of silver, more than any primary silver-producing mine in North America. In 1992, due to low silver prices and excessive indebtedness, Metals restructured its Silver Index Bond indebtedness with the support of Sunshine in a Chapter 11 proceeding in the United States Bankruptcy Court for the District of Idaho. Pursuant to that restructuring, the Silver Index Bonds of Metals were the only impaired class, and were exchanged for then new shares of common stock of Sunshine and New Silver Index Bonds at a reduced amount payable in shares of common stock of Sunshine. After emergence from the Idaho bankruptcy case, by the end of 1994 all of the New Silver Index Bonds had been converted into shares of old common stock. Sunshine proceeded to raise new capital which was used to revitalize the Sunshine Mine; a new ore body was discovered and a new mining method was introduced to quickly develop that ore body. As a result, production tripled in just four years, while unit production costs were reduced more than 30%. However, because of continued low silver prices and despite substantially improved operations of the Sunshine Mine, Sunshine continued to operate at a loss and sought to develop meaningful new sources of production outside the United States.

     Sunshine, through its wholly-owned subsidiary, Argentina, acquired the Pirquitas Mine in November 1995 from the bankrupt estate of the mine's prior owner for $1.7 million. The property was acquired because of evidence that documented the potential for a very large silver resource capable of being mined using low cost open pit methods. During the subsequent four years, Sunshine, through Sunshine Argentina, Inc.conducted an aggressive exploration program and engineering studies that resulted in the completion of the feasibility study for the property. According to the feasability study, the Pirquitas Mine ore reserves total 30.4 million tonnes (metric tons) grading 128 grams per tonnes silver, 0.17% tin, and 0.81% zinc. The capital required to develop the Pirquitas Mine is believed to approximate $140 million, including working capital requirements. Pursuant to the feasibility study, the mine would operate at a through-put rate of 9,600 tonnes per day, producing concentrates containing 100 million ounces of silver, 29,000 tonnes of tin, and 148,000 tonnes of zinc over a mine life of approximately ten years. The calculated return on investment assuming a silver price of $5 per ounce is approximately 18% (the calculated return on investment is 22% if a $5.50 price is assumed). The feasibility study predicts that the cash cost of production of silver from the Pirquitas Mine, net of tin and zinc by-product credits, will be approximately $1.53 per ounce. Sunshine believes that in addition to other possible benefits, there exists the potential for reserve expansion once operation commences.

     Sunshine attempted to raise the capital to refinance its indebtedness and finance the equity requirement of the Pirquitas Mine, preparing an offering to commence at the end of May 1999. Sunshine had assurances from investment bankers that Sunshine would be able to raise the capital required to refinance the EuroBonds maturing in March 2000, and if it had done so, Sunshine believes it would not have commenced the Reorganization Cases. However, Sunshine's auditors resigned immediately prior to the commencement of the offering. According to Sunshine's investment bankers, the auditors' resignation made the offering untenable. A subsequent attempt to revive the offering in the third quarter of 1999 was unsuccessful. Sunshine believes the auditors' resignation was a breach of their duty to Sunshine and caused substantial damage to Sunshine. Sunshine has therefore instituted litigation in Texas state court seeking recovery of damages from the auditors. The suit was filed in June 2000 and is in the discovery phase. Sunshine cannot predict if it will be successful in its suit or, if successful, what recoveries might be. See "CHANGE IN ACCOUNTANTS."

     During the fourth quarter of 1999, Sunshine attempted a sale of Argentina, including its ownership of the Pirquitas Mine. However, the Company did not receive offers that were sufficient to satisfy all its liabilities. As a result, Sunshine determined that it was not in the best interest of Sunshine or its creditors to sell the Pirquitas Mine.

     As a result of the difficult silver market conditions and the resulting diminution in Sunshine's financial resources. Sunshine determined during the first quarter of 2000 it would be unable to access the capital required to service its debt. Sunshine commenced negotiations with the Elliott Group and the Stonehill Group to restructure their debt and to obtain additional financing. The bulk of Sunshine's indebtedness was then held by the Elliott Group and the Stonehill Group. The Elliott Group held approximately two-thirds of the EuroBonds with claims thereupon against Sunshine and Metals. Pursuant to the terms of a prior Put Option Agreement, Argentina and Exploration were each indebted to the Elliott Group for the full amount of the Elliott Group's EuroBond holdings. Stonehill Notes were issued by Sunshine in November 1997 and were guaranteed at that time by Argentina and Exploration.

     Initially, attempts to devise a restructuring strategy focused on transactions which would not require a Chapter 11 filing. The transaction generally focused on issuing equity to the Elliott Group and the Stonehill Group in exchange for their indebtedness generally consistent with the Plan. However, instead of filing for Chapter 11 protection, those proposals would have required stockholder approval, and the options were ultimately determined to be undesirable for a variety of reasons related to U.S. securities laws and the difficulty, uncertainty and expense in obtaining stockholder approval of such transactions. The agreements negotiated with the Elliott Group and the Stonehill Group gave rise to a Term Sheet which served as the basis for the restructuring of Sunshine's obligations embodied in the Plan.

CANCELLATION OF OLD COMMON STOCK

     Prior to the Effective Date, Sunshine had issued and outstanding 48,685,000 shares of old common stock, $0.01 par value. The old common stock was held by approximately 20,000 shareholders of record. Pursuant to the Plan and the Confirmation Order, on the Effective Date, all of the "old common stock" (as well as all outstanding options and warrants) of Sunshine was cancelled, retired and eliminated with no consideration paid therefor, and Sunshine was deemed to have issued the "New Mining Stock," which is shares of Common Stock, par value $0.01 per share. Under the Amended and Restated Certificate of Incorporation of Sunshine filed with the Secretary of State of Delaware on February 16, 2001, Sunshine's authorized common stock from and after the Effective Date consists of 200,000,000 shares of Common Stock, par value $0.01 per share. Of that class of stock, 50,000,000 shares of Common Stock, par value $0.01 per share were issued as the "New Mining Stock" under the terms of the Plan to those designated as recipients therefor under the Plan which generally are certain creditors of Sunshine and others who in turn gifted a portion (approximately 3.4%) of such New Mining Stock to the former common stockholders on a pro-rata basis, but only to accounts holding in excess of 100 shares of "old common stock." Accounts holding 100 or more shares of "old common stock" received the number of shares of "new common stock" equal to 3.52% of the number of shares of old common stock owned. Fractional interests were rounded to the next-higher number for each account. Accounts holding fewer than 100 shares of old common stock did not receive any new shares. The CUSIP number of the New Common Stock is 867833-60-0.

     The Plan's treatment mechanism reflects that Sunshine is a holding company whose property consists of equity in its subsidiaries which had no real value to distribute to its creditors because each "debtor subsidiary" was also insolvent. Therefore, other than through the consensual "redistribution" of value from the creditors who gifted certain items to the former common stockholders, Sunshine would have had no value to distribute to its creditors. In order to establish a consensual restructuring and to provide for a widely-disbursed body of holders of the "New Mining Stock," certain creditors (who were the holders of the Allowed Claims against Sunshine and its debtor subsidiaries) agreed to redistribute certain of their recoveries to other Sunshine creditors. By virtue of this redistribution, holders of Allowed Claims against Sunshine received a portion of the New Mining Stock. Through this arrangement, the various creditor classes received the same proportion of new common stock to its Allowed Claim as received by each holder in the other creditor classes, and the "gifting" creditors (the Stonehill Group and the Elliott Group) obtained 89.99% of the new common stock on a fully-diluted basis taking into account all of the distributions afforded to the various holders.

     Based upon the various creditor classes and the estimates of Allowed Claims, after effectuation of the redistribution of "New Mining Stock" from the holders of certain claims (the "Allowed Put Default Claims" and the "Argentina Allowed Stonehill Notes Claims") to the various classes entitled to receive same under the Plan, the following percentages of New Mining Stock were distributed:

                                                                                         APPROXIMATE NO. OF SHARES
                                                                   PERCENTAGE OF           BASED UPON 50,000,000
                           CLASS                                 NEW MINING STOCK           SHARES OUTSTANDING

Mining Allowed General Unsecured Claims -                              1.05%                       525,000
     Class Mining 2
Mining Allowed EuroBond Guaranty Claims -                              6.27%                     3,137,000
     Class Mining 3
Mining Allowed Stonehill Note Claims -                                 3.35%                     1,673,000
     Class Mining  4
Mining Allowed 9% Notes Claims -                                       0.36%                       179,000
     Class Mining  5
Mining Allowed 5% Notes Claims -                                       0.08%                        39,000
     Class Mining  6
Mining Old Common Share Interest -                                     3.43%                     1,714,000
     Class Mining  8
Allowed Put Default Claims -                                          42.28%                    21,141,000
     Class Argentina 1
Allowed Stonehill Notes Guaranty Claims -                             35.66%                    17,832,000
     Class Argentina 2
Metals Allowed General Unsecured Claims -                              0.92%                       461,000
     Class Metals 2
Metals Allowed EuroBond Claims -                                       6.60%                     3,300,000
                                                                       -----                     ---------
     Class Metals 3
TOTAL                                                                100.00%                    50,000,000
                                                                     =======                    ==========

NEW CONSENT DECREE

     The Plan contemplated a settlement between Sunshine and Metals and the United States on behalf of the United States Environmental Protection Agency ("EPA"), the United States Department of the Interior ("DOI") and the United States Department of Agriculture ("Agriculture") [all collectively the "Government"] and the Couer d'Alene Tribe (the "Tribe") through a consent decree (the "New Consent Decree") involving Sunshine and Metals in cases numbered CIV96-0122-N- EJL and CIV91-0342-N-EJL pending in the United States District Court for the District of Idaho (the "NRD Actions"). Under the terms of that settlement, the Government and the Tribe received on the Effective Date of the Plan warrants to purchase 9.95% of Sunshine's New Common Stock (covering a total of 4,975,000 shares of New Common Stock)

     o with a strike price for such Warrants equal to the strike price of any management options provided under the Plan based on an equity value of Sunshine of $33,000,000 [an exercise price of $0.66 per share]

     o    with a cashless exercise feature

     o terminating on the tenth anniversary of the Effective Date of the Plan (February 5, 2011)

     o    that are exempt from initial registration pursuant to 11 U.S.C.ss.1145

     o    that are freely transferable to any other entity at any time

     o that are subject to ordinary terms and conditions, including standard anti-dilution language, of warrants of this nature reasonably acceptable to the proponents of the Plan, the Government and the Tribe.

The New Consent Decree was approved by the U.S. District Court for the District of Idaho on January 18, 2001, and requires Metals to provide for certain royalty payments to the Government and the Tribe on a quarterly basis. The basis of the royalties is a percentage of the "Net Smelter Returns" from all mining by Metals anywhere in the United States and all mining by any Sunshine entity from the Sunshine Mine or within one mile of the current boundaries of the Sunshine Mine. The royalty is to adjust on a sliding scale based upon the average price of silver. No royalty must be paid until the average silver price exceeds $6 per ounce. Silver prices per ounce are presently below $5 per ounce. In connection with the closure of the smelter to which the Sunshine Mine shipped concentrates, Sunshine notified employees that a mass lay-off of the majority of the Sunshine Mine employees would occur on February 16, 2001, and the Sunshine Mine was placed on a care and maintenance status. In that status, production does not occur.

     Under the New Consent Decree, SPMI is required to convey the surface rights to timberlands it owns and uses for non- mining purposes, and to perform certain remediation and testwork at its ConSil Mine site adjacent to the Sunshine Mine.

ASARCO SETTLEMENT

     As a part of the Plan, Sunshine and Asarco Incorporated ("Asarco") entered into a stipulation, the terms of which were included in the Confirmation Order relating to Asarco's claim in the Proceeding. Under the stipulation, Asarco was paid $125,000 in cash on the Effective Date for an allowed administrative claim, and Asarco received with respect to its allowed general unsecured claim on the Effective Date, shares of New Mining Stock in the amount provided for by the Plan for its Class Mining 2 and Class Metals 2 claims (a total of 324,265 shares), and warrants to purchase 324,265 shares of Sunshine's New Common Stock

     o with a strike price for such warrants equal to the strike price of the management options provided under the Plan based on an equity value of Sunshine of $33,000,000 (exercise price of $0.66)

     o    with a cashless exercise feature

     o    that are exempt from initial registration

     o    that are freely transferable to any other entity at any time

     o that are subject to ordinary terms and conditions, including standard anti-dilution language of warrants of a similar nature reasonably acceptable to the Plan proponents and Asarco

     o that terminate on the fifth anniversary of the Effective Date of the Plan (February 5, 2006)

CURRENT CAPITALIZATION - DILUTION POTENTIAL

     The number of shares of New Common Stock, par value $0.01 per share of Sunshine outstanding, the number reserved for future issuance in respect of claims and interests filed and allowed under the Plan and the aggregate totals are:

                                                                      ESTIMATED* NUMBER OF SHARES

New Common Stock, par value $0.01 per share to be                              50,000,000
outstanding:

Reserved for issuance pursuant to Warrants held by the                          4,975,000
Government and the Tribe [exercise price $0.66 per share]

Reserved for issuance pursuant to warrants held by Asarco                         324,265
[exercise price $0.66 per share]

Reserved for issuance pursuant to options held by Management                    2,500,000
                                                                                ---------
[average exercise price $0.66 per share]
     TOTAL                                                                     57,799,265
                                                                               ==========

----------

*estimates do not contemplate adjustments for roundings of calculation, forfeitures or claims objection results, all of which may change any or all estimated amounts.


REGISTRATION RIGHTS AGREEMENT

     Under the Plan of Reorganization, Sunshine entered into a Registration Rights Agreement with members of the Stonehill Group and the Elliott Group under which the shares of new common stock issued to them are to be registered under federal securities laws. Such agreement provides for filing of a Registration Statement within a specified period of time covering only the securities issued to the Elliott Group and the Stonehill Group, the effectiveness of such Registration Statement within a certain period of time and other matters. In the event that certain of the commitments under such agreement are not satisfied, each of the holders has a right to provide Sunshine with written notice thereof (a "Put Notice") which would require Sunshine to pay to each such holder (in cash or shares of common stock at the option of the holder) a specified amount of funds and/or in certain instances, to repurchase the securities from the holder for a "Mandatory Repurchase Price" equal to 115% of the Market Value on the date the holder acquires the rights to require Sunshine to repurchase such shares.

ARGENTINA TRANSACTION; CALL OPTION AGREEMENT

     Under the terms of the Plan and the Confirmation Order on the Effective Date, the capital stock of Argentina was cancelled and Argentina issued the "New Argentina Stock." Sunshine caused the incorporation and organization of Sunshine International Mining, Inc., a Delaware corporation ("International"), all of the issued and outstanding stock of which is owned by Sunshine. Sunshine contributed to the capital of International all of the New Argentina Stock such that Argentina became a wholly-owned subsidiary of International which in turn is a wholly-owned subsidiary of Sunshine. Simultaneously Sunshine, International and Argentina entered into a Call Option Agreement dated February 5, 2001, with the Elliott Group and the Stonehill Group, pursuant to which International granted
(i) a call option to each holder within the Elliott Group and the Stonehill Group to purchase, collectively, up to 100% of the shares of New Argentina Stock and (ii) a first priority perfected security interest in the New Argentina Stock. Such call option(s) was granted to purchase a maximum number of shares of New Argentina Stock at a specified purchase price which option is to be reduced proportionately in the event the Elliott Group holders and/or the Stonehill Group holders sell more than 50% of their shares of New Common Stock of Sunshine received. For example, if the Elliott Group holders were to sell 55% of their shares of Sunshine Common Stock initially received, then the maximum number of New Argentina Stock that the Elliott Group holders could purchase in the aggregate upon exercise of their Call Options would be reduced by a percentage equal to (55% - 50%) x 2, or 10%. The term of each Call Option expires at the time of exercise in full of such Call Option, or if the market capitalization of Sunshine shall exceed $150,000,000 for at least 60 consecutive days (subject to certain conditions) or on the tenth anniversary of the Effective Date of the Plan. The Call Option becomes exercisable upon the occurrence of any one or more of nine separate events, including

     o    the de-listing of the Sunshine New Common Stock from an "Approved
          Market,"

     o suspension of the Sunshine New Common Stock from trading on an Approved Market for at least seven consecutive calendar days,

     o reduction in the overall market capitalization of Sunshine to less than $15,000,000 for at least fifteen consecutive calendar days,

     o a bankruptcy proceeding occurring with respect to Sunshine or one of its subsidiaries,

     o Sunshine fails to comply with its obligations in the Call Option Agreement, and

     o    other events, including any default under the "Exit Financing
          Facility."

The Call Option, once exercisable, may be exercised at any time by any of the holders thereof. The effect of the Call Option(s) is to potentially allow the Elliott Group holders and the Stonehill Group holders (and certain of their successors and assigns) to acquire Sunshine Argentina which in turns owns the Pirquitas Mine and other assets. Should such an event occur, Sunshine's investment of approximately $20,000,000 in the acquisition and evaluation of that property would no longer be an asset of Sunshine, nor would the assigned proven and probable reserves totaling 129.6 million ounces of silver, along with 59,000 tons of tin and 273,000 tons of zinc. The New Argentina Stock has been pledged under the Call Option Agreement under a separate Pledge Agreement to the Elliott Group holders and the Stonehill Group holders and delivered to Wells Fargo Bank Minnesota, N.A. as administrative and pledge agent.

EXIT FINANCING FACILITY

     In connection with the Plan and Confirmation Order, Sunshine's only debt instrument is to be the "Exit Financing Facility" which bears interest at a fixed rate of 15% per annum in the maximum principal amount of $5,000,000 (approximately $2,700,000 of which was outstanding on the Effective Date. The lenders are Highwood Partners, L.P. and Stonehill Capital Management, LLC, affiliates of the Elliott Group and the Stonehill Group, respectively. The facility is secured by substantially all of the assets of Sunshine and its subsidiaries, including the Pirquitas Mine. The proceeds of all advances under such facility are to be utilized solely (a) to provide funds necessary to the conduct of the business of Sunshine and its subsidiaries in the ordinary course in accordance with an approved budget, (b) to pay fees and disbursements paid to lenders and their professionals in accordance with the budget, and (c) as otherwise contemplated or permitted by the budget.

DIRECTORS

     At the time of institution of the Reorganization Cases, the members of the Board of Directors of Sunshine were G. Chris Andersen (a Director since May
1983), V. Dale Babbitt (a Director since December 1992), George M. Elvin (a Director since June 1994), Daniel D. Jackson (a Director since May 1983), Oren
G. Shaffer (a Director since June 1993), John S. Simko (a Director since December 1992), and Robert B. Smith (a Director since June 1993). On the Effective Date of the Plan, the operational management of Sunshine became the responsibility of the "Reorganized Board of Directors," a majority of whom were selected by certain creditors in accordance with the Plan. All of the former Directors ceased to be Directors of Sunshine on the Effective Date of the Plan and were deemed removed (without cause) pursuant to the Confirmation Order. In accordance with the terms of the Plan, four "Creditor Directors" were selected, and one "Management Director" was selected to comprise the Board of Directors of Sunshine from and after the Effective Date. John S. Simko continues as a Director as the "Management Director," and George M. Elvin was designated as one of the "Creditor Directors" by the Elliott Group. The other three "Creditor Directors" selected are Arnold Kastenbaum (Designee of the Stonehill Group), Keith McCandlish (Designee of the Elliott Group), and Charles Reardon (Designee of the Stonehill Group).

CONTINUED JURISDICTION OF BANKRUPTCY COURT

     Consistent with the provisions of the Bankruptcy Code, on the Effective Date of the Plan, title to all assets and property of the estates of the "Debtors" passed to and vested in "Reorganized Debtors" (Sunshine and its subsidiaries) free and clear of all claims, allowed interest, liens, charges and other rights of creditors or equity holders arising prior to the Effective Date. From and after the Effective Date, Sunshine and its subsidiaries may operate their respective businesses, and may use, acquire and dispose of property, free of any restrictions of the Bankruptcy Code, the Bankruptcy Rules and the Bankruptcy Court, except as provided in the Confirmation Order. The rights afforded under the Plan and treatment of the Claims and Interests under the Plan have been in exchange for, and in complete satisfaction, discharge and release of all Claims and termination of all interests of any nature whatsoever arising on or before the Effective Date, including any accrued interest on Claims from the Petition Date. The Bankruptcy Court retained exclusive jurisdiction over the Reorganization Cases for various matters to sort out any claims, and to determine any controversies or disputes, as well as all matters set forth in the Confirmation Order.

                              SELLING STOCKHOLDERS

     The following table sets forth the name of each Selling Stockholder, the number of shares of common stock beneficially owned by each Selling Stockholder immediately prior to the date of this Prospectus and the number of shares covered by this Prospectus that each Selling Stockholder may offer and sell pursuant to this Prospectus, which represents all of the shares of common stock beneficially owned by each Selling Stockholder. However, because the selling stockholders may offer all or a portion of the shares covered by this Prospectus at any time and from time to time after the date of this Prospectus, we cannot determine the exact number of shares that each Selling Stockholder may retain after completion of this offering.

                                                       Beneficial Ownership of         Number of Shares
        Name of Selling Stockholder                     Shares Before Offering      Covered by Prospectus
        ---------------------------                    -----------------------      ---------------------
Elliott International, LP                                     12,726,377                  12,726,377
The Liverpool Limited Partnership                             12,724,912                  12,724,912
Elliott Associates, LP                                            38,711                      37,711
Stonehill Institutional Partners, LP                           6,690,275                   6,690,275
Stonehill Offshore Partners, Limited                          12,814,725                  12,814,725

     We cannot assure you that the selling stockholders will sell any or all of the common stock offered by this Prospectus. Because the selling stockholders may sell using this Prospectus or may otherwise sell their common stock, no estimate can be given as to the amount of common stock that will be held by the selling stockholders upon termination of any sales. Therefore, the entire number of shares covered by this Prospectus is set forth in the table above. In addition, the selling stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their common stock since the date on which they provided us the information regarding their ownership of common stock in transactions exempt from the registration requirements of the Securities Act of 1933. See "PLAN OF DISTRIBUTION."

     Only the selling stockholders identified above who beneficially own the common stock identified with each selling stockholder's name on the effective date of the Registration Statement of which this Prospectus forms a part may sell common stock pursuant to this Prospectus. We may from time to time include additional selling stockholders in supplements to this Prospectus.

     Sunshine will not receive any proceeds from the offering to which this Prospectus relates. The Selling Stockholders may sell the securities offered hereby through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers in one or more transactions in the over-the-counter market, if such a market develops, or in privately- negotiated transactions, or in a combination of such transactions. Such transactions may be effected by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Such underwriters, dealers, brokers or other agents may receive compensation in the form of discounts or commissions from the Selling Stockholders and may receive commissions from the purchasers of such securities for whom they act as agent.

     Any Selling Stockholder and any dealer, broker or other agent selling securities offered hereby for the Selling Stockholders or purchasing any such securities from a Selling Stockholder for purposes of resale may be deemed to be an underwriter under the Securities Act of 1933, and any compensation received by such Selling Stockholder, dealer, broker or other agent may be deemed underwriting compensation. Neither Sunshine nor the Selling Stockholders can presently estimate the amount of such compensation. Sunshine knows of no existing arrangements between any selling Stockholder and any other Selling Stockholder, dealer, or broker or other agent.

     Pursuant to the Registration Rights Agreement, Sunshine has agreed to register or qualify or cooperate with the Selling Stockholders and their respective counsel in connection with the registration or qualification of the Shares for offer and sale under the securities or "blue sky" laws of all of the states of the United States, and to do any and all other acts or things necessary or advisable to enable the offer and sale of the Shares in such jurisdiction; provided, however, that Sunshine shall not be required to (i) qualify generally to do business in any jurisdiction where it is not then so qualified, or (ii) take any action which would subject it to general service of process or to taxation in any jurisdiction where it is not then so subject. Unless and until such times as offers and sales of Shares by Selling Stockholders are registered or qualified under applicable state securities or "blue sky" laws, or are otherwise entitled to an exemption therefrom, initial resales by Selling Stockholders will be materially restricted. Selling Stockholders are advised to consult with their respective legal counsel prior to offering or selling any of their Shares.

     In accordance with the provisions contained in the Registration Rights Agreement, Sunshine is obligated under certain circumstances to indemnify the Selling Stockholders who sell securities pursuant to this Prospectus, their respective officers, directors and agents, and controlling persons, and each underwriter in an offering or sale of such securities, against certain liabilities related to such sale or disposition, including liabilities arising under the Securities Act or to contribute to payments which such persons or entities may be required to make in respect thereof. In accordance with the Registration Rights Agreement, Sunshine may, in certain circumstances, also be entitled to indemnification or contribution by the Selling Stockholders or underwriters participating in an offering of the securities to which this Prospectus relates.

     Sunshine has agreed to pay, with certain limited exceptions, all the expenses incurred in connection with the preparation and filing of this Prospectus and the related Registration Statement, including the Securities Act of 1933, registration and filing fees, fees and expenses associated with filings required to be made with the National Association of Securities Dealers, Inc., fees and expenses of compliance with securities or "blue sky" laws, printing expenses, messenger and delivery expenses, fees and expenses of counsel for Sunshine and its independent certified public accountants. Sunshine estimates that the foregoing expenses in connection with the registration of the securities will be approximately $54,479.22. In no event shall Sunshine pay for any underwriting discounts, commissions, or fees attributable to the sale of Shares or any other out-of-pocket expenses of the Selling Shareholders incurred in connection with a sale of Shares.

                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of common stock offered hereby. The common stock may be sold from time to time to purchasers directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer the common stock through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the common stock for whom they may act as agent. The selling stockholders and any such brokers, dealers or agents who participate in the distribution of the common stock may be deemed to be "underwriters," and any profits on the sale of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to statutory liabilities of the Securities Act, including but not limited to Sections 11, 12 and 17 of the Securities Act, and Rule 10b-5 under the Securities Exchange Act of 1934.

     The common stock offered hereby may be sold from time to time by the selling stockholders or, to the extent permitted, by their transferees or successors-in-interest. The selling stockholders may from time to time offer and sell the shares in the over-the-counter market or otherwise. Sales may be made on the NASDAQ bulletin board at prices and on terms dictated by the then current market price of the shares or in registered transactions. The shares may be sold by any one or more of the following methods:

         o        To the purchasers directly;

         o A block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of a block as principal to facilitate the transaction;

         o Purchases by a broker or dealer as principal, and resale by such broker or dealer, for its own account pursuant to this Prospectus;

         o Through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions, or commissions from the selling stockholders or such successors-in-interest and/or from purchasers of the common stock for whom they act as agent;

         o        The writing of options on the common stock;

         o The pledge of the common stock as security for any loan obligation, including pledges to brokers or dealers who may, from time to time themselves effect distributions of common stock or interest therein;

         o An exchange distribution in accordance with the rules of such exchange or transactions in the over- the-counter market;

         o Ordinary brokerage transactions and transactions in which the broker or dealer solicits purchasers;

         o        In privately negotiated transactions;

         o        Through put or call option transactions;

         o        Through short sales;

         o Pursuant to Rule 144 (or any other lawful method of disposition); or

         o        A combination of any of the above transactions.

         Such sales may be made at prices and at terms then prevailing or at prices related to the then current market price or negotiated prices and terms. In effecting sales, brokers or dealers may arrange for other brokers or dealers to participate. From time to time, the selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in common stock or other securities issued by us or derivatives of securities issued by us, and may sell and deliver the common stock in connection with their transactions or in settlement of securities loans.

         Those transactions may or may not involve brokers or dealers. If the transactions do include brokers, the Selling Stockholders expect to pay customary brokerage commission and charges. We will pay all expenses other than underwriting discounts, selling commissions and fees, and legal and accounting fees incurred by the Selling Stockholders incident to the offering and sale of the common stock.

         The Selling Stockholders are not obligated to sell any or all of the shares of common stock offered pursuant to this prospectus. Each of the selling stockholders reserves the right to accept and to reject in whole or in part any proposed purchase of the shares of common stock.

         The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which may include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the Selling Stockholders and any other person. Furthermore, under Regulation M promulgated pursuant to the Securities Exchange Act of 1934, any person engaged in the distribution of the common stock may not simultaneously engage in market-making activities with respect to the particular common stock being distributed for certain periods prior to the commencement of such distribution. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

         To the extent required, a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part will set forth the aggregate principal amount of the shares to be sold, the names of the Selling Stockholders, the purchase price, the name of any agent, broker-dealer or underwriters and any applicable commission with respect to a particular offer. The Selling Stockholders and any agents, broker-dealers or underwriters that participate with the selling stockholders in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In that event, any discounts, commissions or conversions received by the agents, broker-dealers or underwriters and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

         We have agreed to indemnify the selling stockholders and their respective directors, officers, and controlling persons against liabilities relating to the registration statement, including liabilities under the Securities Act. Each selling stockholder has agreed to indemnify us and our directors, officers and controlling persons against liabilities relating to the information given to us by that selling stockholder in writing for inclusion in the registration statement, including liabilities under the Securities Act.

                             SELECTED FINANCIAL DATA

         The following table sets forth summary historical financial information of Sunshine as of the dates and the periods indicated in the table below. All amounts are in thousands, except price and production statistics and per share amounts.


                                                                             Year Ended December 31,(1)
                                                  ----------------------------------------------------------------------------
                                                      2000            1999           1998(3)          1997          1996(4)
                                                  ------------    ------------    ------------    ------------    ------------
STATEMENT OF OPERATIONS DATA:

Operating revenues ............................   $     23,094    $     32,332    $     34,668    $     24,993    $     15,315
Mark to market gains (losses) .................           (167)            359          (2,588)          1,859          (1,101)
                                                  ------------    ------------    ------------    ------------    ------------

         Total Revenues: ......................         22,927          32,691          32,080          26,852          14,214

Net loss ......................................        (20,890)        (10,843)        (64,845)        (19,308)        (25,902)
Income (loss) applicable to common shares .....        (20,890)        (10,843)        (64,845)        (19,308)         11,600
Basic and diluted income (loss) per common
   share ......................................           (.48)           (.31)          (2.02)           (.61)            .42
Weighted average common shares ................         43,898          34,682          32,109          31,892          27,823

PRICE AND PRODUCTION STATISTICS:

Average silver price received .................   $       4.93    $       5.23    $       5.47    $       5.02    $       5.11
Tons of ore produced ..........................        169,036         217,601         247,866         183,404         120,910
Silver grade (ounces per ton) .................          23.81           24.75           24.17           23.95           22.04
Silver ounces produced ........................      3,879,100       5,210,843       5,806,468       4,253,315       2,577,895
Net cash cost per ounce(2) ....................   $       4.75    $       4.36    $       4.43    $       4.50    $       6.12

BALANCE SHEET DATA:

Cash and cash investments .....................   $        291    $        628    $      1,412    $     15,985    $     16,317
Working capital ...............................          2,824             839           9,716          26,969          25,559
Total assets ..................................         22,592          37,020          39,897         101,601         105,486
Long-term debt and capital lease obligations ..          1,530          38,238          42,597          42,265          25,780
Stockholders' equity (deficit) ................        (36,278)        (18,720)        (17,466)         44,496          63,598
Book value per old common share ...............          (0.75)          (0.48)          (0.54)           1.39            2.00
Old common shares outstanding .................         48,685          38,672          32,426          31,904          31,873

----------

(1) All share and per share amounts have been adjusted to reflect a 1 for 8 reverse stock split effective August 6, 1999.

(2) Net cash cost per ounce includes all expenditures (other than exploration costs and capital expenditures) related to the operation of the Sunshine Mine and Refinery Complex, less any by-product revenues. Such costs include non-capital development costs, production and maintenance costs, ad valorem taxes, insurance, and post- employment benefit costs incurred on site.

(3) During 2000 and 1998, the Company recorded a $7.2 million and $50.4 million impairment, respectively, of mining properties expense to write down the value of the Company's investment in the Sunshine Mine.

(4) During 1996, the Company recorded a gain applicable to common shares of $40 million due to the retirement of all of the Company's outstanding Preferred Stock.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         Certain matters discussed in this report are "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are all statements other than statements of historical fact, including without limitation, those that are identified by the use of the words "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," and similar expressions. Such statements address future plans, objectives, expectations and events or conditions concerning various matters such as mining exploration, capital expenditures, earnings, litigation, liquidity and capital resources and accounting matters. Actual results in each case could differ materially from those currently anticipated in such statements, by reason of factors including without limitation, actual results of exploration, silver prices, imprecisions of reserve estimates, future economic conditions, regulations, competition and other circumstances affecting anticipated revenue and costs. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement. Readers are cautioned not to place undue reliance on these forward-looking statements. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

LIQUIDITY AND CAPITAL RESOURCES

         From 1988 through 2000, a period of 13 years, the price of silver, the Company's principal product, averaged approximately $5.00 per ounce. In contract, for the ten-year period prior to 1988, the price of silver averaged approximately $9.50 per ounce. While the company significantly improved its production and unit costs from the Sunshine Mine in recent years, the continuing low price of silver resulted in ongoing operating losses. In addition, the Company invested relatively heavily in new project, particularly Pirquitas. Management believed that establishing new, low-cost production from Pirquitas and/or other properties would be key to establishing profitability in the low price of silver environment in which it found itself.

         The Company was able to fund its operating losses and investments with a variety of financings over this extended period, until it was unable to refinance the Eurobond indebtedness of $26.5 million which matured in March of 2000. The inability to repay this debt as it matured triggered cross-defaults in the Company's other indebtedness. The Company and its principal creditors discussed various means of restructuring the Company's indebtedness outside of bankruptcy, but ultimately determined that the best route to restructure the indebtedness would be through Chapter 11. As a result, the Company and three of its principal subsidiaries filed for protection under Chapter 11 on August 23, 2000. The Elliott Group and the Stonehill Group, whose affiliates were the Company's principal creditors, were co-proponents with the Company of the Plan of Reorganization which was filed contemporaneously with the bankruptcy filing.

         Highwood Partners, L.P. and Stonehill Capital Management, LLC, affiliates of the Elliott Group and the Stonehill Group, provided the Debtor-in-Possession (DIP) financing which was used by the Company and its affiliates as its principal source of funding during the bankruptcy. Upon the Effectiveness of the Plan, on February 5, 2001, approximately $2.7 million was borrowed under the DIP facility. The Stonehill and Elliott affiliates are also providing the Exit Financing Facility, which repaid advances under the DIP facility and will fund the Company upon its initial emergence from bankruptcy. The Exit Financing Facility bears interest at a fixed rate of 15% per annum in the maximum principal amount of $5,000,000. The facility is secured by substantially all of the assets of Sunshine and its subsidiaries, including the Pirquitas Mine. The proceeds of all advances under such facility are to be utilized solely (a) to provide funds necessary to the conduct of the business of Sunshine and its subsidiaries in the ordinary course in accordance with an approved budget, (b) to pay fees and disbursements paid to lenders and their professionals in accordance with the budget, and (c) as otherwise contemplated or permitted by the budget. The Exit Financing Facility is the Company's only source of working capital, other than asset disposals, at the present time. The remaining availability under the Exit Financing Facility is approximately 1.8 million as of March 16, 2001.

         The Company expects to have used all the availability under the Exit Financing Facility before the end of the third quarter of 2001. The Company is engaged in a review of its strategic options in order to address its financing difficulties. Among these is the consideration of a sale of some or all of its assets, the merger of the Company with another company, or a joint venture arrangement on some of its properties, including Pirquitas. If the Company is unable to successfully negotiate and close any such alternative in advance of using all the availability under the Exit Financing Facility, the Company may be required to, among other things, seek modifications in the terms of the Exit Financing Facility, seek protection under the bankruptcy laws, or cease operations altogether. Any of these would be expected to have a significant negative effect on the price of the Company's common stock.

         Registration Rights Agreement. Under the Plan of Reorganization, Sunshine entered into a Registration Rights Agreement with members of the Stonehill Group and the Elliott Group under which the shares of New Common Stock issued to them are to be registered under federal securities laws. Such agreement provides for filing of a Registration Statement within a specified period of time covering only the securities issued to the Elliott Group and the Stonehill Group, the effectiveness of such Registration Statement within a certain period of time and other matters. In the event that certain of the commitments under such agreement are not satisfied, each of the holders has a right to provide Sunshine with written notice thereof (a "Put Notice") which would require Sunshine to pay to each such holder (in cash or shares of common stock at the option of the holder) a specified amount of funds and/or in certain instances, to repurchase the securities from the holder for a "Mandatory Repurchase Price" equal to 115% of the Market Price on the date the holder acquires the right to require Sunshine to repurchase such shares.

         Argentina Transaction; Call Option Agreement. Under the terms of the Plan and the Confirmation Order on the Effective Date, the capital stock of Argentina was cancelled and Argentina issued the "New Argentina Stock." Sunshine caused the incorporation and organization of Sunshine International Mining, Inc., a Delaware corporation ("International"), all of the issued and outstanding stock of which is owned by Sunshine. Sunshine contributed to the capital of International all of the New Argentina Stock such that Argentina became a wholly-owned subsidiary of International which in turn is a wholly-owned subsidiary of Sunshine. Simultaneously Sunshine, International and Argentina entered into a Call Option Agreement dated February 5, 2001, with the Elliott Group and the Stonehill Group, pursuant to which International granted
(i) a call option to each holder within the Elliott Group and the Stonehill Group to purchase, collectively, up to 100% of the shares of New Argentina Stock and (ii) a first priority perfected security interest in the New Argentina Stock. Such call option(s) was granted to purchase a maximum number of shares of New Argentina Stock at a specified purchase price which option is to be reduced proportionately in the event the Elliott Group holders and/or the Stonehill Group holders sell more than 50% of their shares of New Common Stock of Sunshine received. For example, if the Elliott Group holders were to sell 55% of their shares of Sunshine Common Stock initially received, then the maximum number of New Argentina Stock that the Elliott Group holders could purchase in the aggregate upon exercise of their Call Options would be reduced by a percentage equal to (55% - 50%) x 2, or 10%. The term of each Call Option expires at the time of exercise in full of such Call Option, or if the market capitalization of Sunshine shall exceed $150,000,000 for at least 60 consecutive days or on the tenth anniversary of the Effective Date of the Plan. The Call Option becomes exercisable upon the occurrence of any one or more of nine separate events, including (i) the de-listing of the Sunshine New Common Stock from an "Approved Market," (ii) suspension of the Sunshine New Common Stock from trading on an Approved Market for at least seven consecutive calendar days, (iii) reduction in the overall market capitalization of Sunshine to less than $15,000,000 for at least fifteen consecutive calendar days, (iv) a bankruptcy proceeding occurring with respect to Sunshine or one of its subsidiaries, (v) Sunshine fails to comply with its obligations in the Call Option Agreement, and (vi) other events, including any default under the "Exit Financing Facility." The Call Option, once exercisable, may be exercised at any time by any of the holders thereof. The effect of the Call Option(s) is to potentially allow the Elliott Group holders and the Stonehill Group holders (and certain of their successors and assigns) to acquire Sunshine Argentina which in turns owns the Pirquitas Mine and other assets. Should such an event occur, Sunshine's investment of approximately $20,400,000 in the acquisition and evaluation of that property can no longer be an asset of Sunshine, nor would the assigned proven and probable reserves totaling 129.6 million ounces of silver, along with 59,000 tons of tin and 273,000 tons of zinc. The New Argentina Stock has been pledged under the Call Option Agreement under a separate Pledge Agreement to the Elliott Group holders and the Stonehill Group holders and delivered to Wells Fargo Bank Minnesota, N.A. as administrative and pledge agent.

         Failure to comply with the terms of the Registration Rights Agreement or the Call Option Agreement would result in significant adverse impacts on the Company, including further impairing its limited available liquidity and the loss of its principal asset. These would be expected to adversely effect the ability of the Company to achieve any of the strategic options it intends to pursue, and could lead to a bankruptcy filing or the cessation of operations altogether. Such events would be expected to have a significant negative effect on the price of the common stock.

         On February 2, 2001, Sunshine received Notice that the smelter to which the Sunshine Mine shipped concentrates was closing and would no longer accept any deliveries. Management sought alternatives for the production from the Sunshine Mine but has not been successful in securing an economically viable alternate arrangement. As a result, Sunshine notified employees of a mass lay-off of the majority of the Sunshine Mine employees would occur on February 16, 2001, and the mine was placed on a care and maintenance status.

         As a result of the closure of the Sunshine Mine, the Company will have no revenues from operations for the foreseeable future. It is expected that the reopening of the mine would require a substantial improvement in silver prices.

However, due to lack of available funds, the Company has significantly cut back exploration and development since the end of 1999, including stopping the so-called ConSil ramp project. Therefore, access to economically recoverable reserves will be limited upon any reopening of the mine, and, before commercial operations can be restarted, a substantial exploration and development effort will be required.

         The opinion of the Company's independent certified public accountants covering the 2000 year expressed substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

EVALUATION OF RECOVERABILITY OF INVESTMENT IN SUNSHINE MINE

         Whenever circumstances or events indicate, and at least annually, the Company evaluates its mining properties for impairment, based on undiscounted expected future cash flows. Such estimates are based on assumptions as to future silver prices, mining costs, recoverable reserves and estimates of future reserve potential which management believes are reasonable, based on historical silver prices and production. If the sum of such cash flows is less than the carrying amount of the asset, the Company would record an impairment loss measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

         During the third quarter of 1998, drilling in the West Chance vein indicated that the size of the vein might be smaller than what was previously expected. Based on that information, along with low by-product prices and a decline in silver prices, the Company estimated that future cash flows from the mine would not be sufficient to recover the $59.4 million carrying amounts of the mine. The fair value of the mine as determined by the discounted cash flow method was approximately $9 million and an impairment charge of $50.4 million was taken at the end of the third quarter.

         A further similar review during the fourth quarter of 2000, in light of the shutdown of the mine, determined that the fair value of the equipment and real property at the mine was approximately $1.4 million and an impairment charge of $7.2 million was taken.

         Discussion of potential future increases in the price of silver and the presence of additional mineralized material and resources are forward-looking statements regarding matters over which the Company has no control. Actual future silver prices and the results of current exploration may differ from anticipated values.

OPERATING, INVESTING AND FINANCING ACTIVITIES

         Cash used in operating activities for the year ended 2000 was $4.9 million compared to $5.8 million in 1999. The $900 thousand improvement was primarily due to changes in working capital items partially offset by a $2.6 million increase in cash operating loss. The cash operating loss increased primarily due to a $4.1 million decrease in cash operating income at the Sunshine Mine and $2.0 million in reorganization costs, partially offset by a $2.4 million decrease in cash interest expense and a $1.3 million decrease in general and administrative expense.

         Cash provided by investing activities during 2000 included proceeds of $3.9 million from the sale of investment silver bullion and $0.9 million from the sale of the La Joya Mine in Argentina. Cash used by investing activities was $1.6 million for additions to property, plant and equipment primarily consisting of $1.0 million for the development of Pirquitas and $354 thousand in capital expenditures at the Sunshine Mine. Cash used by investing activities in 1999 was $0.8 million, including $4.2 million of additions to property, plant and equipment ($2.6 million for the development of Pirquitas, $1.4 million in capital expenditures at the Sunshine Mine and $200 thousand on other properties). These were offset by $1.9 million in proceeds from the sale of certain investments and $1.5 million from the sale of 300 thousand ounces of investment silver bullion. $5.8 million cash was used by investing activities during 1998, including $8.3 million for the development of the Pirquitas Mine in Argentina and $1.8 million at the Sunshine Mine, partially offset by $4.5 million of cash proceeds from the sale of certain investments, the sale of 300 thousand ounces of investment silver bullion, and proceeds from settlement of certain litigation.

         Cash provided by financing activities in 2000 consisted of $1.5 million of borrowings under the DIP Facility less a $150 thousand commitment fee. $5.8 million in cash was provided through the issuance of the 5% Notes in 1999. Cash provided by financing activities in 1998 includes $785 thousand from the exercise of stock options and warrants.

RESULTS OF OPERATIONS - 2000 COMPARED TO 1999

         Consolidated operating revenues decreased approximately $9.2 million (28.6%) for the year ended 2000 compared to the year ended 1999, while mark-to-market losses on investment bullion totaled $167 thousand in 2000 compared to a $359 thousand gain in 1999. The decrease in operating revenues primarily resulted from a decrease in the average price received per ounce of silver sold and a decrease in ounces sold (4.2 million ounces of silver at an average of $4.93 per ounce in the 2000 period compared to 5.5 million ounces at an average of $5.23 per ounce in the 1999 period), a $734 thousand decrease in by-product revenue and a $213 thousand decrease in recognized premium income on the sale of covered calls on silver bullion held as an investment. Silver production totaled 3,879,100 ounces produced from 169,036 tons at 23.81 ounces per ton in 2000 versus 5,210,843 ounces from 217,601 tons at 24.75 ounces per ton in 1999. The decrease in production was primarily due to fewer productive stopes being available as mining proceeds to the outskirts of the West Chance area. By-product revenue decreased primarily because of decreased production of lead and copper.

         Cost of revenues decreased $5.1 million (18.4%) from $27.7 million in 1999 to $22.6 million in 2000, primarily due to lower smelter, mining, and metallurgical costs as a result of the lower production and sales, and also, due to reduction in tons and ounces of silver produced during the 2000 period. Net operating cash production costs increased $0.39 to $4.75 per ounce of silver. This increase was primarily due to fixed costs being spread over fewer ounces of silver produced.

         The 2000 period includes a $7.2 million charge as an impairment writedown of the Sunshine Mine. See "Liquidity and Capital Resources - Evaluation of Recoverability of Investment in Sunshine Mine."

         Exploration expense increased $358 thousand in 2000 compared to 1999 primarily due to expenditures on certain Argentina properties and Juanicipio in Mexico.

         Interest income decreased $113 thousand due to lower average invested cash balances.

         Selling, general and administrative expense declined $1.3 million due to a variety of cost reductions.

         Interest and debt expense decreased $2.9 million primarily due to the amortization in 1999 of 100% of the discount feature associated with the 5% Convertible Notes issued in January 1999, the amortization of debt discount and issuance costs for the Eurobonds for the full year in 1999 as compared to one quarter in 2000, the cessation of interest accruals as discussed in Note 8 of the Consolidated Financial Statements and lower outstanding balances on the Company's debt. These were partially offset by $1.4 million of additional interest on the 10% Notes.

         Other, net of $193 thousand for the 2000 period includes the gain from the sale of the La Joya Mine in Argentina, partially offset by the write down of certain other investments. Other, net of $297 thousand in 1999 was primarily due to $1.5 million from gains on certain investments sold and recognition of actuarial gains on pension plans not previously recognized, partially offset by fees and expenses related to attempting certain debt offerings.

         Reorganization items - professional fees are primarily the costs of legal counsel and other professionals in the preparation and solicitation of approval of the Company's Chapter 11 Plan of Reorganization and the associated financing documents. These fees include pre-petition fees of counsel for the Cosponsoring Bondholders.

1999 COMPARED TO 1998

         The Company's net loss decreased $54.0 million in 1999 to $10.8 million compared to $64.8 million in 1998. The improvement is primarily due to the $50.4 million impairment writedown of the Sunshine Mine in 1998.

         Consolidated operating revenues decreased approximately $2.3 million (6.7%) for 1999 compared to 1998, while mark-to-market gains on investment bullion totaled $359 thousand in 1999 compared to a $2.6 million writedown in 1998. The decrease in operating revenues primarily resulted from a $0.24 decrease in the average price received per ounce of silver sold (5.5 million ounces of silver at an average of $5.23 per ounce in 1999 compared to 5.5 million ounces at an average of $5.47 per ounce in 1998), and a $742 thousand decrease in by-product revenue. By-product revenue decreased primarily because of a 4.5 million-pound reduction in lead sales, partially offset by a 125 thousand- pound increase in copper sold. The reduction in lead sales is due to the fact that mining is now being conducted in areas of the West Chance that contain less lead.

         Depreciation, depletion and amortization decreased by approximately $3.6 million as a result of the writedown of the Sunshine Mine in the third quarter of 1998.

         Exploration expense decreased $2.5 million in 1999 compared to 1998 primarily due to a reduction of expenditures for the Sunshine Mine and other projects in Argentina and the U.S.

         Selling, general and administrative costs decreased $216 thousand (4.3%) due to a variety of cost reductions.

         Interest income decreased $370 thousand due to lower average invested cash balances.

         Interest and debt expense increased $1.2 million primarily due to the amortization of the beneficial conversion feature associated with the 5% Notes issued in January 1999, and higher amortization of debt discount for the outstanding EuroBonds.

         In 1999, income of $297 thousand in other net was primarily due to $1.5 million from gains on certain investments sold and recognition of actuarial gains on pension plans not previously recognized, partially offset by fees and expenses related to attempting certain debt offerings. Other net of $2.7 million in 1998 represented a $1.1 million net gain for proceeds received from settlement of certain litigation and a reduction of the valuation reserves previously recorded against certain investments.

              QUALITATIVE AND QUANTITATIVE MARKET RISK DISCLOSURES

COMMODITY PRICE RISK

         Substantially all of the Company's revenues are from sales of silver. Volatility in the price of silver causes substantial fluctuations in the Company's revenues and financial condition. There are many factors which influence the volatility of silver prices. Changes in supply and demand, worldwide economic and political conditions, expectations as to inflation and speculative activity in the market all cause fluctuations in silver prices. As previously discussed, the price of silver in recent years has been depressed, averaging approximately $5.00 per ounce for the 13-year period ended in 2000. Over the prior ten year period the silver price averaged approximately $9.50 per ounce.

         During 1999 and 1998, the Company from time to time sold covered calls against its silver bullion inventory. Total premiums earned for the sale of covered calls aggregated $246,500 and $316,250 in 1999 and 1998, respectively. At December 31, 1999, the Company had covered call options outstanding for 300,000 ounces of silver with strike prices ranging from $5.25 to $5.35 and expiration dates of January 27, 2000 (100,000 ounces), February 25, 2000 (100,000 ounces) and March 28, 2000 (100,000 ounces). The fair value of the sold calls at December 31, 1999 approximates the premiums received when they were sold. No covered call options were sold during 2000. The Company's policy is not to sell any uncovered calls. (See Note 3 of Notes to Consolidated Financial Statements for information related to accounting policies for covered calls.)

FOREIGN CURRENCY RISK

         The Company has operations in Argentina and Mexico. Therefore, the Company could be at risk for fluctuations in the relationship of U.S. dollar to the Argentine or Mexican peso exchange rates. However, Argentina maintains a 1:1 exchange ratio by limiting the amount of pesos that are issued to the amount of U.S. dollars held by the Argentine Central Bank. Also, it has been reported that Argentina is considering replacing the peso with the U.S. dollar. To date, the Company's activities in Mexico have not been significant. Thus, at this time, the Company does not feel its foreign currency market risk is significant.

         At December 31, 2000, no debt was denominated in a foreign currency nor are there any firm purchase commitments denominated in a foreign currency.

                                   THE COMPANY

BUSINESS AND PROPERTIES

         Sunshine has primarily engaged in mining silver. We are one of the world's leading primary silver producers. The Company owns the Sunshine Mine located in the Coeur d'Alene Mining District near Kellogg, Idaho, and the Pirquitas Mine in the Jujuy Province of northwest Argentina. The Sunshine Mine produced 5.2 million and 3.9 million ounces in silver in 1999 and 2000, respectively; the primary smelter customer announced on February 2, 2001 that it was closing and would no longer accept deliveries. As a result, Sunshine notified employees at the Sunshine Mine of a mass lay-off February 16, 2001. The Sunshine Mine is being placed on a care and maintenance status. The Pirquitas Mine is in the development stage, and the Company is reviewing its strategic options relative to the property.

         Sunshine was originally incorporated in 1918 and is currently incorporated under the laws of the state of Delaware. The Company maintains its principal executive offices at 5956 Sherry Lane, Suite 1621, Dallas, Texas 75225.

         The Sunshine Mine began operations in 1884 and has produced in excess of 350 million ounces of silver since that time. The introduction of new mining technologies and more aggressive exploration has substantially increased production in recent years, achieving full production in the fourth quarter of 1997 for the first time since 1990. This has reduced unit costs as fixed costs have been spread over a larger production figure. Recent production and unit cost history of the mine is as follows:


                                                SUNSHINE MINE PRODUCTION

                                  2000       1999       1998        1997       1996

Ounces production (millions)       3.9        5.2        5.8         4.3        2.6
Net cash cost per ounce          $4.75      $4.36      $4.43       $4.50      $6.12

         Sunshine's share of silver reserves at the Sunshine Mine as of December 31, 2000 were estimated to be 1.23 million tons of ore with an average grade of
23.65 ounces of silver per ton (after adjustment for mining dilution), containing 29.18 million ounces of silver. Metallurgical recoveries at the Sunshine Mine typically approximate 97% of the contained silver. The proven and probable reserves at the Sunshine Mine have historically totaled approximately four to seven years of annual production. Currently, estimated reserves for the Sunshine Mine are proven and probable reserves of 37.4 million ounces of silver of which our share of the reserved is 36.6 million ounces of silver. Over its history, exploration and development activities have maintained reserves by finding new ore to replace that which was produced each year. Management believes this will continue for the foreseeable future, as studies have delineated several areas of favorable geologic conditions that may host significant deposits. These areas are contiguous to delineated mineralization, and the ore-bearing structures product into favorable lithologic units. Further exploration is necessary to establish the existence of and quantify the additional mineralized material, but management believes it could exceed 100 million ounces.

         The Company's principal asset is now the Pirquitas Mine. The Company acquired the Pirquitas Mine in November 1995, and immediately began an active exploration and metallurgical testwork program. The Company commissioned a bankable feasibility study of the property in early 1998 (completed in April
1999) which estimated that the property contained metal in proven and probably reserves totaling 129 million ounces of silver, 118 million pounds of tin and 546 million pounds of zinc. The Company expects future development and exploration work at the site will expand these reserves. The mine is planned as an open-pit operation to produce annually 11 million ounces of silver, 3,200 tonnes (metric tons) of tin, and 16,300 tonnes of zinc. A feasibility study on the economics of the property was initially completed in 1999 and enhancements completed in 2000.

         As more than 80% of the Company's operating revenues have been derived from the sale of silver, the Company's earnings are directly related to the price of silver, which has been depressed since 1985. As a result, the Company has reported operating losses and negative cash flow from operations since that time. The Company's strategy was to add sufficient low cost silver production to be profitable at prices for silver which have prevailed in recent years, while also positioning the Company to benefit from an expected improvement in silver prices. Should the Company not succeed in adding such low cost production and there is no substantial improvement in the silver price, the Company will continue to report operating losses and negative cash flow.

         The accuracy of any forward-looking statements and other similar statements contained herein regarding production, reserves, mineralized materials and cash costs will depend upon the actual grade, quantity and other qualities of recoverable reserves and resources, which may differ from current estimates. Actual results could differ materially from those currently anticipated in such statements, by reason of factors including without limitation, actual results of exploration, silver prices, by-product prices, imprecision of reserve estimates, future economic conditions, regulations, competition, and other circumstances affecting anticipated revenue and costs. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement.

SILVER SUPPLY, DEMAND AND PRICES

         According to studies published by the Silver Institute in its World Silver Survey (prepared by Gold Fields Mineral Services Ltd.) and by CPM Group (precious metal industry consultants), since 1990, demand for silver has significantly exceeded silver production. The gap between new supply and demand has been bridged by the availability of a large surplus of silver inventories has kept silver prices at depressed levels. According to these same studies, silver inventories worldwide have been greatly diminished.

         In the first quarter of 1998, silver prices increased to their highest levels in over 10 years in response to concerns about supply availability, as Berkshire Hathaway Incorporated announced an investment in 129.7 million ounces of silver bullion. Silver prices bottomed at $4.16 per troy ounce on July 16, 1997, and peaked at $7.26 per troy ounce on February 5, 1998, before declining to $4.66 per troy ounce on December 11, 2000. According to the cited industry reports, physical availability of silver should continue to tighten as available inventories are consumed.

THE SUNSHINE MINE AND REFINERY COMPLEX.

         The Sunshine Mine and Refinery Complex, located in the Coeur d'Alene Mining District near Kellogg, Idaho, is comprised of the Sunshine Mine, a 1,000-ton-per-day concentrator, an antimony refinery, a silver refinery and associated facilities. The facility is an integrated operation which can produce refined silver with 99.99% purity. The silver refinery has a capacity to recover up to 8 million ounces of silver and 4 million pounds of copper annually.

         The Company's wholly owned subsidiary, Metals, owns substantially all of the mining claims comprising the Sunshine Mine. Electrical power is supplied by a public utility from two sources. The facilities are in good and operable condition and access to the property is by paved roads maintained by the county.

          The Sunshine Mine is a primary silver-producing underground mine which began operations in 1884 and has produced over 350 million ounces of silver since that time. The underground workings consist of multiple levels developed off the Jewell shaft, the main production shaft. It extends from the surface to a depth of over 4,000 feet and is complemented by other interior shafts which develop levels as deep as 5,600 feet. The mine covers over 10 square miles at the surface, and contains more than 100 miles of underground workings.

         The introduction of new mining technologies and more aggressive exploration at the Sunshine Mine had substantially increased production in recent years, achieving full production in the fourth quarter of 1997 for the first time since 1990. This reduced unit costs as fixed costs were spread over a larger production figure. Recent production and unit cost history of the mine is as follows:


                                           2000     1999     1998    1997    1996
                                           ----     ----     ----    ----    ----
Ounces production (millions)..........      3.9      5.2      5.8     4.3     2.6
Net cash per ounce....................    $4.75    $4.36    $4.43   $4.50   $6.12

         Sunshine's share of silver reserves at the Sunshine Mine as of December 31, 2000 were estimated to be 1.1 million tons of ore with an average grade of
23.6 ounces of silver per ton (after adjustment for mining dilution), containing
25.9 million ounces of silver. Metallurgical recoveries at the Sunshine Mine have typically approximated 97% of the contained silver. The proven and probable reserves at the Sunshine Mine have historically totaled approximately 4 to 7 years of annual production. Over its history, exploration and development activities have maintained reserves by finding new ore to replace that which was produced each year. Due to cash constraints, planned exploration and development has been significantly curtailed since the end of 1999, resulting in a reduction in proven and probable reserves. If the mine is reopened and an adequate exploration and development funded in the future, management believes significant new reserves will be identified, as studies have delineated several areas of favorable geologic conditions that may host significant deposits. These areas are contiguous to delineated mineralization, and the ore-bearing structures project into favorable lithologic units. Further exploration is necessary to establish the existence of and quantify the additional mineralized material, but management believes it could exceed 100 million ounces.

         The 1995 acquisition of the ConSil property, on the eastern flank of the workings of the Sunshine Mine, was done to facilitate evaluation and development of these and other veins. A shaft on the ConSil property extends from the surface to a depth of 5,400 feet and connects to the Sunshine's eastern workings on the 3,100 level, serving as the Sunshine Mine's secondary escapeway. Access from this shaft to these exploration areas will be important in their future exploration and development.

         The ore extracted from the Sunshine Mine was processed by a 1,000-ton-per-day flotation concentrator, which produced two concentrates, a high-grade silver concentrate which was transferred to the antimony refinery for antimony removal, and a lead concentrate which was shipped directly to a smelter for further processing.

         After antimony removal, the silver concentrate can be either transferred to the Company's silver refinery for recovery of silver and copper, or sold to a commercial smelter. Factors which influence Sunshine's decision to refine its products internally or sell them to a smelter include levels of production, costs of reagents and available smelter contract terms. The refinery was designed and built to recover up to 8.0 million ounces of silver from concentrates annually. Sunshine suspended operations at the silver refinery in 1995 pending higher levels of available feed, and began shipping its silver concentrate to a smelter at that time. Prior to the closure of its main smelter customer, the Company's sales to the third party smelters have been under long-term contracts, generally for a period of at least one year, cancelable by either party after one year upon thirty days notice. The Company employs no sales force.


                                           2000           1999           1998
                                           ----           ----           ----
Tons of Ore.......................        169,036        217,601        247,866
Metals Recovered:
         Ounces of Silver.........      3,879,100      5,210,843      5,806,468
         Pounds of Copper.........      1,019,305      1,235,368      1,273,318
         Pounds of Antimony.......        786,078        991,079      1,078,460
         Pounds of Lead...........      4,839,538      6,966,645     12,001,080

         These metals were recovered from ore containing an average of 23.81,
24.75 and 24.17 ounces of silver per ton, in 2000, 1999 and 1998, respectively. Metallurgical recoveries were approximately 96.38% of the contained silver, 97% of the contained copper and 92.5% of the contained lead.

         The Sunshine Mine's proven and probable ore reserves were estimated by the Company's technical personnel at January 1, 2001, to be 1.1 million tons of ore containing 26.8 million ounces of silver and 10.4 million pounds of copper. The weighted average ore grades, adjusted for mining dilution, but not adjusted for metallurgical recoveries, are 23.6 ounces per ton silver and 0.46 percent copper.

         During the three years ended December 31, 2000, the Sunshine Mine accounted for all of the Company's silver production, and approximately 16% of the Company's silver reserves at December 31, 2000. (See Note 17 of Notes to Consolidated Financial Statements included elsewhere herein.)

         The hourly employees at the Sunshine Mine are represented by the United Steelworkers of America (the "USWA") (which represents the majority of the employees) and the International Brotherhood of Electrical Workers Union (the "IBEW") (collectively, the "Unions"). Effective May 1, 1994, the Unions and SPMI entered into new six-year labor agreements, which were extended until May 1, 2001. The Company has notified the Unions of its intent to allow the contracts to expire.

ARGENTINA OPERATIONS

         The Company commenced operations in Argentina in 1994 and acquired the Pirquitas Mine in November 1995. Pirquitas is located in the Puna de Atacama of northwestern Argentina in the province of Jujuy at an elevation of over 14,000 feet. The nearest major city is the provincal capital, San Salvador de Jujuy, which is about 220 miles southeast of Pirquitas. The Chilean and Bolivian borders lie about 31 miles west and 3 miles to the north, respectively.

         The Company feels that recent political and economic changes in Argentina, designed to incentivize foreign investment, particularly in the mining industry, have made the country an extremely attractive target for mining investment. The country has privatized many state-owned enterprises, and has implemented reforms to many previously state-controlled activities, including mineral exploration and development. A program of fiscal stability has brought down inflation. Guarantees to foreign investors include parity of treatment with Argentine nationals, a freely-exchangeable currency, tax- stabilization programs and complete freedom to repatriate profits.

         The Company's most advanced project in Argentina is Pirquitas. The Company has assigned proven and probable reserves to Pirquitas totaling 129.6 million ounces of silver, along with 59 thousand tons of tin and 273 thousand tons of zinc. The Company has invested a total of approximately $20 million in the acquisition and evaluation of the property.

         The Company is reviewing its strategic alternatives relative to development of the property, and in that regard will consider possible sales of some or all of the property, mergers, joint ventures, and other structures. The independent feasibility study of the property, prepared in large part by the firms of Jacobs Engineering, The Winters Company and Knight Piesold, estimates that the project will require approximately $133 million of capital investment to commence production. The study forecasts annual average production of 11 million ounces of silver, 3,200 tonnes of tin, and 16,300 tonnes of zinc over the nine-year mine life of its proven and probable reserves. It is believed that significant potential exists to expand reserves over those identified thus far. Net cash costs of silver production (net of tin and zinc credits) are estimated at $1.53 per ounce.

         The Company owns or controls a significant land package at the property. It holds title to 6,500 acres of mining concessions. It also owns approximately 18,500 acres of surface lands upon which all facilities will be built. Most of the property remains unexplored. Significant resources above and beyond those identified in the feasibility study are believed to exist at the property. Based on its own exploration, as well as a review of previous development work, the Company believes that it can substantially increase the mineral resources surrounding the identified reserve. Beyond these areas, the Company feels that the favorable geologic environment will continue and believes that new discoveries can be made.

         Given the property's excellent economics and the prospect for improved silver prices, the Company believes Pirquitas provides a very attractive development opportunity.

MEXICAN OPERATIONS

         The Company acquired its first Mexican property, Juanicipio, in 1999. The property is located adjacent to the Fresnillo Mine, one of the most prolific silver mines in the world, in the state of Zacatecas. The district has reportedly produced more than one billion ounces of silver dating to colonial times. The Company believes that its recently-completed mapping and geophysical work has demonstrated that structures similar to those containing mineralization at the Fresnillo Mine may exist at Juanicipio. The next logical step in the evolution of the property would be a drilling program to begin to define whether mineralization exists in these structures. The Company will be reviewing options to enable such a program to go forward.

         The Company's land position at the property is quite large, approximately 28,100 hectares (69,400 acres). Because of its proximity to the Fresnillo Mine, and the evidence of the structures that are present on the property, Juanicipio may present an attractive joint venture opportunity.

OTHER EXPLORATION

         The Revenue-Virginia Mine is an underground silver mine located eight miles southwest of the town of Ouray in southwestern Colorado. It also contains significant gold and base metals. The mine has been largely inactive since a mill fire in 1912 resulted in the closure of the operation. Most production records on the property are missing; however, records which remain indicate production between 1895 and 1906 totaling 14.5 million ounces of silver, 123 thousand ounces of gold and 63 million pounds of lead from one series of veins. Sunshine controls the property under a mining lease calling for minimal property payments and work commitments. The property currently contains reserves estimated to be approximately 6.2 million ounces of silver.

         Several veins carry the mineralized values, and many of the veins have been traced for long distances onto other properties. Therefore, the Company believes it reasonable to assume that a significant mineralized inventory in addition to the above reserves can be inferred. Based on initial pre-feasibility work, the Company believes the property could produce 2.5-3.0 million ounces of silver annually at a net cash cost of approximately $4.00 per ounce, following a capital investment of $12-$15 million. Repair work to access the underground veins for exploration and development was completed in 1998. A drilling program designed to increase the proven and probably reserves to a level which would justify the capital commitment is pending.

MARKETING

         The Company's primary product at the Sunshine Mine can be either refined silver which is sold to industrial customers or precious metals dealers, or silver-copper and lead-silver concentrates which are sold to smelters. At the time of the mine shutdown, all of the concentrates were being sold to a smelter. Given the limited reserves economically accessible at the Sunshine Mine, upon the closure of its primary smelter customer, reactivation of the refinery was not economic. While the Company received offers for its concentrates from other smelters, the terms were less attractive than those it has been receiving from its primary customer. Prices received for refined silver are based on market prices at the time of shipment. Prices received for the silver-copper concentrate were based on average prices for silver, copper and lead during a quotational period shortly after shipment. The Company had based its decisions on whether to refine its silver- copper concentrates internally or sell them to a smelter based on internal production costs versus available smelter contract terms. All lead-silver concentrates were sold to smelters, with prices for contained lead and silver based on a quotational period shortly after shipment. The Company's refined silver, antimony and copper products were generally marketed directly to metals dealers or industrial customers, with prices based on market prices at the time of shipment.

OTHER BUSINESS AND REGULATORY FACTORS

         The Company's precious metals operations are intensely competitive and subject to risks and regulations inherent in and applicable to mining generally and the precious metals industry specifically. Competition in the precious metals mining industry, and particularly the silver mining industry, is very volatile. The market for gold and silver is international and there is no significant marketing advantage in domestic production versus international production. No single source of silver is significant to the world market, and many of the principal sources of silver as a primary metal have been forced to close as a result of continued low silver prices over the past several years. As a result, most new mine production of silver at the present time is from gold, copper, lead and zinc mines which produce silver as a by-product, and whose economics are not significantly related to the price of silver.

         Competition among mining companies is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop and produce such properties; labor to operate the properties; and capital for the purpose of funding such operations. As the principal product sold is a commodity with its price dictated by world markets upon which any individual operator has very little influence, the competitive factors cited above give the competitive advantage to the low cost operator.

ENVIRONMENTAL AND SAFETY MATTERS

         In connection with its operations and properties, the Company is subject to extensive and changing federal, state and local laws, regulations and ordinances governing health and safety and the protection of the environment, including, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These environmental laws and regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands lying within a wilderness area, wetland area, area providing habitat for certain species or other protected area. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue in the future. The operations and activities of the Company require compliance with such laws, regulations and ordinances.

         The Company cannot predict what environmental legislation or regulations will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies of regulatory agencies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company's operations, or may cause material changes or delays in the Company's intended activities. Currently, the Company does not expect to incur any material capital expenditures associated with environmental regulations (such as expenditures for relevant control facilities) during the fiscal year 2001. The Company also does not anticipate any material effect from compliance with environmental, health and safety laws, regulations and ordinances.

EMPLOYEES

         At December 31, 2000, Sunshine and its subsidiaries, including Metals, employed approximately 310 persons; 275 of whom are located at the Kellogg facilities. As a result of the closure of the Sunshine Mine, the number of employees needed for care and maintenance at the Kellogg facilities will be 12 by April 30, 2001.

                                LEGAL PROCEEDINGS

         Pursuant to the Plan and the Confirmation Order, a settlement or resolution of all environmental litigation affecting Sunshine was completed. See "The Plan of Reorganization" with respect to the settlement and New Consent Decree in the NRD Actions (Case Nos. CIV-96-0122-N-EJL and CIV-91-0342-N-EJL then pending in the United States District Court for the District of Idaho). By entry of the New Consent Decree, all claims of the Government and the Tribe for natural resource damages and response costs to injuries allegedly caused by Sunshine and Metals in the Coeur d'Alene Basin were dismissed by the Government and the Tribe. In exchange for the dismissal, under the New Consent Decree (which was approved on January 18, 2001), Sunshine granted warrants to purchase 9.95% of Sunshine's New Common Stock to the Tribe and the Government; Metals is to provide for certain royalty payments to the Government and the Tribe on a quarterly basis based on a percentage of the "Net Smelter Returns" from all mining by Metals anywhere in the United States and all mining by any Sunshine entity from the Sunshine Mine or within one mile of the current boundaries of the Sunshine Mine and Metals is required to perform certain remediation and test work at its ConSil Mine adjacent to the Sunshine Mine. In connection with the settlement, the Government also agreed to release Sunshine and Metals from a 1994 Consent Decree which obligated them, with certain other mining companies, to remediate certain property in the Bunker Hill Superfund Site. Under the New Consent Decree, Metals is required to convey the surface rights to timber lands it owns and uses for non- mining purposes, and to perform certain remediation and testwork at its ConSil mine adjacent to the Sunshine Mine.

         Management of Sunshine believes that all other environmental claims, both potential and threatened, were discharged by the effectiveness of the Plan and the Confirmation Order on February 5, 2001. See also "CHANGE IN ACCOUNTANTS."

               OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

         As of March 16, 2001, according to the Common Stock transfer records of the Company and other information available to the Company, after giving effect to the issuance of the "New Mining Stock" pursuant to the Plan of Reorganization, (i) the following persons were known to be the beneficial owners of more than 5% of the Common Stock and (ii) the executive officers and current directors of the Company and all officers and directors as a group beneficially own the following Common Stock.


                                                           Amount and Nature of    Approximate Percent of
             Name of Beneficial Owner                      Beneficial Ownership           Class(a)
             ------------------------                      --------------------    ----------------------
Elliott International, LP                                       12,726,377                 25.45%
The Liverpool Limited Partnership                               12,724,912                 25.45%
Elliott Associates, LP                                              38,711                  0.08%
Stonehill Institutional Partners, LP                             6,690,275                 13.38%
Stonehill Offshore Partners, Limited                            12,814,725                 25.63%
William W. Davis                                                   750,000(b)               1.50%
George M. Elvin                                                         -0-                   -0-
Arnold Kastenbaum                                                       -0-                   -0-
Keith McCandlish                                                        -0-                   -0-
Charles C. Reardon                                                      -0-                   -0-
John S. Simko                                                      500,000(b)               1.00%
All Directors and Executive Officers as a Group (seven           1,250,000(b)               2.50%
individuals)

----------

(a) Percentages are based upon 50,000,000 shares of Common Stock outstanding at March 16, 2001.

(b) Includes the following shares subject to purchase pursuant to stock options exercisable within 60 days - Messrs. Davis 750,000 shares, and Simko, 500,000 shares.

                                   MANAGEMENT

         The affairs of the Company are managed and controlled by a Board of Directors presently consisting of five members, each of whom were designated as directors at the time of confirmation of the Plan to be comprised of four creditor directors and one director from prior management. Two of the Directors Messrs. Simko and Elvin, have served as Directors for several years and were Directors at the time of filing of the Bankruptcy Proceeding. The current directors hold office until the next Annual Meeting of Stockholders, or until appointment by the incumbent Board of Directors to serve until the next Annual Meeting or until their respective successor has been duly elected.

         At Sunshine's 1999 Annual Meeting of Stockholders seven individuals were each elected as a member of the Board of Directors of Sunshine, each of which has been a member of the Board of Directors of Sunshine for more than five calendar years. The directors were G. Chris Andersen (May 1983), V. Dale Babbitt (December 1992), George M. Elvin (June 1994), Daniel D. Jackson (May 1983), Oren
G. Shaffer (June 1993), John S. Simko (December 1992) and Robert B. Smith (June
1993).

         On the Effective Date of the Plan, the operational management of Sunshine became the responsibility of "Reorganized Board of Directors" selected in accordance with the Plan. The directors listed above ceased to be Directors of Sunshine on the Effective Date of the Plan and were deemed removed (without cause) pursuant to the Confirmation Order. In accordance with the terms of the Plan, four "Creditor Directors" were selected and one "Management Director" was selected to comprise the Board of Directors of Sunshine from and after the Effective Date. John S. Simko continues as a Director as the Management Director, and George M. Elvin was selected as one of the Creditor Directors by Elliott International, L.P. The other three "Creditor Directors" selected are Arnold Kastenbaum (Designee of Stonehill Offshore Partners Limited), Keith McCandlish (Designee of Elliott International, L.P.), and Charles Reardon (Designee of Stonehill Institutional Partners, L.P.)

         The officers of Sunshine from and after the Effective Date of the Plan are listed under "Executive Officers" below and consist primarily of John S. Simko as Chairman of the Board of Sunshine and William W. Davis, President, Chief Operating Officer and Chief Financial Officer. Other officers who did not continue in office after the Effective Date were deemed removed therefrom (without cause) pursuant to the Confirmation Order.

         Set forth below is certain information about the directors of the Company, including their ages, terms of service, all positions and offices held with the Company, other principal occupations, business experience and directorships with other companies during the last five years or more.

DIRECTOR NAME, AGE, PRINCIPAL OCCUPATIONS, BUSINESS EXPERIENCE AND DIRECTORSHIPS


                                 POSITION(S) WITH COMPANY, PRINCIPAL OCCUPATION
        NAME         AGE                      AND BUSINESS HISTORIES
        ----         ---         ----------------------------------------------
John S. Simko        62       Director (since December 1992), Chief Executive
                              Officer (December 1996 to January 2001), Chairman of
                              the Board (since December 1996), President (December
                              1992 to January 2001); previously (since 1984) served
                              the Company as Senior Vice President and General
                              Counsel.

George M. Elvin      56       Director (since June 1994). Since 1998, he has been
                              President and Owner of Barrington Associates, a
                              financial consulting business. From 1992 through
                              2000, he was the President and Owner of Windsor IBC,
                              Inc., a brokerage firm member of the NASD. Mr. Elvin
                              is a designee of Elliott International, LP.

                                 POSITION(S) WITH COMPANY, PRINCIPAL OCCUPATION
        NAME         AGE                      AND BUSINESS HISTORIES
        ----         ---         ----------------------------------------------

Charles C. Reardon    44         Director (since January 2001). Since 1998, he has
                                 been Of Counsel to Westerman, Ball, Ederer & Miller,
                                 LLP, and the firm of Goldburg & Smith, each a Long
                                 Island, New York law firm. During the five years
                                 prior thereto, Mr. Reardon has also served as a
                                 business consultant and/or independent contractor for
                                 Karamar Publications, a privately-held publication
                                 firm, The Oxford Insurance Agency Group, a Long
                                 Island, New York based casualty insurance agency, and
                                 Allen & Company, a New York merchant banking firm.
                                 Since 1982, he has been a member of the New York
                                 State Bar Association and is a practicing attorney.
                                 Mr. Reardon is a Designee of the Stonehill Group.

Arnold Kastenbaum     47         Director (since January 2001). Since 1999, he has
                                 been President of Chodan Advisors, Inc., a New York
                                 firm specializing in financial restructuring
                                 consulting. From 1997 through 1999, he was
                                 Director/Distress Securities/Special Situations
                                 (similar to a Vice President) of UBS Warburg; prior
                                 thereto, from 1994 until 1997, he was Director of
                                 Research/Senior Research Analyst of MJ Whitman, Inc.
                                 Mr. Kastenbaum is a member of the Board of Directors
                                 of Willcox & Gibbs, Inc., a publicly-held corporation
                                 which distributed machinery parts to the garment
                                 industry. Mr. Kastenbaum is a Designee of the
                                 Stonehill Group.

Keith McCandlish      43         Director (since January 2001). He is a Canadian
                                 citizen and the Manager of Mineral Services at
                                 Associated Mining Consultants, Ltd., and has been
                                 employed by Associated Mining Consultants, Ltd. since
                                 1988 in various capacities. Mr. McCandlish is a
                                 Registered Professional Geologist with over twenty
                                 years of consulting geological and engineering
                                 experience in minerals, oil, sands/heavy oil,
                                 precious stones, coal and industrial minerals. Mr.
                                 McCandlish is a Designee of Elliott International,
                                 LP.

BOARD MEETINGS AND COMMITTEES.

         The Board of Directors held four meetings during the calendar year ending December 31, 2000. For such year, no Director attended fewer than 75% of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which he served during the periods that he served.

         Prior to the Effective Date, the Board had an Audit Committee consisting of George M. Elvin and Robert B. Smith, the function of which was to review the Company's operating and accounting procedures. That Audit Committee met once during 2000.

         Prior to the Effective Date, the Board also had a Compensation and Transaction Committee (the members of which were Messrs. Babbitt, Jackson and Shaffer), the function of which was to review the compensation of the chief executive officer of the Company and all material transactions involving the Company. The Board also had a Finance Committee (the members of which were Messrs. Andersen, Elvin, Shaffer and Simko), the function of which was to review and assist the Company in connection with its financing activities. In connection with the Effective Date of the Plan and Confirmation Order, and the cessation as directors of all directors except Messrs. Simko and Elvin, the Compensation and Transaction Committee and Finance Committee were not reconstructed. At the meeting of the new Board of Directors held on February 21, 2001, the Board reconstituted an Audit Committee to consist of Messrs. Kastenbaum (Chairman) and Elvin.

DIRECTOR COMPENSATION

         Our Directors who are not employed by the Company receive annual compensation of $25,000 per year, and $1,250 per day for each Board and Committee meeting attended, plus reimbursement of expenses for their service on the Board. Mr. Simko, who is also an Executive Officer of the Company does not receive any separate compensation for his services as a Director. Directors who so elect are covered by the Sunshine Mining Health Insurance Plan. During 2000, former directors (who ceased to be directors upon issuance of the Confirmation Order) received compensation in cash and/or health benefits: G. Chris Andersen $28,750; V. Dale Babbitt $35,307; Daniel Jackson $31,634; Oren G. Shaffer $28,750; and Robert B. Smith, Jr. $35,307. During 2000, Mr. Elvin received 28,750.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Section 145 of the Delaware General Corporation Law ("DGCL") a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, or against expenses incurred in any such action, suit or proceeding. Article VII of the Amended and Restate Certificate of Incorporation provides the mandatory indemnification of directors and officers to the fullest extent permitted by law, including Section 145 of the DGCL.

         Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemption of, or dividends on, capital stock) of the DGCL, or (iv) for any transaction from which the director derived in improper personal benefit. Article VII of the Amended and Restated Certificate of Incorporation of Sunshine provides for such provision.

         Sunshine's Bylaws also contain certain provisions relating to the indemnification of directors, officers, employees and agents, which supplement the indemnification rights afforded under Sunshine's Amended and Restated Certificate of Incorporation.

         As a result of these limitations, we and our stockholders may be unable to obtain monetary damages from a director for breach of the duty of care. We and our stockholders may still seek injunctive or other equitable relief for a director's alleged breach of such director's fiduciary duty. If these equitable remedies are unavailable, however, we and our stockholders may not have an effective remedy against the challenged conduct.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Sunshine under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable.

EXECUTIVE OFFICERS

         The following are the executive officers (the "Named Executive Officers") of the Company:


                                 POSITION(S) WITH COMPANY, PRINCIPAL OCCUPATION
        NAME         AGE                      AND BUSINESS HISTORIES
        ----         ---         ----------------------------------------------

John S. Simko        62          Director (since December 1992), Chief Executive
                                 Officer (December 1996 to January 2001), Chairman of
                                 the Board (since December 1996), President (December
                                 1992 to January 2001); previously (since 1984) served
                                 the Company as Senior Vice President and General
                                 Counsel.

William W. Davis     47          President and Chief Operating Officer (since February
                                 2001) and Chief Financial Officer (since September
                                 1992); Executive Vice President (December 1995 to
                                 January 2001), and Senior Vice President and Chief
                                 Financial Officer of the Company (September 1992 to
                                 November 1995); previously (from 1983) served in
                                 various capacities as an employee of the Company.

                                 POSITION(S) WITH COMPANY, PRINCIPAL OCCUPATION
        NAME         AGE                      AND BUSINESS HISTORIES
        ----         ---         ----------------------------------------------

Harry F. Cougher     58          Senior Vice President and General Manager-Sunshine
                                 Mining since January 1994; previously (since 1984)
                                 served in various capacities as an employee of the
                                 Company.

         Although not Named Executive Officers of the Company, the following persons currently serve as officers of the Company, William D. Bond, Vice President Exploration; M. Michael Owens, Vice President, Chief Accounting Officer and Treasurer; Williams J. Pincus, Vice President, Latin American Operations; Allan R. Young, Vice President, Development; and Mary Jo Williams, Secretary. Their positions with the Company are not subject to a vote of the stockholders. Their ages, terms of service, all positions and offices with the Company, other principal occupations, business experience and directorships with other companies during the last five years or more are set forth below.


          NAME         AGE    POSITION(S) WITH COMPANY, PRINCIPAL OCCUPATION AND BUSINESS HISTORIES

William D. Bond        49     Vice President, Exploration (since 1998), for more than five years prior thereto, served in various capacities as an employee of the
                              Company.

M. Michael Owens       47     Vice President, Chief Accounting Officer (since 1997) and Treasurer
                              (since February 2001), for more than five years prior thereto, served in various capacities as an employee of the Company.

William J. Pincus      47     Vice President, Latin American Operations (since 1998); for more than five years prior thereto, served in various capacities as an employee of the Company.

Allan R. Young         50     Vice President, Development (since 1995); for more than five years prior thereto, served in various capacities as an employee of the
                              Company.

Mary Jo Williams       57     Secretary (since 2000); for more than five years prior thereto, served in various capacities as an employee of the Company.

         In addition to the foregoing officers, the Company has other vice presidents and assistant secretaries who are not listed.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         The Company believes based on its review of Forms 3, 4 and 5, furnished to the Company for the fiscal year ended December 31, 2000, and written representations that no other reports were required for such fiscal year that all Section 16(a) filing requirements applicable to its officers and directors were complied with.

EXECUTIVE COMPENSATION

         The following table sets forth the total compensation paid by the Company, or accrued for the account of each of the "Named Executive Officers" for calendar years 2000, 1999 and 1998. There were no other executive officers whose salary and bonus for the year ended December 31, 2000, exceeded $100,000.

SUMMARY COMPENSATION TABLE


                          ANNUAL COMPENSATION                                     LONG TERM COMPENSATION PAYOUTS
-------------------------------------------------------------------       ---------------------------------------------
                                                                             AWARDS         PAYOUTS
                (A)                   (B)         (C)          (D)            (G)             (H)              (I)
                                                                           SECURITIES
   NAME AND PRINCIPAL POSITION                                             UNDERLYING         LTIP          ALL OTHER
   ---------------------------                   SALARY       BONUS       OPTIONS/SAR       PAYOUTS        COMPENSATION
        AT TIME OF PAYMENT            YEAR        ($)          ($)           S (#)            ($)             ($)(1)
   ---------------------------        ----       ------       -----                         -------        ------------

John S. Simko, Chairman,              2000      361,844         0              0               0                0
President and Chief Executive         1999      361,843         0              0               0              11,439
Officer                               1998      360,031      55,000            0               0              10,798
William W. Davis, Executive           2000      242,548         0              0               0                0
Vice President and Chief              1999      242,548      50,000            0               0              11,439
Financial Officer                     1998      242,547      26,400            0               0              10,798
Harry F. Cougher, Senior Vice         2000      145,026         0              0               0                0
President and Chief Operating         1999      145,026         0              0               0              10,369
Officer - Mining                      1998      145,025      10,200            0               0              10,476

----------

(1)Includes income received pursuant to the Company's Employees Savings and Security Plan (the "Savings Plan") in which all employees of the Company, other than those covered by collective bargaining agreement, may participate, and the Sunshine Defined Contribution Plan (the "DC Plan"). Payments to Mr. Simko under the Savings Plan were $4,800 and $4,800 in 1999 and 1998, respectively; and under the DC Plan were $6,639 and $5,998 in 1999 and 1998, respectively. Payments to Mr. Davis under the Savings Plan were $4,800 and $4,800 in 1999 and 1998, respectively; and under the DC Plan were $6,639 and $5,998 in 1999 and 1998, respectively. Payments to Mr. Cougher under the Savings Plan were $4,351 and $4,657 for 1999 and 1998, respectively; and under the DC Plan were $6,018 and $5,819 for 1999 and 1998, respectively. The Savings Plan is an individual account plan which provides for deferred compensation as described in Section 401(k) of the Internal Revenue Code and is subject to and complies with all the principal protective provisions of Titles I and II of the Employee Retirement Income Security Act of 1974 ("ERISA"). The DC Plan replaced the Company's Defined Benefit Pension Plan as of January 1, 1994, and is subject to and complies with ERISA.

OPTION GRANTS IN LAST FISCAL YEAR

         No stock options were granted to the Named Executive Officers in the year ended December 31, 2000. Pursuant to the Plan and the Confirmation Order, the old common stock was cancelled at February 5, 2001, and as a result, the unexercised options outstanding at that time to purchase old common stock were also deemed cancelled.

         At its meeting held on February 21, 2001, the Board of Directors granted stock options to seven individuals, including Messrs. Davis (750,000 shares) and Simko (500,000 shares) which are immediately exercisable at an exercise price of $0.66 per share for a term of ten calendar years. The exercise price under such options may be paid in cash, shares of Common Stock or "cashless" exercise based upon the fair market value of Common Stock at the time of exercise less the exercise price. The total number of shares covered by options granted on February 21, 2001 is 2,300,000 and options covering an additional 200,000 shares are reserved for future issuance.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

         The following table provides information on option exercises in fiscal 2000 by the Named Executive Officers and the value of such officers' unexercised options at December 31, 2000.


         (A)               (B)            (C)                      (D)                                  (E)
         ---               ---            ---                      ---                                  ---
                                                    NUMBER OF SECURITIES UNDERLYING           VALUE OF UNEXERCISED
                                                   UNEXERCISED OPTIONS/SARS AT FY-END    IN-THE-MONEY OPTIONS/SARS AT FY-
                          SHARES        VALUE                      (#)                                END ($)
                       ACQUIRED ON     REALIZED                    ---                                -------
                       EXERCISE (#)       ($)        EXERCISABLE*      UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
        NAME           ------------       ---        ------------      -------------      -----------      -------------
        ----
John S. Simko, CEO          0              0           108,125               0                 0                 0
William W. Davis            0              0            75,000               0                 0                 0
Harry F. Cougher            0              0            37,500               0                 0                 0

----------

*Pursuant to the Plan and the Confirmation Order, the old common stock was cancelled at February 5, 2001. As a result, the unexercised options outstanding at that time (and those listed in this table) were also cancelled.

PENSION PLANS

         On December 31, 1993, the Company froze its Defined Benefit Pension Plan (the "Pension Plan"), which was replaced as of January 1, 1994, by the Company's DC Plan. The Pension Plan was maintained for the benefit of employees except those covered by a collective bargaining agreement. Benefits under the Pension Plan ceased to accrue after December 31, 1993.

         Annual benefits at age 65 for Messrs. Simko, Davis and Cougher under the Pension Plan are frozen at $36,186, $33,500 and $15,901, respectively. The years of credited service at December 31, 1993, for Mr. Simko, Mr. Davis and Mr. Cougher were nine, ten and nine years, respectively. Employees who are age 55 and who have fifteen or more years of employment with the Company are eligible for early retirement, and will receive approximately 75% of the accrued benefits they would have received at age 65.

EMPLOYEE CONTRACTS

         Effective January 1, 1994, each of Messrs. Simko, Davis and Cougher entered into written employment agreements (the "Old Employment Agreements") with the Company for a term of three years. In December 1995, the Employment Agreements for Messrs. Simko, Davis and Cougher were amended to extend the term to December 31, 1999, and again in September 1998 to extend the term to December 31, 2002. Pursuant to the Plan and the Confirmation Order, each of such agreements was rejected by Sunshine and deemed terminated.

         Pursuant to the Plan and the Confirmation Order, Sunshine, effective as of February 5, 2001, intends to enter into new written employment agreements with Messrs. Simko and Davis (the "New Employment Agreements") covering a term of three years. The initial annual salaries under the New Employment Agreements for Mr. Simko and Mr. Davis will be $200,000 and $240,000, respectively.

         In the event of disability or death, the New Employment Agreements will provide for the continued payment of the base compensation for the remaining term, subject to reduction for disability payments separately provided by the Company. The employees will receive such annual incentive compensation based on the performance of the Company or other criteria as may be awarded in the discretion of the Board of Directors, and will participate in any employee benefit, welfare, deferred compensation, stock option plan, or any other plan or arrangement of the Company now or hereafter adopted for the benefit of officers or employees generally.

         If within three years of a "change of control" of the Company, employment of Messrs. Simko or Davis is voluntarily or involuntarily terminated, he will be entitled to receive in a single payment an amount from one-half to two times his base salary, dependent upon the total consideration involved in the change of control. All benefits under any employee benefit plan would immediately vest and continue for the balance of the term of his agreement.

         The maximum amount of compensation based on current base salaries which would be required to be paid to each individual if his employment was terminated upon a "change of control" of the Company would be $400,000 or $480,000 to Messrs. Simko, and/or Davis, respectively. Payments required upon a "change of control" of the Company may be considered to have certain anti-takeover effects in that they would make an acquisition of the Company more costly.

         Pursuant to the New Employment Agreements, the Company will indemnify each employee in the event that he is made, or threatened to be made, a party to any action or proceeding, including any action by or in the right of the Company by reason of the provision of services by him to the Company. Claims or controversies arising under the New Employment Agreements will be resolved through arbitration, and all resulting legal and accounting fees and other expenses will be paid by the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Except for the New Employment Agreements between the Company and Messrs. Davis and Simko, and the payments to directors described under "Director Compensation" above, no related party transactions or transactions with Management exist.

                              CHANGE IN ACCOUNTANTS

         Ernst & Young, LLP (Sunshine's auditors for many years) abruptly resigned on May 27, 1999, immediately before the commencement of an offering intended to raise capital to refinance to representatives of Sunshine indebtedness and finance the 3quity requirement of the Pirquitas Mine. Representatives of Ernst & Young, LLP stated that their resignation was for internal business reasons of the auditing firm and was not due to concerns about the accuracy of Sunshine's financial statements or Management's integrity.

         The reports of Ernst & Young, LLP on Sunshine's financial statements for 1998 and 1997 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles. The reports of Ernst & Young LLP for 1998 and 1997 were not modified as to uncertainty regarding the ability of Sunshine to continue as a going concern. In connection with the audits of the financial statements of Sunshine for each of the two fiscal years ended December 31, 1998 and 1997, and in the subsequent interim periods, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of Ernst & Young, LLP would have caused them to make reference to the matter in their report. On June 11, 1999, Grant Thornton LLP was engaged by Sunshine's Board of Directors as the new independent accountant for Sunshine.

         On May 23, 2000, Sunshine filed its original petition against Ernst & Young, LLP in the case styled Sunshine Mining and Refining Company v. Ernst & Young, LLP, Cause No. CC-00-06081-A, in the County Court at Law No. 1 of Dallas County, Texas. Sunshine's complaint alleges that it has sustained substantial direct and consequential damages in addition to more than $1 million in out-of-pocket costs and expenses associated with the failed offering. These damages arose out of Ernst & Young, LLP's wrongful conduct connected to its cessation of the auditor-client relationship. Sunshine alleges that Ernst & Young, LLP's failure to earlier disclose its planned termination constituted fraud and/or negligent misrepresentation. In addition, it is alleged that the termination itself was an act of negligence, progressional misconduct and breach of contract. Ernst & Young, LLP abrupt resignation at the commencement of Sunshine's offering had the foreseeable effect of alarming the investment community about the integrity of Sunshine's management and of Sunshine's financial information.

                          DESCRIPTION OF CAPITAL STOCK


         Pursuant to the Plan and the Confirmation Order, on the Effective Date, all of the "old common stock" of Sunshine was canceled, retired and eliminated with no consideration paid therefor, and Sunshine was required to issue the "new mining stock," which is shares of Common Stock, par value $0.01 per share. Under an amendment to the Certificate of Incorporation filed with the Secretary of State of Delaware, the authorized capital stock consists of 200,000,000 shares of new Common Stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share, issuable in series. The Board of Directors has the authority to fix or establish by resolution of voting power, dividend rate, liquidation preference and rights and qualifications, limitations or restrictions of any class or series of preferred stock. As of March 16, 2001, no shares of Preferred Stock were issued and outstanding, and no shares of preferred stock have been designated. As of March 16, 2001, there were approximately 50,000,000 shares of Common Stock outstanding. The CUSIP number of the new Common Stock is 867833-60-0.

GENERAL

         The Common Stock has no conversion, redemption, preemptive or subscription rights. The holders of Common Stock are entitled to share, pro rata, in accordance with the number of shares held by them, such dividends as may be declared from time to time, by the Board of Directors out of funds legally available therefor. Any such dividends are payable after all dividends, current and accrued, shall have been paid or declared and set apart for payment on any then outstanding shares of various series of preferred stock to the extent that the Board of Directors shall have directed the dividends on any such preferred stock shall be paid or declared and set apart for payment before payment or setting apart for payment of dividends on the Common Stock. All shares of Common Stock presently issued and outstanding are fully-paid and non-assessable.

RIGHTS ON LIQUIDATION

         Upon liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive out of our assets, after payment of all debts and liabilities, the amounts or preference, if any, for each outstanding share of preferred stock, all of our remaining assets, pro rata, in proportion to the number of the shares of Common Stock held by them.

VOTING RIGHTS

         Each share of Common Stock is entitled to one vote for all purposes in all matters submitted to the stockholders. Cumulative voting in the election of directors is not authorized by the Certificate of Incorporation. Similarly, there are no redemption rights, sinking fund provision or rights of conversion with respect to the Common Stock and the holders of Common Stock do not have any preemptive rights to acquire additional shares of Common Stock. In accordance with Section 1123(a)(6) of the United States Bankruptcy Code, our Amended and Restated Certificate of Incorporation prohibits the issuance of any shares of any non-voting equity securities.

TRANSFER AGENT

         The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company, 59 Maiden Lane, New York, New York 10007.

DESCRIPTION OF PREFERRED STOCK

         The preferred stock may be issued from time to time, in one or more series, and our Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, redemption rights, liquidation preferences, conversion rights, voting rights and sinking fund provisions applicable to each series of preferred stock. If we issue a series of preferred stock in the future that has voting rights or preferences over the new Common Stock with respect to the payment of dividends, and upon our liquidation, dissolution or winding up, the rights of the holders of new Common Stock may be adversely affected. The issuance of shares of preferred stock could be used in an attempt to prevent an acquisition of us. We have no present intention to issue any shares of preferred stock.

THE DELAWARE BUSINESS COMBINATION ACT

         We are also subject to the provisions of Section 203 of the DGCL.
Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the manner described by Section
203. A "business combination" includes mergers, asset sales, and other transactions that financially benefit the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the Company's voting stock. The stockholders holding a majority of the shares of the Company's voting stock may amend the Company's Amended and Restated Certificate of Incorporation or Amended Bylaws to effectively avoid the provisions of this statute. We do not intend to "elect out" of this statute by amending our Amended and Restated Certificate of Incorporation or Amended Bylaws.

                                  LEGAL MATTERS

         Certain legal matters in connection with this offering will be passed upon for us by Richards, Layton & Finger, P.A., Wilmington, Delaware.

                                     EXPERTS

         Our consolidated financial statements as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report herein, and have been so included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's website at http://www.sec.gov.

         We filed a registration statement on Form S-1 to register with the SEC the shares of our common stock to be offered hereby. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

         Our common stock is quoted on the NASDAQ Bulletin Board under the symbol "SSCFQ," and the information that we file with the SEC may also be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, Washington, D.C. 20006.

         Additional information about Sunshine is also available on our website at http://www.sunshinemining.com.

                               GLOSSARY AND INDEX

         Following are a Glossary of Certain Mining Terms used in this Prospectus that may be technical in nature and an Index of Certain Principal defined terms.

ASSAY - To analyze the proportions of metals in ore, to test an ore or mineral for composition, purity, weight, or other properties of commercial interest. The word "assay" also refers to the test or analysis itself.

CONCENTRATE - A product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

DILUTION - An estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.

DRIFT - An underground horizontal passage which provides access to a mineralized area.

DRILL INTERCEPT - The distance from the initial contact by a drill hole of a mineralized zone or vein to the drill hole's exist from that zone or vein.

EXPLORATION - Work involved in searching for ore, usually by drilling or driving a draft.

FAULT - A fracture or a zone of fractures along which there has been displacement of the sides relative to one another parallel to the fracture.

FOOTWALL - The underlying side of a fault, ore body, or mine working; esp. the wall rock beneath an inclined vein or fault.

GRADE - The metal content of ore and drill samples. With precious metals, grade is expressed as troy ounces per ton of rock.

MILL - A processing plant that produces a concentrate of the valuable minerals or metals contained in an ore. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.

MINERALIZED MATERIAL/INVENTORY - A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support reasonable estimate of tonnage and average grade of metal(s). Such a deposit does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries and other material factors conclude legal and economic feasibility.

ORE BODY - An economically recoverable deposit of minerals, the extent and grade of which has been defined through exploration and development work.

ORE RESERVE - That part of a mineral deposit which at the time of the reserve determination could be economically and legally extracted or produced.

PROBABLY RESERVES - Resources for which tonnage and grade are computed primarily from specific measurements, samples or production data, and partly from projection for a reasonable distance on geologic evidence. The sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to permit the mineral bodies to be outlined completely, or the grade established throughout.

PROVEN RESERVES - Resources for which tonnage is computed from dimensions revealed in workings and drill holds and for which the grade is computed from the results of detailed sampling. The sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape and mineral content are all established. The computed tonnage and grade are judged to be accurate, within limits which are stated, and no such limit is judged to be different from the computed tonnage or grade by more than 20%.

STOPE - An opening or workplace in an underground mine excavated for the purpose of extracting ore.

TON - A short ton of 2,000 pounds, dry weight basis.

TONNE - Metric ton, equal to 2,204.62 pounds.

TROY OUNCE - Unit of weight measurement used for all precious metals. The familiar 16-ounce avoirdupois pound equals 14.583 troy ounces.

VEIN - An epigenetic mineral filling of a fault or other fracture in a host rock, in tabular or sheetlike form, often with associated replacement of the host rock; a mineral deposit of this form and origin.

INDEX OF DEFINED TERMS

                                                                     Page
                                                                     ----

Agriculture...........................................................17
Allowed Put Default Claims............................................16
Approved Market.......................................................19
Argentina.............................................................14
Argentina Allowed Stonehill Notes Claims..............................16
Asarco................................................................18
Asarco Settlement.....................................................14
Call Option............................................................2
Change of Control.....................................................42
Commission............................................................39
Company................................................................1
Confirmation Order....................................................14
Creditor Directors....................................................20
CUSIP Number..........................................................16
DC Plan...............................................................41
DOI...................................................................17
DGCL..................................................................39
Effective Date........................................................14
Elliott Group.........................................................14
EPA...................................................................17
ERISA.................................................................41
EuroBonds.............................................................14
Exit Financing Facility...............................................19
Exploration...........................................................14
Forward-Looking Statements............................................25
IBEW..................................................................32
International.........................................................19
Government.............................................................1
Management Director...................................................20
Mandatory Repurchase Price............................................19
Metals................................................................14
Named Executive Officers..............................................39
Net Smelter Returns...................................................17
New Argentina Stock...................................................19
New Common Stock......................................................16
New Consent Decree....................................................17
New Employment Agreements.............................................42
New Mining Stock.......................................................1
NRD Actions...........................................................17
NYSE..................................................................13
Old Common Stock.......................................................1
Our....................................................................1
Pension Plan..........................................................42
Petition Date.........................................................14
Plan..................................................................14
Proceeding............................................................14
Put Notice............................................................19
Registration Rights Agreement.........................................18
Reorganization Cases..................................................14
Reorganized Board of Directors........................................20
Reorganized Debtors...................................................20
Savings Plan..........................................................41
SSCF..................................................................13
SSMR..................................................................13
Sunshine...............................................................1
Stonehill Group.......................................................14
Stonehill Notes.......................................................14
Tribe..................................................................1
Underwriters...........................................................2
Unions................................................................32
USWA..................................................................32
Us.....................................................................1
We.....................................................................1

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Certified Public Accountants.....................................................     F-2

Consolidated Balance Sheets as of December 31, 2000 and 1999...........................................     F-3

Consolidated Statements of Operations for the years ended December 31, 2000, 1999 and 1998.............     F-4

Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2000, 1999       F-5
and 1998...............................................................................................

Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998.............     F-6

Notes to Consolidated Financial Statements.............................................................     F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
Sunshine Mining and Refining Company

We have audited the accompanying consolidated balance sheets of Sunshine Mining and Refining Company as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunshine Mining and Refining Company as of December 31, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company incurred a net loss of $20,890,000 and used $4,932,000 of cash in operating activities in the year ended December 31, 2000. As discussed in Note 4 to the consolidated financial statements, the Company closed the Sunshine Mine in February 2001 and will have no revenues from operations for the foreseeable future. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the consolidated financial statements, the Company and three of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court of the District of Delaware on August 23, 2000. The Company emerged from bankruptcy on February 5, 2001.


GRANT THORNTON LLP

Dallas, Texas
February 22, 2001

                      Sunshine Mining and Refining Company

                           Consolidated Balance Sheets
                    (in thousands, except per share amounts)


                                                                        DECEMBER 31
                                                                   2000              1999
                                                               ------------      ------------
ASSETS
Current assets:
   Cash and cash investments                                   $        291      $        628
   Silver bullion                                                        10             4,117
   Accounts receivable                                                1,626             2,677
   Inventories                                                        1,500             2,826
   Equipment held for sale                                            1,006                --
   Other current assets                                                 731               787
                                                               ------------      ------------
Total current assets                                                  5,164            11,035

Property, plant, and equipment, at cost                              40,933            60,720
Less accumulated depreciation, depletion, and amortization          (26,262)          (37,623)
                                                               ------------      ------------
                                                                     14,671            23,097
Investments and other assets                                          2,757             2,888
                                                               ------------      ------------
Total assets                                                   $     22,592      $     37,020
                                                               ============      ============

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
   Accounts payable                                            $        697      $      1,634
   Accrued expenses                                                   1,643             3,562
   Current portion, long term debt                                       --             5,000
                                                               ------------      ------------
Total current liabilities                                             2,340            10,196

Long term debt                                                        1,530            38,238
Accrued pension and other postretirement benefits                     5,230             4,445
Other long-term liabilities and deferred credits                        779             2,861
Liabilities subject to compromise                                    48,991                --

Stockholders' deficit:
   Common stock, $0.01 par value:
     Authorized shares - 75,000
     Issued shares - 49,264 in 2000; 39,252 in 1999                     493               393
   Paid-in capital                                                  729,956           725,840
   Accumulated other comprehensive loss                                (884)               --
   Accumulated deficit                                             (764,733)         (743,843)
                                                               ------------      ------------
                                                                    (35,168)          (17,610)
Less treasury stock: 579 shares in 2000 and 1999, at cost            (1,110)           (1,110)
                                                               ------------      ------------
                                                                    (36,278)          (18,720)
                                                               ------------      ------------
Total liabilities and stockholders' deficit                    $     22,592      $     37,020
                                                               ============      ============


See accompanying notes.

                      Sunshine Mining and Refining Company

                      Consolidated Statements of Operations
                    (In thousands, except per share amounts)


                                                            YEAR ENDED DECEMBER 31
                                                     2000             1999               1998
                                                 ------------      ------------      ------------

Operating revenues                               $     23,094      $     32,332      $     34,668
Mark to market gain (loss)                               (167)              359            (2,588)
                                                 ------------      ------------      ------------
                                                       22,927            32,691            32,080
Costs and expenses:
   Cost of revenues                                   (22,570)          (27,673)          (28,365)
   Depreciation, depletion, and amortization           (1,198)           (1,328)           (4,944)
   Impairment of mining properties                     (7,245)               --           (50,425)
   Exploration                                         (2,373)           (2,015)           (4,512)
   Selling, general, and administrative
     expense                                           (3,450)           (4,800)           (5,016)
                                                 ------------      ------------      ------------
                                                      (36,836)          (35,816)          (93,262)
Other income (expense):
   Interest income                                         85               198               567
   Interest and debt expense                           (5,294)           (8,213)           (6,979)
   Other, net                                             193               297             2,749
                                                 ------------      ------------      ------------
                                                       (5,016)           (7,718)           (3,663)
                                                 ------------      ------------      ------------

Loss before reorganization items                      (18,925)          (10,843)          (64,845)

Reorganization items - professional fees               (1,965)               --                --
                                                 ------------      ------------      ------------

Net loss                                         $    (20,890)     $    (10,843)     $    (64,845)
                                                 ============      ============      ============


Basic and diluted loss per
 common share                                    $      (0.48)     $      (0.31)     $      (2.02)
                                                 ============      ============      ============



See accompanying notes.

                      Sunshine Mining and Refining Company

            Consolidated Statements of Stockholders' Equity (Deficit)



                                                                COMMON STOCK                         ACCUMULATED
                                                        -------------------------      PAID-IN       OTHER COMPRE-   ACCUMULATED
                                                          SHARES         AMOUNT        CAPITAL       HENSIVE LOSS      DEFICIT
                                                        ----------     ----------     ----------     --------------   ----------
                                                                                    (In Thousands)
Balance at December 31, 1997                                32,477     $      325     $  713,465      $       --      $ (668,155)
Net loss                                                        --             --             --              --         (64,845)
Issuance of common stock upon conversion of
    Eurobonds                                                  191              2          1,317              --              --
Issuance of common stock for interest on 10% Notes             134              1            749              --              --
Issuance of common stock upon exercise of stock
 options and warrants                                          194              2            783              --              --
   Other, net                                                   --             --             --              --              --
                                                        ----------     ----------     ----------      ----------      ----------
Balance at December 31, 1998                                32,996     $      330     $  716,314      $       --      $ (733,000)
Net loss                                                        --             --             --              --         (10,843)
Issuance of common stock upon conversion of:
    Eurobonds                                                  337              3          1,178              --              --
    5% Notes                                                 3,451             35          5,632              --              --
    10% Notes                                                   37             --            129              --              --
Beneficial conversion feature on 5% Notes                       --             --            962              --              --
Issuance of common stock for interest on: Eurobonds          1,587             16            (16)             --              --
    5% Notes                                                   112              1            150              --              --
    10% Notes                                                  730              8          1,486              --              --
Other, net                                                       2             --              5              --              --
                                                        ----------     ----------     ----------      ----------      ----------
Balance at December 31, 1999                                39,252     $      393     $  725,840      $       --      $ (743,843)
Comprehensive loss:
    Net loss                                                    --             --             --              --         (20,890)
    Minimum pension liability adjustment                        --             --             --            (884)             --
                                                        ----------     ----------     ----------      ----------      ----------
Total comprehensive loss                                        --             --             --            (884)        (20,890)
Issuance of common stock upon exercise of warrants           5,611             56            (52)             --              --
Issuance of common stock:
    Conversion of Eurobonds                                    756              8          1,023              --              --
    Conversion of 10% Notes                                  1,937             19          1,288              --              --
    Interest payment on 10% Notes                              698              7            617              --              --
    Mandatory prepayment on 10%  Notes                       1,010             10          1,240              --              --
                                                        ----------     ----------     ----------      ----------      ----------
Balance at December 31, 2000                                49,264     $      493     $  729,956      $     (884)     $ (764,733)
                                                        ==========     ==========     ==========      ==========      ==========



                                                                        TREASURY STOCK
                                                           ------------------------------------------
                                                            SHARES           AMOUNT           TOTAL
                                                           ----------      ----------      ----------
                                                                         (In Thousands)

Balance at December 31, 1997                                      573      $   (1,139)     $   44,496
Net loss                                                           --              --         (64,845)
Issuance of common stock upon conversion of
    Eurobonds                                                      --              --           1,319
Issuance of common stock for interest on 10% Notes                 --              --             750
Issuance of common stock upon exercise of stock
 options and warrants                                              --              --             785
   Other, net                                                      (3)             29              29
                                                           ----------      ----------      ----------
Balance at December 31, 1998                                      570      $   (1,110)     $  (17,466)
Net loss                                                           --              --         (10,843)
Issuance of common stock upon conversion of:
    Eurobonds                                                      --              --           1,181
    5% Notes                                                       --              --           5,667
    10% Notes                                                      --              --             129
Beneficial conversion feature on 5% Notes                          --              --             962
Issuance of common stock for interest on: Eurobonds                --              --              --
    5% Notes                                                       --              --             151
    10% Notes                                                      --              --           1,494
Other, net                                                          9               0               5
                                                           ----------      ----------      ----------
Balance at December 31, 1999                                      579      $   (1,110)     $  (18,720)
Comprehensive loss:
    Net loss                                                       --              --         (20,890)
    Minimum pension liability adjustment                           --              --            (884)
                                                           ----------      ----------      ----------
Total comprehensive loss                                           --              --         (21,774)
Issuance of common stock upon exercise of warrants                 --              --               4
Issuance of common stock:
    Conversion of Eurobonds                                        --              --           1,031
    Conversion of 10% Notes                                        --              --           1,307
    Interest payment on 10% Notes                                  --              --             624
    Mandatory prepayment on 10% Notes                              --              --           1,250
                                                           ----------      ----------      ----------
Balance at December 31, 2000                                      579      $   (1,110)     $  (36,278)
                                                           ==========      ==========      ==========



See accompanying notes.

                      Sunshine Mining and Refining Company

                      Consolidated Statements of Cash Flows


                                                                                 YEAR ENDED DECEMBER 31
                                                                       2000              1999             1998
                                                                   ------------      ------------      ------------
                                                                                    (In Thousands)
OPERATING ACTIVITIES
Net loss                                                           $    (20,890)     $    (10,843)     $    (64,845)
Adjustments to reconcile net loss to net cash
   used in operating activities:
     Depreciation, depletion, and amortization                            1,198             1,328             4,944
     Impairment of mining properties                                      7,245                --            50,425
     Amortization of debt issuance costs and accretion of debt
       discount                                                             730             3,806             2,480
     Gains on sales of investments and other                               (345)           (1,138)           (2,795)
     Interest on Eurobonds and 10% Notes paid or payable in
       common stock                                                       2,881             1,645               750
     Net (increase) decrease in:
       Silver bullion                                                       171              (430)            1,097
       Accounts receivable                                                1,051               124                --
       Inventories                                                        1,326             1,410              (609)
       Other assets                                                         421               547              (947)
     Net increase (decrease) in:
       Accounts payable and accrued expenses                              3,795              (585)              855
       Accrued pension and other
         postretirement benefits                                           (433)           (1,053)             (174)
       Other liabilities and deferred credits                            (2,082)             (623)             (720)
                                                                   ------------      ------------      ------------
Net cash used in operating activities                                    (4,932)           (5,812)           (9,539)
                                                                   ------------      ------------      ------------

INVESTING ACTIVITIES
Additions to property, plant, and equipment                              (1,646)           (4,183)          (10,318)
Other, principally sale of silver bullion                                 4,861             3,411             4,506
                                                                   ------------      ------------      ------------
Net cash provided by (used in) investing activities                       3,215              (772)           (5,812)
                                                                   ------------      ------------      ------------

FINANCING ACTIVITIES
Proceeds from issuance of long term debt,
   net of issuance costs                                                  1,380             5,827                (7)
Proceeds from issuance of common stock upon exercise of
   warrants and other transactions                                           --               (27)              785
                                                                   ------------      ------------      ------------
Net cash provided by financing activities                                 1,380             5,800               778
                                                                   ------------      ------------      ------------

Decrease in cash and cash investments                                      (337)             (784)          (14,573)
Cash and cash investments at beginning of year                              628             1,412            15,985
                                                                   ------------      ------------      ------------

Cash and cash investments at end of year                           $        291      $        628      $      1,412
                                                                   ============      ============      ============


Supplemental cash flow information:
Interest paid in cash                                              $        265      $      2,526      $      3,367
                                                                   ============      ============      ============

See accompanying notes.

                      Sunshine Mining and Refining Company

                   Notes to Consolidated Financial Statements





1.  VOLUNTARY FILING UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE

Sunshine's business and profitability have been negatively affected by an extremely lengthy period of low silver prices. Since 1988, the price of silver has averaged less than $5.00 per ounce compared to an average price of approximately $9.50 per ounce over the prior 10 years. Given the depressed price of silver compared to the Company's cash production costs, the Company's operations have generated a negative cash flow for several years.

On August 23, 2000 (the "Petition Date") Sunshine Mining and Refining Company ("Sunshine" or the "Company") and three of its subsidiaries (the "Debtor Subsidiaries" and together with the Company, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the District of Delaware (Case No. 00-3409
(MFW)). Under Chapter 11, certain claims against the Debtors in existence prior to the filing of the petitions for relief under the federal bankruptcy laws are stayed while the Debtors continue business operations as Debtors-in-possession. These claims are reflected in the December 31, 2000 balance sheet as "liabilities subject to compromise." Claims secured by the Debtors' assets ("secured claims") also are stayed, although the holders of such claims have the right to move the court for relief from the stay.

The Debtors received approval from the Bankruptcy Court to pay or otherwise honor certain of its prepetition obligations, including employee wages and retirement benefits and certain prepetition claims of certain critical suppliers of goods and services.

The Third Amended and Restated Joint Chapter 11 Plan of Reorganization as modified December 5, 2000 (the "Plan") was confirmed on December 5, 2000 (the "Confirmation Order"). Under the terms of the Confirmation Order, certain conditions precedent existed to the effectiveness of the Plan set forth in the Plan and the Confirmation Order. The effective date of the Plan was February 5, 2001 (the "Effective Date"). (See Note 2 for discussion of the Plan.)

To fund continuing operations, the Company procured a $5 million
Debtor-in-possession credit facility (the "DIP Facility"). (See Note 9.)

2. PLAN OF REORGANIZATION

The Plan, cosponsored by four of the Company's major bondholders holding more than 70% of the Company's outstanding indebtedness (the "Cosponsoring Bondholders"), became effective on February 5, 2001 and provided that:

o The "old common stock" of Sunshine was canceled (as were all existing issues of warrants and options). Common stockholders with 100 or more shares of common stock as of the Effective Date received a pro rata distribution of approximately 3.4% of the "new common stock." Of the total new shares of stock outstanding (50 million shares) existing common stock holders received approximately 1.7 million shares.

o All of the Company's pre-bankruptcy funded debt and certain other liabilities (totaling approximately $49 million) was canceled and converted to equity.

o Approximately 90% of the new common stock is held by affiliates of Elliott Associates, L.P. and Stonehill Capital Management LLC (the "Principal Shareholders"). They have appointed four members to the Company's five-member Board of Directors. In addition, the Principal Shareholders have a Call Option which allows them, upon the occurrence of certain adverse events, to acquire Sunshine Argentina, the owner of the Pirquitas Mine in Argentina, the Company's principal asset.

o The Confirmation Order required that, prior to the Effective Date, the Company obtain approval of a new consent decree from the Idaho District Court releasing the Company from a 1994 Consent Decree which obligated it to remediate certain property in the Bunker Hill Superfund Site. The new Consent Decree was entered on January 22, 2001. The Confirmation Order also required the incorporation of the agreement reached with certain agencies of the United States and the Coeur d'Alene Indian Tribe regarding certain covenants not to sue the Company for potentially significant environmental claims. In consideration for the releases and agreement not to sue, the Company agreed to issue the plaintiffs ten-year warrants to acquire up to
     4.975 million shares of the Company's New Common stock at an exercise price of $.66 per share; to deed to the plaintiffs certain timberland it owns in North Idaho; to pay a sliding scale royalty commencing at silver prices in excess of $6.00 per ounce on production from the Sunshine Mine; and to perform certain test work and remediation at the Con Sil mine site. (See
     Note 14.)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND STATEMENT PRESENTATION

Sunshine Mining and Refining Company (Sunshine or the Company) is a holding company whose principal subsidiaries are Sunshine Precious Metals, Inc. (SPMI) and Sunshine Argentina, Inc. and Sunshine Exploration, Inc. (SEI). SPMI mines, refines and markets concentrates containing silver and certain by-product metals to commercial customers. SPMI's principal operating property is the Sunshine Mine, located near Kellogg, Idaho. The Sunshine Mine accounted for all of the Company's operating revenues during 2000, 1999 and 1998. As a result, the Company has only one operating segment. SEI and SPMI are also engaged in exploration in other parts of the United States. Sunshine Argentina, Inc. owns the Pirquitas Mine, which is currently in the development stage. (See Note 15.) The consolidated financial statements include the accounts of Sunshine and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The financial statements for the year ended December 31, 2000 reflect accounting principles and practices set forth in AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under The Bankruptcy Code" ("SOP 90-7"). Pursuant to the guidance of SOP 90-7, the Company will adopt "fresh start" reporting as of February 5, 2001. Under "fresh start" reporting, the reorganization value of the entity is allocated to the entity's assets. As a result of adopting "fresh start" reporting upon emerging from Chapter 11 status, the Company's financial statements will not be comparable with those prepared before the Plan was effective, including the historical financial statements included in this annual report.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Certain previously reported amounts have been reclassified to conform to the 2000 presentation.

CASH AND CASH INVESTMENTS

Cash and cash investments include certificates of deposit and other highly liquid investments with maturities of three months or less when purchased.

INVENTORIES AND SILVER BULLION

Investment silver bullion is stated at estimated net realizable prices. Adjustments to the carrying value of investment silver bullion is included in revenues. Precious metals inventories, materials and supplies are carried at the lower of cost (principally average cost) or market.

EQUIPMENT HELD FOR SALE

Management reviewed all the equipment and property located at the Sunshine Mine in Kellogg, Idaho and determined what equipment could be sold after the mine was placed on care and maintenance in February 2001. After an evaluation of the equipment that would be held for sale, the Company determined that the fair value of the equipment held for sale was approximately $1 million. (See Note 6.)

CONCENTRATION OF CREDIT RISK

During 2000, the Company marketed its concentrates to a commercial smelter in the United States. Ninety percent of the estimated sales proceeds are due by the 15th of the month following shipment of the concentrates. Final payments are received by the 10th business day of the fourth month following shipment. The Company did not require collateral. Management periodically performs reviews as to the creditworthiness of its customer(s). The Company has not sustained any significant credit losses on sales of its products. In February 2001, the Company was notified by the smelter that they were temporarily closing their operations and would no longer accept deliveries.

SILVER FINANCIAL INSTRUMENTS

The Company sold covered call options on silver bullion held for investment during 1999 and 1998. The strike price of these agreements exceeded current market prices at the time they were entered into. Option premiums received were deferred. If the applicable market price exceeded the strike price and option premium, the differential was accrued and recognized as a reduction of revenues. Any remaining deferred option premiums were recognized as a component of revenues at the end of the option period. No covered call options were sold during 2000 and $34 thousand of option premiums were recognized as income during 2000.

The fair values of the sold call options are not included in the financial statements.

REVENUE RECOGNITION

Sales of refined metals and concentrates are recognized as revenue at the time of shipment to the customer.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are recorded at cost. Depreciation on buildings, leasehold improvements, and equipment is provided by straight-line or declining-balance methods at rates based on the estimated lives of the respective assets. The principal lives range from 12 to 30 years for buildings and from 3 to 10 years for equipment (See Note 6).

Depletion of precious metal mineral interests is computed using the unit-of-production method based on estimated ore reserves. Mine exploration costs are charged to expense as incurred. Costs of major mine improvements, including interest, are capitalized and amortized in relation to the production of estimated ore reserves.

Whenever circumstances or events indicate, and at least annually, the Company evaluates its mining properties for impairment, based on undiscounted expected future cash flows. Such estimates are based on assumptions as to future silver prices, mining costs, recoverable mineral reserves, and estimates of future reserve potential which management believes are reasonable, based on historical silver prices and production. If the sum of such cash flows is less than the carrying amount of the asset, the Company records an impairment loss measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

MINERAL EXPLORATION AND MINE DEVELOPMENT

Exploration costs and development costs for projects not yet determined by management to be commercially feasible are charged to expense as incurred. Expenditures for new mine development are capitalized when the properties are determined to have development potential but are not yet producing. Development costs incurred to access reserves on existing producing mines are expensed as incurred.

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes, whereby, a deferred tax asset or liability is recognized for estimated future tax effects attributable to temporary differences and carryforwards. The measurement of deferred income tax assets is adjusted by a valuation allowance, if necessary, to recognize a future tax benefit only to the extent, based on available evidence, it is more likely than not it will be realized. The effect on deferred taxes of a change in income tax rates is recognized in the period that includes the enactment date.

ENVIRONMENTAL EXPENDITURES

Environmental expenditures that relate to current operations are either expensed or capitalized depending on the nature of the expenditure.

Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals will coincide with completion of a feasibility study or the Company's commitment to a formal plan of action.

4.  LIQUIDITY MATTERS AND REALIZATION OF ASSETS

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplate continuation of the Company as a going concern. However, the Company has sustained substantial losses from operations in recent years. In addition, the Company has used, rather than provided, cash in its operations. These financial results are primarily attributable to depressed silver prices and lower by-product prices, resulting in margins insufficient to cover the Company's fixed expenses.

In February 2001, the Company placed the Sunshine Mine on care and maintenance status after being notified that the smelter to which the Sunshine Mine shipped its concentrates was temporarily closing their operations and would no longer accept any deliveries. As a result of the closure of the Sunshine Mine, the Company will have no revenues from operations for the foreseeable future.

Recoverability of a major portion of the recorded asset amounts shown in the accompanying consolidated balance sheets is dependent upon continued operations of the Company. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Management has taken the following steps to revise its operating and financial requirements, which it believes will enhance the Company's ability to continue in existence:

o On February 5, 2001, the Company emerged from Chapter 11 Bankruptcy. Pursuant to the terms of the Plan, all of the claims of the Eurobonds, the 10% Notes, the 9% Notes and certain other unsecured creditors was eliminated in exchange for approximately 96.6% of the 50 million shares of new Common Stock.

o During the bankruptcy reorganization, the Company was released as a defendant in certain environmental litigation and settled certain environmental liabilities associated with a 1994 Consent Decree at the Bunker Hill Superfund Site. (See Note 14.)

o The Company is currently reviewing its strategic options, which may include a sale of some or all of its assets, a merger or a joint venture for the development of Pirquitas.

5. INVENTORIES, SILVER BULLION, AND SILVER CALL OPTIONS

Inventories consist of the following at December 31:


                                         2000         1999
                                       --------     --------
                                           (In Thousands)
Precious metals inventories:
   Work in process                     $    187     $  1,376
   Finished goods                            28          107
Materials and supplies inventories        1,285        1,343
                                       --------     --------
                                       $  1,500     $  2,826
                                       ========     ========

The Company held as an investment, $4.1 million of silver bullion, in excess of normal operating requirements at December 31, 1999, which was sold during 2000.

The Company sold covered call options on silver bullion held for investment. Total premiums earned from the sale of covered calls aggregated $34,000, $246,500 and $316,250 in 2000, 1999 and 1998, respectively. At December 31,
2000, no sold covered call options were outstanding. At December 31, 1999, the Company had covered call options outstanding for 300,000 ounces of silver with strike prices ranging from $5.25 to $5.35 and expiration dates of January 27, 2000 (100,000 ounces), February 25, 2000 (100,000 ounces) and March 28, 2000
(100,000 ounces). The fair value of the sold calls at December 31, 1999 approximates the $34,000 of premiums received when they were sold. At December 31, 1998, no sold covered call options were outstanding.

6. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consists of the following at December 31:


                                                                                        2000           1999
                                                                                     ----------     ----------
                                                                                            (In Thousands)

        Precious metals mineral interests                                            $    2,207     $    8,151
        Mine improvements                                                                13,398         12,495
        Buildings, leasehold improvements, and equipment                                 24,948         39,295
        Land                                                                                380            779
                                                                                     ----------     ----------
                                                                                         40,933         60,720
        Less accumulated depreciation, depletion, and
          amortization                                                                   26,262         37,623
                                                                                     ----------     ----------
                                                                                     $   14,671     $   23,097
                                                                                     ==========     ==========

As a result of the Sunshine Mine being placed on care and maintenance status, an extensive review of all the equipment and property at the Sunshine Mine was made by mine management to determine their respective fair values. This review resulted in an impairment charge of $7.2 million in the fourth quarter of 2000. The Company intends to sell certain of the assets at the Sunshine Mine and has classified them as "Assets held for sale" at their estimated selling price of $1 million.

7. ACCRUED EXPENSES

Accrued expenses consist of the following at December 31:


                                            2000         1999
                                          --------     --------
                                             (In Thousands)

Compensation, vacation, and severance     $    772     $  1,119
Interest                                        28        1,027
Taxes, other than income taxes                  --          298
Reorganization fees and expenses               500           --
Environmental remediation                       --          700
Insurance premiums                              42          270
Other                                          301          148
                                          --------     --------
                                          $  1,643     $  3,562
                                          ========     ========

8. LIABILITIES SUBJECT TO COMPROMISE

Liabilities subject to compromise on the accompanying December 31, 2000 balance sheet consist of the following (in thousands):


         Principal balance of 8% Senior Exchangeable Notes (the "Eurobonds")                        $25,975
         Interest due on Eurobonds                                                                    1,951
         Principal balance of 10% Senior Convertible Notes (the 10% Notes)                           12,313
         Interest due on 10% Notes                                                                    2,583
         Principal balance of 9% Convertible Subordinated Debentures
          (the "Debentures")                                                                          1,515
         Interest due on Debentures                                                                      82
         Principal and interest due on 5% Convertible Notes (the "5% Notes")                            345
         Deferred financing costs of 10% Notes                                                          (92)
         Liabilities for unsecured nonpriority claims and provisions for
          environmental liability                                                                     4,319
                                                                                                    -------
         Liabilities subject to compromise                                                          $48,991
                                                                                                    =======

As discussed in Note 2, these liabilities were canceled and converted to equity pursuant to the Plan as of the Effective Date.

The amounts above may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to potential contingent and/or disputed claims or other events.

As a result of the Chapter 11 filing, the Debtors discontinued accruing interest as of the Petition Date on the liabilities subject to compromise. Contractual interest on these liabilities totaled approximately $5.8 million for 2000, which is approximately $1.6 million in excess of amounts expensed in the accompanying financial statements. The contractual interest on the 10% Notes includes approximately $1.4 million of additional interest that became due on March 21, 2000 and an 18% default interest rate from that date.

9. LONG-TERM DEBT

Long-term debt consists of the following at December 31:


                                                    2000             1999
                                                ------------     ------------
                                                       (In Thousands)

Debtor in Possession Financing                  $      1,530     $         --
Eurobonds                                             25,975           26,518
10% Notes                                             12,313           14,871
Debentures                                             1,515            1,515
Other                                                    345              334
                                                ------------     ------------
                                                      41,678           43,238
Less:  Current portion                                    --            5,000
       Liabilities subject to compromise              40,148               --
                                                ------------     ------------
                                                $      1,530     $     38,238
                                                ============     ============

Defaults Upon Senior Securities

The Chapter 11 filing constituted a default under the terms of the Eurobonds, the 10% Notes and the Debentures. Pursuant to the terms of the Plan all of the claims of the Eurobonds, the 10% Notes, the Debentures, and certain other unsecured creditors were eliminated in exchange for approximately 96.6% of the Company's new Common Stock as of the Effective Date.

For a discussion of the Company's financial reorganization plans, see Notes 1, 2 and 4 to the Financial Statements.

Debtor in Possession Financing/Exit Financing Facility

The Company obtained a $5 million post-petition debtor-in-possession financing facility (the "DIP Facility") with affiliates of the Cosponsoring Bondholders. Sunshine Argentina, Inc., a wholly-owned subsidiary, is the borrower under the DIP Facility. The base rate of interest under the DIP Facility is 15% per annum with a $150 thousand commitment fee which was expensed in the accompanying financials. Borrowings under the DIP Facility are secured by substantially all of the Company's assets. After the Plan became effective on February 5, 2001, the outstanding balance under the DIP facility of approximately $2.7 million was rolled into an Exit Financing Facility with the same lenders with repayment due within eighteen months. The Exit Financing Facility has a maximum commitment of $5 million, an interest rate of 15% and a commitment fee of $150 thousand.

Eurobonds

In March 1996, SPMI issued $30 million aggregate principal amount of the Eurobonds. The Eurobonds bore interest at 8% per annum and were initially scheduled to mature March 21, 2000. In 2000, 1999 and 1998, a total of $4.0 million of the Eurobonds were exchanged and canceled for approximately 1.3 million shares of common stock.

In March 1999, the Company issued 1.6 million shares to holders of the Eurobonds. Such shares were issuable in settlement of the additional amount to be paid if the Company's stock did not trade at a price 33% above the conversion price of the Eurobonds for a period of 45 consecutive trading days. Debt issuance costs were amortized over the life of the Eurobonds. Unamortized debt issuance costs of $92 thousand is included in "Investments and other assets" at December 31, 1999.

10% Notes

In November 1997, the Company completed a private placement of the 10% Notes totaling $15 million aggregate principal amount due November 24, 2002. Beginning in February 2000 and quarterly thereafter, $1.25 million principal amount was required to be redeemed by the Company. Principal and interest were payable either in cash or common stock of Sunshine at the Company's option. In February 2000, $1.25 million of the 10% Notes were prepaid and retired by the issuance of approximately 1 million shares of common stock.

During 1999 and 2000, approximately $1.4 million of the 10% Notes were converted and canceled for approximately 2.0 million shares of common stock.

In March 2000, the Company issued approximately 700 thousand shares of Common Stock to the holder of the 10% Notes as partial payment of the quarterly interest due. Pursuant to the terms of the Notes, a $1.4 million additional interest payment was due because the Eurobonds were not converted into Common Stock nor refinanced with junior debt prior to March 21, 2000. This was not paid. Approximately 134 thousand and 730 thousand shares of common stock were issued for interest payments in 1998 and 1999, respectively.

In connection with the issuance of the 10% notes, the purchaser was issued 188 thousand warrants to purchase common stock of Sunshine at 110% of the conversion price of the 10% Notes. The exercise price of these warrants was reduced to $3.92 in December 1998, at which time all 188 thousand warrants were exercised.

Debentures

The Debentures were due July 15, 2008 and were convertible at any time prior to maturity or redemption into shares of Common Stock of the Company at a conversion price of $13.28 per share, subject to adjustment. The Debentures were unsecured and subordinated in right of payment to senior indebtedness (as defined).

5% Notes

In January 1999, the Company completed a private placement of 5% Notes due January 28, 2001 totaling $6 million. The beneficial conversion feature resulted in a debt discount of $962 thousand, which was amortized over the five months ended June 1999. During 1999, the notes were converted into 3.6 million shares of common stock, the maximum number of shares that could be issued under the terms of the 5% Notes.

10. INCOME TAXES

The Company has incurred losses during each of the three years in the period ended December 31, 2000, and no tax benefit was recorded because of the uncertainty of realization of the net deferred tax asset.

The computation of the net deferred tax asset at December 31 is as follows:


                                                            2000             1999
                                                        ------------     ------------
                                                                (In Thousands)
Deferred tax assets:
  Property, plant, and equipment                        $     11,041     $      9,031
  Accrued pension and other postretirement benefits
                                                               1,482            1,556
  Net operating loss carryforward                             87,500           99,750
                                                        ------------     ------------
                                                             100,023          110,377
Less valuation allowance                                     100,023         (110,377)
                                                        ------------     ------------
                                                        $         --     $         --
                                                        ============     ============

At December 31, 2000, the Company had net operating loss carryforwards ("NOL's) for federal income tax purposes of approximately $250 million. The loss carryforwards expire principally in the years 2001 through 2020. As a result of the bankruptcy, the Company's
NOL's will be reduced by any cancellation of indebtedness income and all interest paid or accrued in the last three years on debt that was cancelled pursuant to the Plan. This will still leave the Company with more than $200 million of NOL's.

The Company has two options regarding its NOL's after the effective date of the Plan. The first option is to take the bankruptcy exception so that there would be no limitations on future utilization of NOL's as a result of the ownership change pursuant to the Plan. However, if there is a 50% change in ownership within the next 2 years, the NOL's will be extinguished. Alternatively, the Company may elect to recognize the ownership change pursuant to the Plan which would limit the future utilization of the NOL's to an annual amount equal to approximately 5.5% of the Company's market capitalization on February 5, 2001. The Company is reviewing these alternatives and has not determined which option will be chosen.

11. STOCKHOLDER'S EQUITY (DEFICIT)

Pursuant to the terms of the Plan, effective as of February 5, 2001, all outstanding shares of stock, warrants and options were canceled and 50 million shares of new Common Stock were issued.

In August 2000, the Company issued 8.3 million warrants to purchase common stock of the Company to the holders of its 8% Senior Exchangeable Notes and its 10% Senior Convertible Notes for extensions of maturity and for agreements to exchange debt for equity in the reorganization. The warrants represented the right to acquire one new share of the Company's common stock at its par value, and had a cashless exercise feature. Prior to their cancellation, 6.1 million warrants were exercised primarily pursuant to the cashless exercise feature.

Effective August 6, 1999, the Company effected a one-for-eight reverse stock split of its Common Stock. All historical share and per share amounts reported in this filing have been adjusted to reflect the reverse stock split.

The Company had authorized 20.0 million shares of preferred stock, of which no shares were issued and outstanding at December 31, 2000 or 1999.

The Company had two stock option plans under which options had been granted to members of management. The stock option plans covered a total of 1.6 million shares with 907 thousand options available for grant at December 31, 2000. The option price could not be less than the market price of the common stock on the date granted. Payment of the exercise price may be made in cash or by delivery of shares of common stock, having a market value equal to the exercise price. No stock options were granted in 2000. Pursuant to the Plan, as of February 5, 2001, all outstanding stock options and the two stock option plans were canceled.

The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999 and 1998, respectively: risk-free interest rates of 6.42% and 4.47%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of .617 and .572; and a weighted-average expected life of the option of three years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information) for the year ended December 31:



                                                                  2000         1999           1998
                                                                --------     --------       ---------
        Pro forma net loss applicable to common shares          $(20,890)    $(10,854)      $ (64,929)
        Pro forma basic and diluted loss per share              $  (0.48)    $  (0.31)      $   (2.02)

A summary of the Company's stock option activity and related information for the years ended December 31 follows:


                                      2000                               1999                           1998
                                -------------------------      --------------------------     --------------------------
                                                WEIGHTED-                      WEIGHTED-                      WEIGHTED-
                                                 AVERAGE                        AVERAGE                        AVERAGE
                                 OPTIONS         EXERCISE       OPTIONS         EXERCISE        OPTIONS        EXERCISE
                                  (000)           PRICE          (000)           PRICE           (000)          PRICE
                                ----------      ----------     ----------      ----------     ----------      ----------
Outstanding,
  beginning of year                    621      $    11.40            605      $    11.68            607      $    11.92
Granted                                 --              --             18            1.50             19            5.04
Exercised                               --              --             --              --             (6)           7.28
Forfeited                              (38)          11.92             (2)          12.00            (15)          12.08
                                ----------      ----------     ----------      ----------     ----------      ----------
Outstanding,
  end of year                          583      $    11.00            621      $    11.40            605      $    11.68
                                ==========      ==========     ==========      ==========     ==========      ==========

Exercisable at end of year             583      $    11.00            621      $    11.40            605      $    11.68
Weighted-average fair value
  of options granted during
  the year                                              --                     $     0.65                     $     2.08

Exercise prices for options outstanding as of December 31, 2000, ranged from $1.50 to $23.00.

12. LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:


                                                                   2000            1999           1998
                                                                 ---------       --------       ---------
                                                                          (In thousands, except
                                                                            per share amounts)
Numerator:
   Numerator for basic loss per share -loss available to
     common shareholders                                         $ (20,890)      $(10,843)      $ (64,845)

Denominator:
   Denominator for basic and diluted loss per share -
     weighted-average shares                                        43,898         34,682          32,109

Basic and diluted loss per share                                 $   (0.48)      $  (0.31)      $   (2.02)

All stock options and warrants were excluded from the calculation of diluted loss per share because including them would have been antidilutive.

13. EMPLOYEE BENEFIT PLANS

The pension plan for hourly employees covered by a collective bargaining agreement (the Negotiated Plan) is a trusteed defined benefit plan. Benefits under the plan are based on years of service and include provisions that would apply in the event of a permanent shutdown of the Sunshine Mine for present employees who were also covered by a predecessor plan terminated in 1986. The Company's trusteed defined benefit pension plan for employees not covered by a collective bargaining agreement was amended to freeze all participant's benefits as of December 31, 1993.

The following table sets forth the funded status of the Company's trusteed defined benefit plans and the related amounts included in accrued pension and other postretirement benefits at December 31 (in thousands):


                                                               COMBINED
                                                      --------------------------
                                                         2000            1999
                                                      ----------      ----------
Change in benefit obligation:
   Benefit obligation at beginning of year            $    6,115      $    6,104
   Service cost                                              246             238
   Interest cost                                             477             417
   Actuarial (gains) losses                                  864            (349)
   Benefit payments                                         (650)           (295)
                                                      ----------      ----------
Benefit obligation at end of year                          7,052           6,115

Change in plan assets:
   Fair value of plan assets at beginning of year          6,883           5,842
   Actual return on plan assets                             (168)          1,036
   Employer contributions                                    305             300
   Benefit payments                                         (650)           (295)
                                                      ----------      ----------
Fair value of plan assets at end of year                   6,370           6,883
                                                      ----------      ----------

Funded (underfunded) status                                 (682)            768

Unrecognized prior service cost                              334             474
Unrecognized net (gains)/losses                              544          (1,189)
Unrecognized transition asset                                 --             (28)
Additional minimum liability                              (1,218)             --
                                                      ----------      ----------

Prepaid (accrued) benefit cost                        $   (1,022)     $       25
                                                      ==========      ==========

Net periodic pension costs relating to the Company's defined benefit plans consist of the following for the year ended December 31:


                                      2000            1999            1998
                                   ----------      ----------      ----------
                                                 (In thousands)
Service cost                       $      246      $      238      $      227
Interest cost                             477             417             380
Expected return on plan assets           (622)           (531)           (743)
Net amortization and deferrals             33              58             345
                                   ----------      ----------      ----------
Net periodic pension cost          $      134      $      182      $      209
                                   ==========      ==========      ==========

In the fourth quarter of 1999, the Company recognized a $475,000 reduction in its accrued pension costs, which related to actuarial gains not recognized in prior years.

The benefit obligation and fair value of plan assets by plan at December 31, 2000 (in thousands):


                               NEGOTIATED         FROZEN
                                  PLAN             PLAN             TOTAL
                              ------------     ------------     ------------
Benefit obligation            $      6,167     $        885     $      7,052
Fair value of plan assets     $      5,174     $      1,195     $      6,370

The following weighted average assumptions were used in computing pension costs for the Company's trusteed defined benefit plans for the year ended December 31:


                                                 2000         1999          1998
                                                -------      -------      -------

Discount rate                                      8.00%        7.00%        7.25%
Rate increase in compensation                         0%           0%           0%
Expected long-term rate of return on assets        9.00%        9.00%        9.00%

The Company's funding policy, with respect to trusteed defined benefit plans, is to make contributions annually equal to, or in excess of, the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Assets of the plans consist of pooled fixed income securities, pooled equity securities, and cash or cash equivalents.

The Company also has a defined contribution plan for employees not covered by a collective bargaining agreement. The Company's Board of Directors determines annually if a contribution will be made, and if so, in what amount. The Company's Board has not determined if a contribution for 2000 will be made. Contributions made for 1999 and 1998 were $157,000 and $151,000, respectively.

The Company also sponsors a plan under the provision of Section 401(k) of the Internal Revenue Code (the 401(k) Plan) for all employees not covered by a collective bargaining agreement. Company contributions may range from 0% to 100% of employee contributions, up to a maximum 6% of eligible employee compensation, as defined. Employees may elect to contribute up to 10% of their eligible compensation on a pretax basis. Benefits under the 401(k) Plan are limited to the assets of the 401(k) Plan. The Company's Board has not determined if a matching contribution for 2000 will be made. Company contributions made for 1999 and 1998 were $108,000 and $115,000, respectively.

Postretirement medical and dental benefits are currently provided only to certain employees who retired before 1987. The Company's policy is to fund the cost of these plans as claims are incurred.

The following table sets forth the computation of the accrued liability for postretirement medical, dental, and life insurance benefits at December 31 (in thousands):


                                                                       COMBINED
                                                             -------------------------------
                                                                 2000               1999
                                                             ------------       ------------
Change in benefit obligation:
  Benefit obligation at beginning of year                    $      3,590       $      3,930
  Service cost                                                          7                  7
  Interest cost                                                       286                257
Participants' contributions                                            --                 11
Actuarial (gains) losses                                              862               (189)
Benefit payments                                                     (456)              (426)
                                                             ------------       ------------
Benefit obligation at end of year                            $      4,289       $      3,590

Change in plan assets:
   Fair value of plan assets at beginning of year                      --                 --
   Employer contributions                                             457                426
   Participants' contributions                                         --                 11
   Benefit payments                                                  (457)              (437)
                                                             ------------       ------------
Fair value of plan assets at end of year                               --                 --
                                                             ------------       ------------

Underfunded status                                                 (4,289)            (3,590)

Unrecognized prior service cost                                    (1,081)            (1,160)
Unrecognized net losses                                             1,142                280
                                                             ------------       ------------
Accrued benefit cost                                         $     (4,208)      $     (4,470)
                                                             ============       ============

Weighted average assumptions for end of year disclosure:
Discount rate                                                        8.00%              8.00%
Initial trend rate                                                    9.0%              6.75%
Ultimate trend rate                                                  5.00%              5.00%
Number of years from initial to ultimate trend                         10                  2

The health care cost trend rate assumption has a significant effect on the amounts reported. For example, changing the assumed health care cost trend rates by one percentage point each year would have the following effects on the latest actuarial calculations (in thousands):


                                                1-PERCENTAGE   1-PERCENTAGE
                                               POINT INCREASE  POINT DECREASE
                                               --------------  ---------------
Effect on total of service and interest cost
   components                                    $      17     $     (17)
Effect on postretirement benefit obligation      $     249     $    (215)


Net periodic postretirement benefit cost for these plans includes the following components for the year ended December 31 (in thousands):


                        2000          1999          1998
                      --------      --------      --------
Service cost          $      7      $      7      $      7
Interest cost              286           257           343
Net amortization           (99)          (69)           (6)
                      --------      --------      --------
Net periodic cost     $    194      $    195      $    344
                      ========      ========      ========

Interest costs on the projected benefit obligations and the actual returns on plan assets of the postretirement benefit plans are included in interest expense and other income, respectively, in the accompanying consolidated statements of operations.

14. COMMITMENTS AND CONTINGENCIES

In connection with the confirmation and effectiveness of the Plan, a settlement of all environmental litigation was effected.

The settlement between the Company, SPMI and the United States on behalf of the United States Environmental Protection Agency, United States Department of Interior and the United States Department of Agriculture (the Government) and the Coeur d'Alene Indian Tribe (the Tribe) was memorialized in a new Consent Decree in civil actions CIV96-0122-N-EJL and CIV91-0342-N-EJL pending in the United States District Court for the District of Idaho. By entry of the new Consent Decree all claims of the Government and the Tribe for natural resource damages and response costs to injuries allegedly caused by the Company and SPMI in the Coeur d'Alene Basin were dismissed by the Government and the Tribe. The new Consent Decree was approved by the United States District Court and entered on January 22, 2001. In exchange for the dismissal, the Company granted warrants to purchase 9.95% of Sunshine's new common stock (i) at an exercise price of $.66 per share, (ii) with a cashless exercise feature, (iii) that are exempt from registration pursuant to 11 USC Section 1145, (iv) that are fully transferable to any other entity at any time, and (v) are subject to ordinary terms and conditions including anti-dilution provisions.

The Company and SPMI have also agreed to provide net smelter return royalty payments to the Government and the Tribe based on revenues from all mining by SPMI anywhere in the United States and all mining by any Sunshine entity from the Sunshine Mine or within one mile of the current boundaries of the mine. The royalty adjusts on a sliding scale based on the average price of silver. No royalty must be paid until the average silver price exceeds $6.00 per ounce. Under the new Consent Decree, SPMI is required to convey the surface rights to timber lands it owns and uses for non-mining purposes, and to perform certain remediation and testwork at its ConSil mine site adjacent to the Sunshine Mine.

In connection with the settlement, the Government also agreed to release the Company and SPMI from a 1994 Consent Decree which obligated them among others to remediate certain property in the Bunker Hill Superfund Site.

The Company believes that all other environmental claims, both potential and threatened, were discharged by the effectiveness of the Plan of Reorganization on February 5, 2001.

The Company is subject to certain other legal proceedings and claims that arise in the conduct of its business. Although it is not possible to predict the outcome of such matters, in the opinion of management, the ultimate outcomes of these matters will not have a material adverse effect on the Company's consolidated financial position, consolidated results of operations or cash flows.

15. FOREIGN OPERATIONS

The Company has mining projects in Argentina and Mexico, including the Pirquitas Mine which is in the development stage. The Company began to capitalize development expenditures at the Pirquitas Mine in 1998 after proven and probable reserves were established at the end of 1997. Exploration expense for the Company's foreign operations totaled approximately $1.3 million, $0.7 million and $1.6 million for years ended December 31, 2000, 1999 and 1998, respectively. At December 31, 2000, amounts capitalized as property, plant, and equipment for foreign operations totaled $13.9 million, net of depreciation.

Approximately $2.3 million for Value Added Taxes paid in Argentina are included in other assets. These taxes are recoverable from future exports of products produced from Argentina.

The recoverability of the assets related to the Pirquitas Mine is dependent upon the ability of the Company to: (a) raise sufficient funding for development of the Pirquitas property, or (b) sell all or a portion of the Company's interest in the property, or (c) merge with or form a joint venture with a company with greater financial resources to develop the properties.

16. SIGNIFICANT CUSTOMER

In 2000, 1999 and 1998, one customer accounted for sales of concentrate aggregating approximately $22.5 million, $31.5 million and $30.7 million, respectively. In February 2001, this customer notified the Company that it was temporarily closing the smelter to which the Sunshine Mine shipped concentrates and that the smelter would no longer accept deliveries.

17. PRECIOUS METALS RESERVES (UNAUDITED)

The table below presents data on proven and probable ore reserves, production and average prices for each of the years in the five-year period ended December 31, 2000 (in thousands, except average prices):


                                 2000           1999            1998            1997             1996
                             -----------     -----------     -----------     -----------     -----------
SUNSHINE MINE
Reserves at December 31:
   Ounces of silver               25,937          29,992          37,383          39,808          36,241
Production:
   Tons of ore                       169             218             248             183             121
   Ounces of silver                3,879           5,211           5,806           4,253           2,578

PIRQUITAS MINE
Reserves at December 31:
   Ounces of silver              129,333         129,333         101,000          72,800              --

REVENUE - VIRGINIUS MINE
Reserves at December 31:
   Ounces of silver                6,208           6,208           6,208           6,208           6,208

AVERAGE PRICES:
   Ounce of silver           $      4.93     $      5.23     $      5.47     $      5.02     $      5.11

The ore reserve estimates presented in the table are estimates of proven and probable reserves by the Company's geologic personnel. No assurance can be given that the indicated quantity of in situ silver will be realized. Reserve estimates are expressions of judgment based largely on data from diamond drill holes and underground openings, such as drifts or raises, which expose the mineralization on one, two or three sides, sampling and similar examinations. Reserve estimates may change as ore bodies are mined and additional data is derived.

18. PRO FORMA UNAUDITED CONDENSED FINANCIAL INFORMATION RELATED TO THE CONSUMMATION OF THE PLAN OF REORGANIZATION

The unaudited Pro Forma Condensed Consolidated Balance Sheet is presented to give effect to the consummation of the Plan as though it had taken place on December 31, 2000. The unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2000 was prepared as though the consummation of the Plan had taken place on January 1, 2000. The Company will adopt "fresh start" reporting as of February 5, 2001, the date the Plan was effective. In general, pursuant to SOP 90-7, the Company's assets and liabilities will be revalued to fair market value.

The fair market value of Pirquitas and the Sunshine Mine, the Company's principal assets as well as the fair market value of the Liability for the Call Option on Sunshine Argentina, Inc. were based on, among other things, appraisals performed in conjunction with the bankruptcy reorganization.

                                   Pro Forma
                             Condensed Consolidated
                                 Balance Sheet
                                  (unaudited)

                                                   Predecessor       Reorganization and        Reorganized
                                                     Company        Fresh Start Adjustments      Company
                                                   -----------     -------------------------   ------------
                                                    December                                     December
(In thousands)                                      31,  2000        Debit         Credit        31, 2000
                                                    ---------      ---------     -----------     ---------
ASSETS
Total current assets                                $   5,164      $      --     $      --       $   5,164
Property, plant and equipment, net                     14,671         10,792 (a)                    25,463
Other assets                                            2,757             --           1,165 (a)     1,592
                                                    ---------      ---------     -----------     ---------
                                                    $  22,592      $  10,792     $     1,165     $  32,219
                                                    =========      =========     ===========     =========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Total current liabilities                           $   2,340      $      --     $        --     $   2,340
Noncurrent liabilities                                 56,528         48,991 (b)          --         7,537
Liability for call option on Sunshine
   Argentina, Inc.                                         --             --           2,740 (c)     2,740
                                                    ---------      ---------     -----------     ---------
Total Liabilities                                      58,868         48,991           2,740        12,617
Redeemable common stock                                    --             --          17,640 (d)    17,640
Stockholders' equity (deficit):
   Common stock                                           493            493 (e)          50 (f)        50
   Paid in capital                                    729,957        729,957 (e)       1,912 (f)     1,912
   Accumulated other comprehensive
      loss                                               (884)            --             884 (e)        --
   Accumulated deficit                               (764,732)            --         764,732 (e)        --
   Less treasury stock at cost                         (1,110)            --           1,110 (e)        --
                                                    ---------      ---------     -----------     ---------
                                                      (36,276)       730,450         767,893         1,962
                                                    ---------      ---------     -----------     ---------
                                                    $  22,592      $ 779,441     $   789,068     $  32,219
                                                    =========      =========     ===========     =========

Explanations of reorganization and fresh start adjustment columns of the Balance Sheet are as follows:

(a) To adjust property, plant and equipment and other assets to estimated current market value. Further adjustments may be required, but are not expected to be material.

(b) To reflect the cancellation of debt and other liabilities pursuant to the Plan.

(c) To record the estimated fair value of the liability for the Call Option issued pursuant to the Plan. (See Note 2.)

(d) To reflect the new common stock issued to the Principal Shareholders which, in certain instances, the Company would be required to repurchase from the Principal Shareholders.

(e)  To eliminate the old stockholders' equity (deficit).

(f) To reflect the issuance of new common stock to other than Principal Shareholders.

                                   Pro Forma
                        Condensed Consolidated Statement
                                 of Operations
                                  (unaudited)

                                                                       YEAR ENDED DECEMBER 31, 2000
                                               -----------------------------------------------------------
                                               PREDECESSOR         REORGANIZATION AND          REORGANIZED
                                                 COMPANY         FRESH START ADJUSTMENTS         COMPANY
                                               -----------       ------------------------      -----------
Operating revenues                               $ 23,094                                          23,094
Mark to market loss                                  (167)             --              --            (167)
                                                 --------        --------        --------        --------
                                                   22,927              --              --          22,927
                                                 --------        --------        --------        --------
Costs and expenses:
  Cost of revenues                                (22,570)             --              --         (22,570)
  Depreciation, depletion
    and amortization                               (1,198)             --              --          (1,198)
  Impairment of Mining Properties                  (7,245)             --              --          (7,245)
  Exploration                                      (2,373)             --              --          (2,373)
  Selling, general and
    administrative expense                         (3,450)             --              --          (3,450)
                                                 --------        --------        --------        --------
                                                  (36,836)             --              --         (36,836)
                                                 --------        --------        --------        --------
Other income (expense)
  Interest income                                      85              --              --              85
  Interest and debt expense                        (5,294)            230           5,294(a)         (230)
  Other, net                                          193              --              --             193
                                                 --------        --------        --------        --------
                                                   (5,016)            230           5,294              48
                                                 --------        --------        --------        --------
Loss before reorganization items                  (18,925)            230           5,294         (13,861)
                                                 --------        --------        --------        --------
Reorganization Costs                               (1,965)             --           1,965(b)           --
                                                 --------        --------        --------        --------
Net loss                                         $(20,890)       $    230        $  7,259        $(13,861)
                                                 ========        ========        ========        ========
Basic and fully diluted loss
  per common share:                              $  (0.48)                                       $  (0.28)
                                                 ========                                        ========
Weighted average common shares outstanding         43,898                                          50,000(c)
                                                 ========                                        ========

Explanations of reorganization and fresh start adjustment columns of the Statement of Operations are as follows

(a) Elimination of interest expense on debt that was exchanged for common stock pursuant to the Plan.

(b) Elimination of costs that relate to bankruptcy filing.

(c) Pro forma loss per common share is computed based on the 50,000,000 shares of New Common Stock issued pursuant to the Plan.

19. QUARTERLY FINANCIAL DATA (UNAUDITED) (IN THOUSANDS EXCEPT PER SHARE DATA)


                                                                        THREE MONTHS ENDED
                                               ----------------------------------------------------------
                                                  MARCH          JUNE          SEPTEMBER        DECEMBER
                                                   31             30              30               31
2000:
   Operating revenues                          $    7,177      $    6,596      $    5,139      $    4,181
   Cost of revenues                                 6,369           6,335           5,440           4,425
   Loss applicable to common shares                (4,072)         (2,741)         (3,778)        (10,178)
   Basic and diluted loss per common share
                                               $    (0.10)     $    (0.06)     $    (0.08)     $    (0.21)

1999:
   Operating revenues                          $    9,651      $    7,957      $    8,106      $    6,618
   Cost of revenues                                 8,693           6,564           6,649           5,767
   Loss applicable to common shares                (2,866)         (2,125)         (2,022)         (3,830)
   Basic and diluted loss per common
      share                                    $     (.09)     $     (.06)     $     (.06)     $     (.10)

During the fourth quarter of 2000, an impairment charge of $7.2 million was taken. (See Note 6.)

================================================================================

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SUNSHINE MINING AND REFINING COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE ISSUER SINCE SUCH DATE.

                                   ----------


                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----

Prospectus Summary.......................................................1
Risk Factors.............................................................7
Forward-Looking Statements..............................................11
Use of Proceeds.........................................................12
Capitalization..........................................................12
Dividend Policy......................................................   13
Price Range of Capital Stock............................................13
The Plan of Reorganization..............................................14
Selling Stockholders....................................................20
Plan of Distribution....................................................22
Selected Financial Data.................................................24
Management's Discussion and Analysis of Financial
   Condition and Results of Operations..................................25
The Company.............................................................30
Legal Proceedings.......................................................35
Ownership of Principal Stockholders and Management......................36
Management..............................................................37
Change in Accountants...................................................43
Description of Capital Stock............................................44
Legal Matters.......................................................... 45
Experts................................................................ 45
Where You Can Find More Information.....................................45
Glossary and Index..................................................... 46
Index to Consolidated Financial Statements............................ F-1

================================================================================

================================================================================




                                 SUNSHINE MINING
                                       AND
                                    REFINING
                                     COMPANY



                                44,995,000 SHARES
                                  COMMON STOCK
                           (PAR VALUE $0.01 PER SHARE)




                                   ----------
                                   PROSPECTUS
                                   ----------









                                MARCH _____, 2001

================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Securities and Exchange Commission Registration Fee ..................     $18,279.22
Blue Sky Fees and Expenses (including legal fees and filing fees) ....       3,000.00*
Printing and Photocopying Expenses ...................................       7,800.00
Accounting Fees and Expenses .........................................      10,000.00
Legal Fees and Expenses ..............................................      12,500.00
Miscellaneous Expenses ...............................................       2,900.00
                                                                           ----------
         TOTAL: ......................................................     $54,479.22
                                                                           ==========

----------

     *Based on limited number of states which may be increased in the future.


All of the above expenses except the Securities and Exchange Commission registration fee and the NASDAQ listing fee are estimated. All of such expenses will be borne by the Registrant.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law gives corporations the right to indemnify their directors, officers and agents. In addition,
Article VII of Sunshine Mining and Refining Company's Amended Certificate of Incorporation and Article V of the Bylaws provide as follows:

                                   "ARTICLE V
                                 INDEMNIFICATION

         (a) To the fullest extent permitted by the Delaware General Corporation Law, as it now exists or may hereafter be amended, a director or officer of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may hereafter be amended. Any repeal or modification of this paragraph by the stockholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation at the time of such repeal or modification.

         (b) To the fullest extent permitted by Section 145 of the DGCL or any successor provisions thereto, (i) the Corporation shall (A) indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding (a "proceeding"), whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation, against expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably upon receipt of any undertaking to repay amounts advanced required by the DGCL, expenses incurred by such person in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, and (ii) the Corporation may (A) indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding and
(B) pay expenses incurred by such person in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding. Notwithstanding clause (i)(A) of the preceding sentence, the Corporation shall be required to indemnify an indemnitee in connection with a proceeding (or part thereof) commenced by such indemnitee only if the commencement of such proceeding (or part thereof) by the indemnitee was authorized by the Board of Directors of the Corporation. The foregoing indemnification and advancement of expenses provisions shall not be deemed exclusive of any other rights to indemnification or advancement of expenses to which any such person may be entitled under any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise and are deemed to be contract rights with respect to each person entitled to the benefits of such new provisions. Any change in law that purports to restrict the ability of the Corporation to indemnify or advance expenses to any such person shall not affect the Corporation's obligation or right to indemnify and advance expenses to any such person with respect to any action, claim, suit or proceeding that occurred or arose or that is based on events or acts that occurred or arose, prior to such change in law."

                                Part II - Page 1

         The Bylaws of Sunshine at Article V continues by providing the following additional provisions:

         (c) Third Party Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director, trustee, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of he Corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

         (d) Derivative Actions. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in the Corporation's favor by reason of the fact that such person is or was a director, trustee, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to amounts paid in settlement, the settlement of the suit or action was in the best interests of the Corporation, provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of such person's duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper. The termination of any action or suit by judgment or settlement shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation.

         (e) Successful Defense. To the extent that a director, trustee, officer, employee or agent of the Corporation has been successful on the merits or otherwise, in whole or in part, in defense of any action, suit or proceeding referred to in Sections (c) and (d) of this Article V, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

         (f) Authorization. Any indemnification under Sections (c) and (d) of this Article V (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above in Sections (c) and (d) of this Article V. Such determination shall be made (a) by the Board of Directors of the Corporation by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, by a majority vote of directors who were not parties to such action, suit or proceeding, or (c) by independent legal counsel (selected by one or more of the directors, whether or not a quorum and whether or not disinterested) in a written opinion, or (d) by the shareholders. Anyone making such a determination under this Section (f) may determine that a person has met the standard therein set forth as to some claims, issues or matters, but not as to others, and may reasonably prorate amounts to be paid as indemnification.

         (g) Advances. Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation, at any time or from time to time in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in Section (f) of this Article V upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article V.

         (h) Non-Exclusivity. The indemnification provided by this Article V shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another


                                Part II - Page 2
capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

         (i) Insurance. The Corporation shall have the powers to purchase and maintain insurance on behalf of any person who is or was a director, trustee, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability.

         (j) "Corporation" Defined. For purposes of this Article V, references to the "Corporation" shall include, in addition to the Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, trustees, officers, employees or agents, so that any person who is or was a director, trustee, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this
Article V with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

         On February 24, 2000, Sunshine issued to the holders of the 10% Senior Convertible Notes due November 24, 2002, on a pro rata basis, 1,009,962 shares of common stock as the first required quarterly prepayment of $1.25 million on the 10% Senior Convertible Notes due November 24, 2002 (the "Stonehill Notes"). The Stonehill Notes were issued in November 1997 pursuant to Sunshine's reliance on the exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), found in Section 4(2), and the shares issued as the prepayment were issued pursuant to an exemption from registration under the Securities Act found in Section 3(a)(9) of the Securities Act or an exemption from registration under the Securities Act found in Section 4(2).

         On February 9, 2000, Sunshine issued to certain holders of the EuroBonds 756,000 shares of common stock in exchange for $1,000,000 of the 8% Senior Exchangeable Notes, originally due March 21, 2000 (the "EuroBonds"). The EuroBonds were issued in March 1996, pursuant to Sunshine's reliance on the exemption from registration under the Securities Act found in Regulation S (Sections 901-905 of the Securities Act), and the shares issued in exchange for the $1,000,000 of EuroBonds were issued pursuant to an exemption from registration under the Securities Act found in Section 3(a)(9) of the Securities Act.

         On March 29, 2000, Sunshine issued to the holders of the Stonehill Notes on a pro rata basis 698,179 shares of common stock as payment of interest due by April 1, 2000 on the Stonehill Notes. The Stonehill Notes were issued in November 1997 pursuant to the Company's reliance on the exemption from registration under the Securities Act found in Section 4(2), and the shares issued as interest were issued pursuant to an exemption from registration under the Securities Act found in Section 3(a)(9) of the Securities Act or an exemption from registration under the Securities Act found in Section 4(2).

         Prior to the August 23, 2000 filing of a voluntary petition in bankruptcy by Sunshine, the Liverpool Limited Partnership, Liverpool Associates, Ltd., Elliott International, L.P. (formerly known as Westgate International,
LP), and Elliott International Capital Advisors, Inc. (collectively the "Elliott Group") acquired more than a majority of the 8% Senior Exchangeable Notes due 2000 issued by Sunshine Precious Metals, Inc., a Delaware corporation ("Metals") guaranteed by Sunshine (the "EuroBonds"). In a separate transaction, the Elliott Group acquired an option to "put" the EuroBonds to Sunshine Argentina, Inc. Similarly, Stonehill Institutional Partners, LP, Stonehill Offshore Partners Limited (together with their affiliates the "Stonehill Group") have been the principal holders of a series of 10% Notes due November 24, 2002, issued by Sunshine to the Stonehill Group in the original principal amount of $15 million and guaranteed by Sunshine Argentina, Inc. On April 11 and 17, 2000, the holders of the "Stonehill Notes" converted $1 million in principal amount (plus accrued interest) for 1,937,554 shares of "old common stock" of Sunshine outstanding prior to August 23, 2000. As the EuroBonds were not retired or refinanced prior to their maturity, pursuant to the terms of the Stonehill Notes, Sunshine was obligated to issue to the holders of the Stonehill Notes additional amounts payable in cash or shares of common stock, and in March 2000, Sunshine issued, as partial payment of the quarterly interest due, an additional 698,179 shares of old common stock to the holders of the Stonehill Notes. The shares of old common stock received by the Stonehill Group and the Elliott Group were subsequently cancelled and retired in connection with the Plan of Reorganization of Sunshine and its subsidiaries on the Effective Date of February 5, 2001.


                                Part II - Page 3

         Pursuant to the Plan of Reorganization (the "Plan") in the case styled In Re: Sunshine Mining and Refining Company, Case No. 00-3409(MWF) pending in the United States Bankruptcy Court for the District of Delaware (and certain related cases), and the issuance of an Order Confirming the Third Amended and Restated Joint Chapter 11 Plan of Reorganization of Sunshine and its debtor subsidiaries (the "Confirmation Order"), all of which bears an Effective Date of February 5, 2001, on the Effective Date, all of the "old common stock" (as well as all options and warrants) of Sunshine was cancelled, retired and eliminated with no consideration paid therefor, and Sunshine was deemed to have issued "New Mining Stock," which is shares of Common Stock, par value $0.01 per share. The New Mining Stock was issued pursuant to the Plan and Confirmation Order in accordance with Section 1145 of the Bankruptcy Code without registration. A total of 50,000,000 shares of Common Stock, par value $0.01 per share, was issued as the "New Mining Stock" under the terms of the Plan to those designated as recipients therefor under the Plan which generally were certain creditors of Sunshine and others who in turn gifted a portion (approximately 3.4%) of such New Mining Stock to the former common stockholders on a pro rata basis, but only to accounts holding in excess of 100 shares of "old common stock." Of the New Mining Stock, the Stonehill Group and the Elliott Group acquired 89.99%.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


       EXHIBIT
     DESIGNATION                         EXHIBIT DESCRIPTION

         2.1 Third Amended Joint Chapter 11 Plan of Reorganization dated as of December 4, 2000, bench-filed in the case styled In Re: Sunshine Mining and Refining Company, Chapter 11, Case No. 00-3409 (MWF), filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

         2.2 Order confirming the Third Amended Joint Chapter 11 Plan of Reorganization of Sunshine Mining and Refining Company and its Debtor Subsidiaries as entered December 5, 2000, filed as Exhibit 2.2 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

         2.3 Partial Consent Decree with Sunshine Mining and Refining Company and Sunshine Precious Metals, Inc. in the case styled United States of America v. Asarco Incorporated, et al., a Consolidated Case Nos. 96-0122-N-EJL and 91-0342-N-EJL in the United States District Court for the District of Idaho, filed as Exhibit 2.3 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

         2.4 Notice of Effective Date of Third Amended Joint Chapter 11 Plan of Reorganization, filed as Exhibit 2.4 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

         3.1 Amended and Restated Certificate of Incorporation filed with and approved by the Secretary of State of Delaware on February 23, 2001, filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

         3.2 Amended and Restated Bylaws as adopted February 9, 2001, filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

         3.3*           Specimen Common Stock Certificate.

         5.1*           Opinion of Richards, Layton & Finger, PA.

         10.1 Call Option Agreement dated February 5, 2001, among Sunshine International Mining, Inc., Sunshine Mining and Refining Company, Sunshine Argentina, Inc., Elliott International, L.P., The Liverpool Limited Partnership, Stonehill Institutional Partners, L.P. and Stonehill Offshore Partners Limited, filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

         10.2 Registration Rights Agreement dated February 5, 2001, among Sunshine Mining and Refining Company, Stonehill Partners, L.P., Stonehill Offshore Partners Limited, Elliott International, L.P. and The Liverpool Limited Partnership, filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K for event report February 5, 2001.


                                Part II - Page 4

       EXHIBIT
     DESIGNATION                         EXHIBIT DESCRIPTION

       21.1*            Subsidiaries of the Registrant.

       23.1 Consent of Richards, Layton & Finger, PA (included in the opinion filed as Exhibit 5.1).

       23.2*            Consent of Grant Thornton LLP.

       24.1             Power of Attorney (set forth on signature page hereof).

----------

         * Filed herewith.

ITEM 17. UNDERTAKINGS .

         The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           To include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933;

                                    To reflect in the prospectus any facts or
                  events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar of securities would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if in the aggregate, the changes in volume and price represents no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement); and

                                    To include any material information with
                  respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                Part II - Page 5

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The undersigned Registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas, as of the 19th day of March, 2001.

                                SUNSHINE MINING AND REFINING COMPANY

                                By: /s/ William W. Davis
                                    --------------------------------------------
                                        William W. Davis
                                        President, Chief Operating Officer and
                                        Chief Financial Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below on this Registration Statement constitutes and appoints each of John S. Simko and William W. Davis his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments (including post-effective amendments thereto) to this Form S-1 Registration Statement of Sunshine Mining and Refining Company and to file same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, or any of them, or their or his or her substitute or substitutes, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated as of the 19th day of March, 2001.

                SIGNATURE                                TITLE                            DATE

/s/ John S. Simko                          Chairman of the Board and Director
-------------------------------------        (Principal Executive Officer)           March 19, 2001
John S. Simko

/s/ William W. Davis                     President, Chief Operating Officer and
-------------------------------------      Chief Financial Officer (Principal        March 19, 2001
William W. Davis                                   Financial Officer)

/s/ George M. Elvin
-------------------------------------                   Director                     March 19, 2001
George M. Elvin

/s/ Arnold Kastenbaum
-------------------------------------                   Director                     March 19, 2001
Arnold Kastenbaum

/s/ Keith McCandlish
-------------------------------------                   Director                     March 19, 2001
Keith McCandlish

/s/ Charles C. Reardon
-------------------------------------                   Director                     March 19, 2001
Charles C. Reardon

                               INDEX TO EXHIBITS


   EXHIBIT
 DESIGNATION                         EXHIBIT DESCRIPTION
     2.1                Third Amended Joint Chapter 11 Plan of Reorganization
                        dated as of December 4, 2000, bench-filed in the case
                        styled In Re: Sunshine Mining and Refining Company,
                        Chapter 11, Case No. 00-3409 (MWF), filed as Exhibit 2.1
                        to the Registrant's Current Report on Form 8-K for event
                        reported February 5, 2001.

     2.2 Order confirming the Third Amended Joint Chapter 11 Plan of Reorganization of Sunshine Mining and Refining
                        Company and its Debtor Subsidiaries as entered December
                        5, 2000, filed as Exhibit 2.2 to the Registrant's
                        Current Report on Form 8-K for event reported February
                        5, 2001.

     2.3                Partial Consent Decree with Sunshine Mining and Refining
                        Company and Sunshine Precious Metals, Inc. in the case styled United States of America v. Asarco Incorporated, et al., a Consolidated Case Nos. 96-0122-N-EJL and 91-0342-N-EJL in the United States District Court for the District of Idaho, filed as Exhibit 2.3 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

     2.4                Notice of Effective Date of Third Amended Joint Chapter
                        11 Plan of Reorganization, filed as Exhibit 2.4 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

     3.1 Amended and Restated Certificate of Incorporation filed with and approved by the Secretary of State of Delaware on February 23, 2001, filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

     3.2 Amended and Restated Bylaws as adopted February 9, 2001, filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K for event reported February 5, 2001.

     3.3*               Specimen Common Stock Certificate.

     5.1*               Opinion of Richards, Layton & Finger, PA.

     10.1               Call Option Agreement dated February 5, 2001, among
                        Sunshine International Mining, Inc., Sunshine Mining and
                        Refining Company, Sunshine Argentina, Inc., Elliott
                        International, L.P., The Liverpool Limited Partnership,
                        Stonehill Institutional Partners, L.P. and Stonehill
                        Offshore Partners Limited, filed as Exhibit 10.1 to the
                        Registrant's Current Report on Form 8-K for event reported February 5, 2001.

     10.2 Registration Rights Agreement dated February 5, 2001, among Sunshine Mining and Refining Company, Stonehill
                        Partners, L.P., Stonehill Offshore Partners Limited,
                        Elliott International, L.P. and The Liverpool Limited
                        Partnership, filed as Exhibit 10.2 to the Registrant's
                        Current Report on Form 8-K for event report February 5,
                        2001.

   EXHIBIT
 DESIGNATION                         EXHIBIT DESCRIPTION
    21.1*               Subsidiaries of the Registrant.

    23.1 Consent of Richards, Layton & Finger, PA (included in the opinion filed as Exhibit 5.1).

    23.2*               Consent of Grant Thornton LLP.

    24.1                Power of Attorney (set forth on signature page hereof).

----------

         * Filed herewith.